As filed with the Securities and Exchange Commission on April 28, 2010
Registration No. 333-164474

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Everyday Health, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7389	80-0036062
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

45 Main St., Suite 800
Brooklyn, NY 11201
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Benjamin Wolin
Chief Executive Officer
45 Main St., Suite 800
Brooklyn, NY 11201
(718) 797-0722
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Babak Yaghmaie, Esq. Stephane Levy, Esq. Cooley LLP 1114 Avenue of the Americas New York, NY 10036-7798 (212) 479-6000	Alan Shapiro, Esq. Executive Vice President & General Counsel Everyday Health, Inc. 45 Main St., Suite 800 Brooklyn, NY 11201 (718) 797-0722	Kirk A. Davenport, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 28, 2010.

           Shares

Common Stock

This is an initial public offering of shares of common stock of Everyday Health, Inc.

Everyday Health is offering           of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering           shares. Everyday Health will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $     . We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “EVDY.”

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Everyday Health	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from Everyday Health at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2010.

Goldman, Sachs & Co.	J.P. Morgan

Jefferies & Co.	Needham & Company, LLC

Prospectus dated          , 2010.

Helping consumers:Research symptoms Find treatment options Connect with others Eat healthier Live better Health is a journey. And Everyday Health is there to lead the way, providing consumers with the expert guidance and advice they need to make better choices, actively manage their conditions and live healthier lives, every day. www.EverydayHealth.com

Because every day counts.

Condition Management

Prevention

Caring

Lifestage

Because every day counts. Condition Management Prevention Caring Lifestage

Everyday Health is a leading provider of online consumer health solutions. Our broad portfolio of over 25 websites span the health spectrum — from caregiving and condition management to fitness, nutrition and personal care, we o er users the tools, community and expert advice they need to live healthier, every day. Treatment Options Connecting Personal Care Fitness and Nutrition

Prospectus

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

All website references in this prospectus are intended to be inactive textual references only. The content of such websites is not incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 12, before deciding whether to purchase shares of our common stock.

Everyday Health, Inc.

Overview

We are a leading provider of online consumer health solutions. We provide our consumers, advertisers and partners with content and advertising-based services across a broad portfolio of websites that span the health spectrum — from lifestyle offerings in pregnancy, diet and fitness to in-depth medical content for condition prevention and management. The Everyday Health portfolio consists of over 25 consumer health websites, including www.EverydayHealth.com, www.RevolutionHealth.com, www.WhattoExpect.com, www.JillianMichaels.com, www.SouthBeachDiet.com and www.SparkPeople.com.

The fragmentation of the online consumer audience has resulted in the growth in popularity of highly-specialized websites focused on a specific content category, commonly referred to as a vertical or a vertical category. This growth in popularity is particularly pervasive in the consumer health vertical since consumers have a wide variety of individual health interests and needs. We have designed the Everyday Health portfolio, which includes websites that we operate and with which we partner, to take advantage of this fragmentation by providing multiple sources of reliable and highly-personalized content to satisfy the diverse needs of our consumers and advertising customers.

The depth, breadth and quality of the content across the Everyday Health portfolio, including our personalized tools and community features, have enabled us to serve tens of millions of consumers each month. During 2009, the Everyday Health portfolio attracted an average of 25 million unique visitors per month, according to comScore, Inc., a market research firm. Since our inception, over 39 million consumers have registered on our websites to obtain personalized content and features, such as pregnancy calendars, calorie tracking tools or e-mail newsletters on requested health topics, and over 1.8 million consumers have paid for a premium subscription service. During 2009, we averaged over 16,000 registrations per day and sent over 410 million opt-in, content-based newsletters per month.

The composition of the Everyday Health portfolio, together with our large consumer audience, database of registered users and customized content offerings, has created an attractive platform for national, regional and local advertisers. We believe that our ability to provide advertisers with targeted advertising solutions and results-focused measurability allows us to compete favorably in the consumer health vertical. Our advertisers consist primarily of pharmaceutical and medical device companies, manufacturers and retailers of over-the-counter products and consumer-packaged-goods and healthcare providers. During 2009, we featured over 470 brands on the Everyday Health portfolio and our customers included 24 of the top 25 global companies ranked by 2008 healthcare revenue as compiled by MedAdNews and 43 of the top “100 Leading National Advertisers in 2008” as compiled by Advertising Age.

We have an integrated approach to running our business. This means that we share development, operations and marketing resources across the entire Everyday Health portfolio rather than allocating resources to individual websites in the portfolio. This approach enables us to efficiently operate our own websites, in addition to those of our partners that are looking to expand their consumer audience and to grow their revenues online. In addition, the Everyday Health portfolio allows providers of consumer health content with an existing online presence to leverage our advertising platform to increase their revenues, while maintaining editorial and operational control over their content.

We generate revenues primarily from the sale of advertising and sponsorship services, as well as the sale and licensing of our premium content, including subscriptions to certain websites in the Everyday Health portfolio.

Industry Background

The fragmentation of the online audience due to the growth in search engines and the decreased consumer reliance on general portals has resulted in consumers seeking multiple websites to satisfy their diverse health-related needs. According to comScore, consumers that interact with health content online visited approximately 3.5 different health websites per month on average during 2009. We believe that consumers will continue to rely on multiple websites that are dedicated specifically to health-related content and which contain more in-depth and personalized offerings in order to satisfy their diverse health needs. As more consumers turn to the Internet as a preferred medium for accessing information, advertisers are increasingly migrating a greater portion of their spending online. The growth of online spending in the health and wellness category, however, has not developed as rapidly as the overall advertising market. According to a February 2010 study prepared on our behalf by Forrester Research, Inc., a market research firm, total online advertising represented 8.5% and 9.6% of total advertising, excluding direct mail, during 2008 and 2009, respectively. However, according to Forrester Research, total online advertising in the health and wellness category represented only 4.0% and 4.9% of total advertising in the health and wellness category in 2008 and 2009, respectively. Furthermore, according to Forrester Research, total online advertising in the health and wellness category is projected to grow at a compounded annual rate of approximately 17.8% from 2009 to 2015.

The Everyday Health Solution

We believe our success in becoming a leading provider of online consumer health solutions has been driven by our ability to address the challenges faced by consumers, advertisers and partners.

Benefits to Consumers

Premier Portfolio of Trusted Websites and Engaging Content.  We have built a portfolio of websites that enables consumers to readily access engaging content, interactive tools and community features across numerous health categories. For example, consumers can research symptoms and create personalized tools such as pregnancy calendars, calorie counters, meal plans and drug alerts. We utilize the information that our registered users voluntarily submit to provide them with targeted content, features and tools that are intended to better meet their individual needs. We have also created a community environment that empowers consumers to share information and interact with each other.

Benefits to Advertisers

Trusted Platform, Large Audience Scale and Targeted Solutions.  The Everyday Health portfolio provides an effective platform for advertisers to reach a large and desirable base of consumers in a targeted and contextually-relevant manner. We believe that advertising in a trusted environment is particularly important for large pharmaceutical and medical device companies and manufacturers of over-the-counter and consumer-packaged-goods that are highly sensitive to protecting their brand value. We also believe that the overall size, scale and composition of the Everyday Health portfolio, with discrete consumer health topics, provide advertisers with significant flexibility to undertake multiple advertising strategies through a single platform, whether focused on a national, regional or local audience. Our focus on customized solutions allows advertisers to effectively target their desired audience through highly immersive and interactive campaigns. Moreover, we provide our advertisers with detailed post-campaign reporting that allows them to measure and evaluate the effectiveness of their campaigns.

Benefits to Partners

Online Expertise and Monetization Opportunities.  We have expertise in developing content, integrating new websites and cross-promoting our content offerings across the Everyday Health portfolio to our consumers. We believe that such cross-promotion activities, combined with our extensive user database and experience in operating and promoting websites, make us well suited to promote our partners’ content and expand their consumer audience online. The Everyday Health portfolio also enables our partners to benefit from our large and targeted advertising platform, as well as our expertise in premium content offerings, to create new revenue opportunities, which we refer to as monetization opportunities.

Our Strategy

Our goal is to offer the best content, tools and community features across the health spectrum, while providing a compelling platform for an increasing number of advertisers and partners seeking to engage with our large and growing consumer base. Key elements of our strategy include:

•	developing new and improved offerings to enhance the consumer experience;

•	seeking to aggressively grow our advertiser and sponsorship base;

•	continuing to build and enhance awareness of the Everyday Health brand;

•	acquiring complementary businesses; and

•	expanding into international markets.

Preferred Stock Conversion and Reverse Stock Split

Prior to the consummation of this offering, all of the outstanding shares of our redeemable convertible preferred stock will automatically convert into           shares of our common stock, which we refer to in this prospectus as the automatic preferred stock conversion. As a result, after this offering, we will only have common stock outstanding. Prior to the consummation of this offering, we will also increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect a           to           reverse stock split, which we refer to in this prospectus as the reverse stock split.

Corporate History and Information

We were incorporated in Delaware in January 2002 as Agora Media Inc. We changed our name to Waterfront Media Inc. in January 2004. In January 2010, to better align our corporate identity with the Everyday Health brand, we changed our name to Everyday Health, Inc.

Our principal executive office is located at 45 Main Street, Suite 800, Brooklyn, NY 11201, and our telephone number is (718) 797-0722. Our Internet website address is www.EverydayHealth.com. The information on, or that can be accessed through, any website in the Everyday Health portfolio is not part of this prospectus, and you should not consider any information on, or that can be accessed through, any website in the Everyday Health portfolio as part of this prospectus.

The names Everyday Health, Revolution Health, CarePages, Daily Glow and our logos are trademarks, service marks or trade names owned by us. All other trademarks, service marks or trade names appearing in this prospectus are owned by their respective holders.

The Offering

Common stock offered by Everyday Health	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, based on an assumed public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include financing the development of new content and advertising-based services, as well as funding capital expenditures and operating losses. We may also use a portion of the net proceeds to repay borrowings under our credit facilities or acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“EVDY”

Risk Factors	You should read the “Risk Factors” section beginning on page 12 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 30,273,528 shares of common stock outstanding as of March 31, 2010 after giving effect to the assumptions in the following paragraph, and excludes:

•	4,945,723 shares of common stock issuable upon exercise of outstanding options with a weighted-average exercise price of $4.53 per share;

•	458,686 shares of common stock reserved for future issuance under our 2003 Stock Option Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2003 Stock Option Plan and such shares will become available for issuance under our 2010 Equity Incentive Plan, which we plan to adopt prior to the consummation of this offering;

•	shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, which we plan to adopt prior to the consummation of this offering; and

•	222,977 shares of common stock issuable upon the exercise of outstanding warrants, which includes warrants to purchase our redeemable convertible preferred stock that will become exercisable for common stock after this offering, at a weighted-average exercise price of $5.47 per share.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to the completion of the reverse stock split;

•	gives effect to the automatic preferred stock conversion;

•	assumes no exercise by the underwriters of their option to purchase up to additional shares, consisting of shares to be purchased from us; and

•	gives effect to the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws that will occur immediately prior to the consummation of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. The consolidated statement of operations data for the three years ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements for the three years ended December 31, 2009 included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended December 31, 2008 and 2009 have been derived from our unaudited consolidated financial statements and have been prepared on the same basis as the audited consolidated financial statements and notes thereto and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair statement of the information for the interim periods. Our historical results for any prior periods are not necessarily indicative of results to be expected for a full year or for any future period.

The pro forma balance sheet data as of December 31, 2009 give effect to the automatic preferred stock conversion. The pro forma as adjusted balance sheet data as of December 31, 2009 give further effect to our issuance and sale of          shares of common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds.” The as adjusted information presented is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

On October 7, 2008, we acquired Revolution Health Group LLC and its subsidiaries, which we collectively refer to as RHG. Accordingly, the following tables include RHG’s financial data from the closing date of the acquisition. Our operating expenses in the fourth quarter of 2008 and the first and second quarters of 2009 included various transition-related expenses that we incurred following the closing of the RHG acquisition. We eliminated a majority of these redundant transition-related expenses by the beginning of the third quarter of 2009. These transition-related expenses consisted of:

•	compensation for product development, sales and marketing, and general and administrative personnel who were employed by us for a short period of time following the RHG acquisition; and

•	third-party product development expenses, such as content licensing fees, data center costs and other technology-related expenses.

The fourth quarter of 2008 is the first calendar quarter which reflects the RHG acquisition in our financial results. Accordingly, the fourth quarter of 2009 is the first calendar quarter which can be used to compare our quarterly financial performance subsequent to the RHG acquisition on a year-over-year basis. In the fourth quarter of 2009, our revenues were approximately $28.6 million, an increase of 26.0% over our revenues of approximately $22.7 million in the fourth quarter of 2008. Similarly, our Adjusted EBITDA was approximately $5.6 million in the fourth quarter of 2009, as compared to approximately $(1.9) million in the fourth quarter of 2008.

You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Three Months
				Ended
	Year Ended December 31,			December 31,
	2007	2008	2009	2008	2009
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$47,363	$69,412	$90,111	$22,672	$28,618

Operating expenses:
Cost of revenue	30,111	35,229	39,453	8,442	8,696
Sales and marketing	7,425	14,503	20,816	6,059	6,249
Product development	10,753	14,874	20,192	5,566	5,115
General and administrative	6,859	12,906	16,239	5,488	3,681
Depreciation and amortization	2,030	4,340	9,787	1,980	2,454

Total operating expenses	57,178	81,852	106,487	27,535	26,195

Income (loss) from operations	(9,815)	(12,440)	(16,376)	(4,863)	2,423
Interest expense, net	(323)	(455)	(1,314)	(208)	(491)

Income (loss) before provision for income taxes	(10,138)	(12,895)	(17,690)	(5,071)	1,932
Provision for income taxes	—	(293)	(1,331)	(293)	(497)

Net income (loss)	$(10,138)	$(13,188)	$(19,021)	$(5,364)	$1,435

Net income (loss) per common share:
Basic	$(1.57)	$(2.01)	$(2.89)	$(0.82)	$0.22

Diluted	$(1.57)	$(2.01)	$(2.89)	$(0.82)	$0.20

Pro forma basic (unaudited)(1)			$(0.63)

Pro forma diluted (unaudited)(1)			$(0.63)

Weighted-average common shares outstanding: Basic	6,444,696	6,559,614	6,581,793	6,564,654	6,617,235

Diluted	6,444,696	6,559,614	6,581,793	6,564,654	7,321,932

Pro forma basic (unaudited)(1)			30,229,627

Pro forma diluted (unaudited)(1)			30,229,627

(1)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

				Three Months
				Ended
	Year Ended December 31,			December 31,
	2007	2008	2009	2008	2009
	(in thousands)

Other Financial Data:
Adjusted EBITDA	$(6,795)	$(5,104)	$(2,664)	$(1,858)	$5,598

Stock-based compensation expense included in:
Sales and marketing	$276	$812	$815	$278	$217
Product development	64	492	548	168	106
General and administrative	650	1,692	1,662	579	398

Total stock-based compensation expense	$990	$2,996	$3,025	$1,025	$721

	As of December 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,360
Total assets	129,389
Deferred revenue	6,930
Long-term debt (including current portion)	17,000
Total liabilities	46,203
Redeemable convertible preferred stock	130,420
Total stockholders’ equity (deficit)	(47,234)

Definition and Discussion of Other Financial Data

Definition of Adjusted EBITDA

We define Adjusted EBITDA as net loss plus net interest (income) expense; income tax expense; non-cash charges including depreciation, amortization and stock-based compensation expense; and compensation expense related to acquisition earnout arrangements.

Discussion of Adjusted EBITDA

Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with generally accepted accounting principles, or GAAP. The table below provides a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate similarly titled measures in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate, as well as the material limitations of non-GAAP measures and the manner in which we compensate for those limitations.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies;

•	in communications with our board of directors concerning our financial performance;

•	for planning purposes, including the preparation of our annual operating budget; and

•	as a factor when determining management’s incentive compensation.

Management also uses Adjusted EBITDA to evaluate compliance with the debt covenants in one of our credit facilities, which includes an EBITDA maintenance covenant. This credit facility’s definition of EBITDA is substantially similar to our definition of Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of our credit facilities.

Management believes that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude non-cash charges such as depreciation, amortization and stock-based compensation from Adjusted EBITDA because:

•	the amount of such non-cash expenses in any specific period may not directly correlate to the underlying performance of our business operations; and

•	such expenses can vary significantly between periods as a result of new acquisitions, or the timing of new stock-based awards, as the case may be.

More specifically, we believe it is appropriate to exclude stock-based compensation expense from Adjusted EBITDA because non-cash equity grants made at a certain price and point in time do not reflect how our business is performing at any particular time. While we believe that stockholders should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that stockholders should have the ability to view the non-GAAP financial measure (which excludes these costs) that management uses to evaluate our business. The determination of stock-based compensation expense is based on many subjective inputs, many of which are not necessarily directly related to the performance of our business. Therefore, excluding this cost gives us a clearer view of the operating performance of our business. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies may use under the authoritative accounting guidance for stock-based compensation, as well as the impact of non-operational factors such as our share price, on the magnitude of this expense, management believes that providing a non-GAAP financial measure that excludes this stock-based compensation expense allows investors and analysts to make meaningful comparisons between our operating results and those of other companies. Stock-based compensation has been a significant non-cash recurring expense in our business and has been used as a key incentive offered to our employees. We believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues. Stock-based compensation expense will recur in future periods for GAAP purposes. There are material limitations to our exclusion of stock-based compensation from Adjusted EBITDA, primarily that these expenses reduce our GAAP net income. See below for a further discussion of these limitations on our use of Adjusted EBITDA as an analytical tool, as well as the manner in which management compensates for these limitations.

We believe it is appropriate to exclude depreciation and amortization from Adjusted EBITDA because depreciation is a function of our capital expenditures which are included in our statements of cash flows, while amortization reflects other asset acquisitions made at a point in time and their associated costs. In analyzing the performance of our business currently, management believes it is helpful also to consider the business without taking into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these matters do affect the overall financial health of our company, they are separately evaluated and relate to historic decisions that do not affect current operations of our business on a cash flow basis. Further, depreciation and amortization do not result in ongoing cash expenditures. Investors should note that the use of assets being depreciated or amortized contributed to revenues earned during the periods presented and will continue to contribute to future period revenues. This depreciation and amortization expense will recur in future periods for GAAP purposes. There are material limitations to our exclusion of depreciation and amortization from Adjusted EBITDA, primarily that these expenses reduce our GAAP net income and the assets being depreciated or amortized will often have to be replaced in the future, resulting in future cash requirements. See below for a further discussion of these limitations on our use of Adjusted EBITDA as an analytical tool, as well as the manner in which management compensates for these limitations.

Management believes it is appropriate to exclude compensation expense associated with acquisition earnout arrangements because this expense results from activities that are not part of our normal operations. There are material limitations to our exclusion from Adjusted EBITDA of earnout expenses associated with acquisitions, primarily that these expenses reduce our GAAP net income.

See below for a further discussion of these limitations on our use of Adjusted EBITDA as an analytical tool, as well as the manner in which management compensates for these limitations.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies. We anticipate that our investor and analyst presentations after we are public will include Adjusted EBITDA.

Material limitations of non-GAAP measures

Although measures similar to Adjusted EBITDA are frequently used by investors and securities analysts in their evaluations of companies, these measures, including Adjusted EBITDA, have limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	Adjusted EBITDA does not reflect our future requirements for contractual commitments or our cash expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital;

•	Adjusted EBITDA does not reflect interest income or interest expense;

•	Adjusted EBITDA does not reflect cash requirements for income taxes;

•	Adjusted EBITDA does not reflect the non-cash component of employee compensation;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss). Further, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures, equity issuance and interest expense, among other measures.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated:

				Three Months
				Ended
	Year Ended December 31,			December 31,
	2007	2008	2009	2008	2009
	(in thousands)

Reconciliation of Adjusted EBITDA to Net Income (Loss):
Net income (loss)	$(10,138)	$(13,188)	$(19,021)	$(5,364)	$1,435
Interest expense, net	323	455	1,314	208	491
Income tax expense	—	293	1,331	293	497
Depreciation and amortization expense	2,030	4,340	9,787	1,980	2,454
Stock-based compensation	990	2,996	3,025	1,025	721
Compensation expense related to acquisition earnout	—	—	900	—	—

Adjusted EBITDA	$(6,795)	$(5,104)	$(2,664)	$(1,858)	$5,598

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline as a result of any of these risks, and you could lose part or all of your investment in our common stock. When deciding whether to invest in our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. You should read the section entitled “Special Note Regarding Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

We have a limited operating history.

Our company has been in existence since 2002. We have a limited operating history and participate in new markets that are changing rapidly. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. Moreover, our business has undergone significant changes during its short history as a result of:

•	changes in our content and advertising-based service offerings;

•	changes in the revenue mix derived from such offerings;

•	acquisitions;

•	technological changes; and

•	changes in the markets in which we compete.

We expect our business to undergo further changes, making it difficult to forecast our future financial performance. Many companies seeking to provide consumer health products and services through the Internet have failed to become profitable, and some have ceased operations. We cannot assure you that our current strategy will be successful or that our business and revenues will continue to grow.

We have incurred significant losses since our inception and expect to incur losses in the future.

We have accumulated significant losses since our inception. We generated revenues of $90.1 million and recorded net losses of $19.0 million in the year ended December 31, 2009. As of December 31, 2009, our accumulated deficit was $58.2 million. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues to achieve or maintain profitability. We may not be able to achieve or sustain profitability on a quarterly or annual basis in the future.

Failure to maintain and enhance our brands could have a material adverse effect on our business.

We believe that our brand identity is critical to the success of our business and in helping us achieve recognition as a trusted source of consumer health solutions. We also believe that maintaining and enhancing our brands are vital to expanding our consumer base and growing our relationships with advertisers. We believe that the importance of brand recognition and consumer loyalty will only increase in light of increasing competition in our markets. Some of our existing and potential competitors, including search engines, media companies and other online content providers, have well established brands with greater recognition and market penetration. We have expended considerable resources on establishing and enhancing the Everyday Health brand and the other brands in the Everyday Health portfolio. We have developed policies and procedures that are intended to preserve and enhance these brands, including editorial procedures designed to control the quality of our content. We expect to continue to devote significant additional resources and efforts to enhance our brands. However, we may not be able to successfully maintain or enhance awareness of our brands, and events outside of our control may have a negative effect on our brands.

If we are unable to deliver content that attracts and retains consumers to websites in the Everyday Health portfolio, our ability to attract advertisers will be adversely affected, which in turn will negatively impact our business.

We generate a significant percentage of our revenues from advertising fees. Our future success depends on our ability to deliver timely, interesting, relevant and valuable content to attract and retain consumers to websites in the Everyday Health portfolio. Our ability to successfully develop, produce and license highly-specialized consumer health content is subject to numerous uncertainties, including our ability to:

•	successfully anticipate and respond to rapidly changing developments and preferences to ensure our content offerings remain appealing to our consumers;

•	attract and retain qualified editors, writers and technical personnel;

•	license quality content from third parties;

•	fund new development projects to further broaden our content offerings; and

•	successfully expand our content offerings and advertising-based services into new platforms and delivery mechanisms.

If the content on the Everyday Health portfolio is not perceived as sufficiently appealing or valuable to our consumers, we will be unable to retain or grow our consumer base. If we cannot maintain and grow our consumer base, or if we experience a decline in traffic levels or the number of page views by our consumers, our ability to retain and attract advertisers will be adversely affected. This would in turn negatively affect our business and revenues.

Our inability to enter into new, or otherwise extend our existing, licensing arrangements for proprietary content or the decline in the popularity of a public figure that is associated with our partners would adversely affect our ability to grow our business and revenues.

We are highly dependent on the proprietary content that we license from third parties to attract and retain consumers to the Everyday Health portfolio. We believe that such proprietary content is an important element of our business and helps to differentiate us from our competitors. Moreover, we have historically derived a portion of our revenues from subscriptions to certain websites in the Everyday Health portfolio that are based on licensed proprietary content. We anticipate that a meaningful portion of our revenues in the foreseeable future will continue to be derived from both advertising and subscription arrangements associated with these websites.

Our licensing arrangements have varying duration and renewal terms. As these arrangements expire, renewals on favorable terms may be sought; however, third parties may outbid us for the rights to such content. In addition, owners of such content may elect to create their own online presence in lieu of granting us a license. Furthermore, renewal costs could substantially exceed the original contract cost and reduce the profitability of these agreements to us. Our inability to renew our existing licensing arrangements, or to otherwise enter into new licensing arrangements, in each case on commercially favorable terms, could adversely affect the appeal of our content offerings to our consumers, which in turn would negatively impact the traffic and page views of the Everyday Health portfolio and its attractiveness to our consumers, advertisers and partners. The loss of the licensing arrangements associated with www.JillianMichaels.com or www.SouthBeachDiet.com, each of which accounted for more than 10% of our consolidated revenues for the year ended December 31, 2009, may have a material adverse effect on our business and revenues. In addition, the loss of the licensing arrangement associated with www.WhattoExpect.com may also have a material adverse effect on our business and revenues.

In addition, we rely on the popularity and credibility of public figures that are associated with certain websites in the Everyday Health portfolio. These individuals may not retain their current appeal or may become subject to negative publicity. The popularity and credibility of the websites associated with these public figures or content providers also depend on the quality and acceptance of competing content released into the marketplace at or near the same time, the availability of alternative sources for the information, general economic conditions and other tangible and intangible factors, all of which are difficult to predict. Consumer preferences change frequently and it is a challenge to anticipate what offerings will be successful at a certain point in time. Any decline in the popularity of the content offerings, or any negative publicity, whether individually or with respect to the content offerings associated with the websites associated with these public figures or content providers, may have an adverse impact on our business and revenues.

Our failure to attract and retain consumers in a cost-effective manner could compromise our ability to grow our revenues and become profitable.

Our continued success is highly dependent on our ability to attract and retain consumers in a cost-effective manner. In order to attract consumers to the Everyday Health portfolio, we must expend considerable amounts of money and resources for online and offline advertising and marketing. We use a diverse mix of marketing and advertising programs to promote the websites in our portfolio, and we have spent, and expect to continue to spend, significant amounts of money on these initiatives. Significant increases in the pricing of one or more of these initiatives will result in higher marketing costs. Our failure to attract and acquire new, and retain existing, consumers in a cost-effective manner would make it more difficult to maintain and grow our revenues and ultimately to achieve profitability.

Our revenues are subject to fluctuations due to the timing and amount of expenditures by our advertising customers.

Advertising and sponsorship revenue comprises a significant and growing component of our revenues. Our advertising and sponsorship revenue accounted for approximately 64.5% of our total revenues for the year ended December 31, 2009. Advertising spending in the markets in which we compete can fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include:

•	variations in expenditures by advertisers due to budgetary constraints;

•	the cancellation, non-renewal or delay of campaigns;

•	advertisers’ internal review process;

•	the cyclical and discretionary nature of advertising spending;

•	the timing of FDA approvals of prescription drugs and medical devices;

•	seasonal factors relating to the prevalence of specific health conditions and other seasonal factors that affect the promotion of specific products; and

•	general economic conditions, including those specific to the Internet and media industry.

Our advertising and sponsorship revenue is primarily derived from short-term contracts that may not be renewed.

Many of our advertising and sponsorship contracts are short-term commitments and are subject to termination by the customer at any time. Despite the short-term nature of these commitments, we typically must expend significant resources over a lengthy sales cycle to obtain these contracts. As of December 31, 2009, one advertising agency accounted for approximately 13% of our accounts receivable. Our current customers may not fulfill their obligations under their existing contracts or continue to advertise with us beyond the terms of their existing contracts. If a significant number of advertisers, or a few large advertisers, decide to reduce their expenditures with us or to discontinue advertising with us, we could experience a material decline in our revenues.

Our quarterly operating results are subject to significant fluctuations, and these fluctuations may adversely affect the trading price of our common stock.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly revenues and operating results. Our quarterly revenues and operating results may fluctuate significantly due to a number of factors, many of which are outside of our control. These factors include:

•	traffic levels to the websites in our portfolio;

•	our ability to introduce new and appealing content that will drive the growth of our consumer base;

•	the spending priorities and advertising budget cycles of specific advertisers;

•	the addition or loss of advertisers;

•	the addition of new websites and services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	costs relating to our ongoing efforts to improve our content and advertising-based service offerings; and

•	seasonal fluctuations in advertising spending.

In addition, seasonal factors, including those relating to the prevalence of specific health conditions, can also affect our operating results. For example, we have historically experienced an increase in new subscriptions in the first calendar quarter. This increase typically coincides with the general trend towards making healthy lifestyle choices at the beginning of the new year.

As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our quarterly results of operations are not necessarily meaningful and that these comparisons are not reliable as indicators of our future performance. In addition, these fluctuations could result in volatility in our operating results and may adversely affect our cash flows. As our business grows, these seasonal fluctuations may become more pronounced. Any seasonal or quarterly fluctuations that we report in the future may differ from the expectations of securities analysts and investors. This could cause the price of our common stock to decline.

Our inability to sustain or grow our advertising rates could adversely affect our operating results.

The rates charged for advertising on the Internet, particularly in the consumer health sector, have fluctuated over the past few years due to a variety of factors, including the growth in use of search engines, general economic conditions and competitive offerings. We have committed significant resources to delivering content and advertising-based services designed to appeal to our advertising customers by engaging consumers in a more interactive and meaningful manner, therefore providing a higher return on our advertisers’ expenditures. However, our customers may not perceive our content offerings and advertising-based services as sufficiently valuable to justify the payment of our rates. If we are unable to maintain our historical, or grow to anticipated, pricing levels for advertising, we will experience difficulties in maintaining or growing our revenues.

We face significant competition in attracting both consumers and advertising customers.

In order to attract consumers to websites in our portfolio, we have to compete with a variety of sources that provide different forms of consumer health information, including:

•	websites that provide online health and/or medical information, such as www.webmd.com;

•	websites that offer specific diet or fitness programs, such as www.weightwatchers.com and www.rodale.com, or that focus on a specific medical condition, such as www.dlife.com for diabetes;

•	broad-based public portals that offer health-related content, such as www.aol.com and www.yahoo.com;

•	non-profit and governmental websites that provide consumer health information, such as www.fda.gov, www.cdc.gov and www.health.nih.gov; and

•	traditional offline media companies, such as magazine and book publishers, as well as distributors of television and video programming.

We believe that the depth and breadth of our content offerings and advertising-based services across the consumer health spectrum differentiate us from our competitors. However, since there are no meaningful barriers to entry into the markets in which we participate, we anticipate that competition for consumers will continue to intensify, particularly as our competitors broaden their product offerings. As we continue to diversify the breadth of our content offerings and advertising-based services and expand internationally, we expect our competitors to further expand as well. Our current and future competitors may offer new categories of content, products or services before we do, which may give them a competitive advantage when trying to attract consumers or advertisers. Moreover, both existing and potential consumers may perceive our competitors’ offerings to be superior to ours.

Recently, our industry has experienced consolidation which could increase competition in the future, particularly with respect to content acquisition, exclusivity of content and pricing. To compete effectively, we may need to expend significant resources on content acquisition, technology or marketing and advertising. We currently plan to distinguish ourselves from our competitors on the basis of the depth and breadth of our content offerings across the health spectrum, the quality of our advertising-based services and technological leadership. These efforts may be expensive and could reduce our margins.

We also compete for advertisers with the information sources mentioned above. Advertising customers seek to allocate expenditures in a way that will enable them to reach the broadest audience in the most targeted and cost-efficient manner. Advertisers may choose to work with our competitors due to a variety of factors, including:

•	preference for our competitors’ online content and print offerings;

•	desire to utilize other forms of advertising offered by our competitors that are not offered by us; and

•	price and reach.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. As a result, we could lose market share to our competitors, and our revenues could decline.

The market for Internet advertising is still developing, and if the Internet fails to gain further acceptance as a medium for advertising, we would experience slower revenue growth or a decrease in revenue, and greater losses than expected.

Our future success depends, in part, on continued growth in the use of the Internet as an advertising and marketing platform. The Internet advertising market is still developing, and we cannot compare this market with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising solutions remain uncertain. Many of our current and potential customers have limited experience with Internet advertising and have allocated only a relatively small portion of their aggregate advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied on traditional methods of advertising and marketing, requires the acceptance of new advertising and marketing methods. These customers may find Internet advertising to be less effective for meeting their business needs than traditional advertising and marketing methods. Furthermore, there are software programs designed to limit or prevent advertising from being delivered to a user’s computer. Widespread adoption of this software by users would significantly undermine the commercial viability of Internet advertising.

We depend on Internet search engines to attract a significant portion of the traffic to the Everyday Health portfolio, and if we are listed less prominently in search result listings, our business and operating results would be harmed.

We derive a significant portion of our traffic from consumers who search for consumer health information through Internet search engines, such as those operated by Google, Microsoft and Yahoo! A critical factor in attracting consumers to our portfolio of websites is whether our websites are prominently displayed in response to a relevant Internet search.

Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search engine. The algorithms determine the order of the results in response to the relevant Internet search. From time to time, search engines revise these algorithms. In some instances, these modifications may cause websites within the Everyday Health portfolio to be listed less prominently in unpaid search results, which would result in decreased traffic from search engines to our websites. One of the most cost-effective efforts we employ to attract and acquire new, and retain existing, users is search engine optimization, or SEO. SEO involves developing websites in a manner that will enhance the likelihood that they will rank well in search engine results. An effective SEO effort can significantly reduce our marketing costs. Conversely, if our SEO efforts are ineffective, we could experience a substantial increase in our consumer acquisition costs and a decrease of free traffic to the Everyday Health portfolio.

The websites in our portfolio may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and have decided not to list their websites in search result listings at all. If listed less prominently or not at all in search result listings for any reason, the traffic to the websites in our portfolio would likely decline, which could harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which could also harm our operating results. Any decrease in traffic would be costly to replace.

If we experience a decline in renewals from our premium subscription-based services, our revenues and business may decline.

Our premium services consist primarily of subscriptions sold to consumers who purchase access to one or more of the websites in our portfolio or to a specific interactive service or application, including licensing our CarePages social media application to healthcare service providers. We must continually add new subscribers and licensees, both to increase our subscriber and licensee base and to replace subscribers and licensees who choose not to renew their subscriptions or licenses. Subscribers and licensees may choose not to renew their subscriptions or licenses for many reasons at any time prior to the renewal date, including:

•	a desire to reduce discretionary spending;

•	a perception that they do not use the service sufficiently;

•	a belief that the service is a poor value or that competitive services provide a better value or experience; or

•	a feeling that subscriber service issues are not satisfactorily resolved.

Licensees may choose not to renew their licenses for many of the same reasons. If we are unable to attract new subscribers or licensees to our premium services to counterbalance our non-renewal rates, our subscriber and licensee base will decrease. If our subscriber and licensee non-renewal rate increases, we may be required to increase the rate at which we add new subscribers and licensees in order to maintain and grow our revenues from our premium services and may have to incur significantly higher marketing and advertising expenses than we currently anticipate.

Developing and implementing new and updated applications, features and services may be more difficult than expected, may take longer and cost more than expected and may not result in sufficient increases in revenue to justify the costs.

Attracting and retaining consumers require us to continue to improve the technology underlying our content offerings and content-delivery platform. Accordingly, we must continue to develop new and updated applications, features and services. If we are unable to do so on a timely basis or if we are unable to implement new applications, features and services that enhance our consumers’ experience without disruption to our existing ones, we may lose potential and existing consumers and advertising customers. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our content offerings and advertising-based services. These efforts may:

•	cost more than expected;

•	take longer than originally expected;

•	require more testing than originally anticipated;

•	require additional advertising and marketing costs; and

•	require the acquisition of additional personnel and other resources.

The revenue opportunities generated from these efforts may fail to justify the amounts spent.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

We have acquired, and in the future may acquire or invest in, complementary businesses, products or technologies. Most recently, in October 2008, we acquired Revolution Health Group LLC and its subsidiaries. Following the closing of this offering, we expect that as a result of our access to the public markets, we will have enhanced opportunities to pursue acquisitions and investments in the future. Acquisitions and investments involve numerous risks, including:

•	potential negative impact on our financial results because they may require us to incur charges and substantial debt or liabilities, may require us to amortize, write down or record impairment of amounts related to deferred compensation, goodwill and other intangible assets, or may cause adverse tax consequences, substantial depreciation or deferred compensation charges;

•	difficulty in assimilating the operations and personnel of acquired businesses;

•	potential disruption of our ongoing businesses and distraction of our management and the management of acquired companies;

•	difficulty in incorporating acquired technology and rights into our content offerings and advertising-based services;

•	difficulty entering geographic or business markets in which we have little or no prior experience;

•	unanticipated expenses related to technology and other integration;

•	potential failure to achieve additional sales and enhance our customer base through cross-marketing of the combined company’s products and services to new and existing customers;

•	unanticipated expenses relating to implementing or improving internal controls, procedures and policies appropriate for a public company of a business that prior to the acquisition lacked these controls, procedures and policies;

•	potential litigation resulting from our business combinations or acquisition activities; and

•	potential unknown liabilities associated with the acquired businesses.

Our inability to integrate any acquired business successfully or the failure to achieve any expected synergies could result in increased expenses and a reduction in expected revenues or revenue growth. In addition, we may not be able to identify or consummate any future acquisition on favorable terms, or at all. If we do pursue an acquisition, it is possible that we may not realize the anticipated benefits from the acquisition or that the financial markets or investors will negatively view the acquisition. As a result, our stock price could fluctuate or decline.

The costs associated with potential acquisitions or strategic partnerships could dilute your investment or adversely affect our results of operations.

In order to finance acquisitions, investments or strategic partnerships, we may use equity securities, debt, cash or a combination of the foregoing. Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing stockholders, reduce the market price of our common stock or both. Any debt financing is likely to increase our interest expense and include financial and other covenants that could have an adverse impact on our business. In addition, an acquisition may involve non-recurring charges, including writedowns of significant amounts of intangible assets or goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all. We do not intend to seek security holder approval for any such acquisition or security issuance unless required by applicable law, regulation or the terms of our existing securities.

There are a number of risks associated with expansion of our business internationally.

Expansion into international markets is one of the key elements of our growth strategy. In addition to facing many of the same challenges we face domestically, there are additional risks and costs inherent in expanding our business in international markets. These include:

•	strong local competitors that are better attuned to the local culture and preferences;

•	the need to adapt our websites and advertising programs to meet local needs and to comply with local legal and regulatory requirements;

•	varied, unfamiliar and unclear legal and regulatory restrictions, as well as unforeseen changes in legal and regulatory requirements;

•	limitations on our activities in foreign countries;

•	more restrictive data protection regulation, which may vary by country;

•	difficulties in staffing and managing multinational operations;

•	difficulties in finding appropriate foreign licensees or joint venture partners;

•	distance, language and cultural differences;

•	foreign political and economic uncertainty;

•	less extensive adoption of the Internet as an information source and increased restriction on the content of websites;

•	different and conflicting intellectual property laws;

•	currency exchange-rate fluctuations; and

•	potential adverse tax requirements.

We have limited experience in managing international operations. As a result, we may face difficulties and unforeseen expenses in expanding our business internationally, and even if we attempt to do so, we may be unsuccessful.

Given the tenure and experience of our Chief Executive Officer and President, and their guiding roles in developing our business and growth strategy since our inception, our growth may be inhibited, or our operations may be impaired, if we were to lose their services.

Our growth and success depends to a significant extent on our ability to retain Benjamin Wolin, our Chief Executive Officer, and Michael Keriakos, our President, both of whom founded our company and have led the growth and operation of our business since its inception. The loss of the services of either of these key executives could result in our inability to manage our operations effectively and to implement our business strategy. This may cause our stock price to fluctuate or decline. Further, we cannot assure you that we would be able to successfully integrate newly-hired executives or senior managers with our existing management team.

We may not be able to attract, hire and retain qualified personnel in a cost-effective manner, which could impact the quality of our content offerings and advertising-based services and the effectiveness and efficiency of our management, resulting in increased costs and losses in revenues.

Our success depends on our ability to attract, hire and retain, at commercially reasonable rates, qualified editorial and writing, sales and marketing, customer support, technical, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel, or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our consumers and customers properly or maintain the quality of our content offerings and advertising-based services.

In particular, our success depends in significant part on maintaining and growing an effective sales force. This dependence involves a number of challenges, including:

•	the need to hire, integrate, motivate and retain additional sales and sales support personnel;

•	the need to train new sales personnel, many of whom lack sales experience when they are hired; and

•	competition from other companies in hiring and retaining sales personnel.

Our growth could strain our personnel, technology and infrastructure resources. If we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our growth in operations has placed a significant strain on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth, including growth related to the broadening of our content offerings and advertising-based services and our expansion into new geographic areas, will continue to place similar strains on our personnel, technology and infrastructure. Our success will depend in part upon our ability to manage our growth. To manage the expected growth of our operations, we will need to continue to improve our operational, financial, technological and management controls and our reporting systems and procedures. The resulting additional capital investments will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting cost reductions in the short term.

As a creator and a distributor of content over the Internet, we face potential liability for legal claims based on the nature and content of the materials that we create or distribute.

Consumers access health-related content through our portfolio of websites, including information regarding particular medical conditions, diagnosis and treatment and possible adverse reactions or side effects from medications. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that consumers who rely on that content or others may sue us for various causes of action. Although the websites in our portfolio contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, the law governing the validity and enforceability of online agreements is still evolving. Moreover, many of these terms and conditions relate to websites that are operated by our partners and are not under our control. We could be subject to claims by third parties that these online agreements are unenforceable. A finding by a court that these agreements are invalid and that we are subject to liability could harm our business and require us to make costly changes.

We have editorial procedures in place to control the quality of our content offerings. However, our editorial and other quality control procedures may not be sufficient to ensure that there are no errors or omissions in our content offerings or to prevent such errors and omissions in content that is controlled by our partners. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from our operations.

In addition, we could be exposed to liability in connection with material posted to the websites in our portfolio by our consumers. Many of these websites offer consumers an opportunity to post comments and opinions. Some of this user-generated content may infringe on third-party intellectual property rights or privacy rights or may otherwise be subject to challenge under copyright laws. Moreover, we could face claims for making such user-generated content available on the websites in our portfolio if consumers rely on such information to their detriment, particularly if the information relates to medical diagnosis and treatment. Such claims could divert management’s time and attention away from our business and result in significant costs to us, regardless of the merit of these claims.

If we become subject to these types of claims and are not successful in our defense, we may be forced to pay substantial damages. Our insurance may not adequately protect us against these claims. The filing of these claims may result in negative publicity and also damage our reputation as a high quality and trusted provider of consumer health content and services.

The effects of the recent global economic crisis may impact our business, operating results or financial condition.

The recent global economic crisis has caused disruptions and extreme volatility in global financial markets and increased rates of default and bankruptcy, and has impacted levels of consumer spending. These macroeconomic developments have negatively affected, and may continue to affect, our business, operating results or financial condition in a number of ways. For example, current or potential customers may delay or decrease spending with us, may have difficulty paying us or may delay paying us for previously purchased products and services. This may also require us to increase our bad debt reserve and may affect how we recognize accounts receivables. In addition, if consumer spending continues to decrease, this may result in lower click through rates on advertisements displayed on our portfolio of websites. A slow or uneven pace of economic recovery would negatively impact our business and operating results.

Risks Related to Our Intellectual Property and Technology Platform

If our intellectual property and technologies are not adequately protected to prevent use or misappropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our future success and competitive position depend in part on our ability to protect our proprietary technologies and intellectual property. We rely, and expect to continue to rely, on a combination of confidentiality and licensing agreements with our employees, consultants and third parties with whom we have relationships, along with trademark, copyright, patent and trade secret protection laws, to protect our proprietary technologies and intellectual property. Many of our trademarks contain words or terms having a common usage and, as a result, may not be protectable under applicable law. Competitors may adopt service marks or trademarks similar to ours or use identical or similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion by our consumers and customers. We also possess intellectual property rights in aspects of our content, search technology, software products and other processes. However, we do not register our copyrights in any of our content. Rather, this content is primarily protected by user agreements that limit access to and use of our content. Compliance with use restrictions is difficult to monitor, and our proprietary rights may be more difficult to enforce than other forms of intellectual property rights.

Although we rely on copyright laws to protect the works of authorship created by us, we do not register the copyrights in any of our copyrightable works. Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the U.S. Furthermore, if a copyright of U.S. origin is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorneys fees in any U.S. enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the U.S., and our remedies in any such infringement suit may be limited.

We cannot assure you that the steps we take will be adequate to protect our technologies and intellectual property, that our patent and trademark applications will lead to issued patents and registered trademarks, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others. Furthermore, the intellectual property laws of other countries where our websites are directed or can be accessed may not protect our products and intellectual property rights to the same extent as the laws of the U.S. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, both in the U.S. and in other countries. If the protection of our technologies and intellectual property is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may diminish.

In addition, third parties may knowingly or unknowingly infringe our patents, trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights. Any such litigation could be costly and divert management’s attention and resources away from our business. We also expect that the more successful we are, the more likely that competitors will claim that we infringe on their intellectual property or proprietary rights. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Failure to protect our proprietary information could make it easier for third parties to compete with our products and harm our business.

In order to protect our proprietary rights, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees, independent contractors and other advisors. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We could potentially lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, others may independently discover our trade secrets and proprietary information. In such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our websites and advertising and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and our business. Our intellectual property rights extend to our technologies, applications and the content on our websites. We rely on intellectual property licensed from third parties. From time to time, third parties may allege that we have violated their intellectual property rights. If we are forced to defend ourselves against intellectual property infringement claims, regardless of the merit or ultimate result of such claims, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our current websites or inability to market or provide our content offerings or advertising-based services. As a result of any such dispute, we may have to:

•	develop non-infringing technology;

•	pay damages;

•	enter into royalty or licensing agreements;

•	cease providing certain content or advertising-based services; or

•	take other actions to resolve the claims.

These actions, if required, may be costly or unavailable on terms acceptable to us. In addition, many of our partnering agreements require us to indemnify our partners for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling in such an action.

In addition, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature of our content. These claims could potentially arise with respect to both company-acquired content and user-generated content. Litigation to defend these claims could be costly, and any other liabilities we incur in connection with the claims could be significant.

Our possession and use of personal information presents risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

Maintaining our network security is of critical importance because we use and store confidential registered user, employee and other sensitive data, such as names, addresses, credit card numbers and other personal information, including information about a consumer’s health interests. In particular, a substantial majority of our consumers who subscribe to a premium service use credit and debit cards to pay for those subscriptions. If we or our processing vendors were to have problems with our billing software, our consumers could encounter difficulties in accessing websites within our portfolio or otherwise have a dissatisfying experience. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our consumers’ credit cards on a timely basis or at all, our ability to generate revenue would be compromised.

We and our vendors use commercially available encryption technology to transmit personal information. We also use security and business controls to limit access and use of personal information. Third parties may be able to circumvent these security and business measures by developing and deploying viruses, worms and other malicious software programs that are designed to attack or infiltrate our systems and networks. In addition, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in a breach of registered user or employee privacy.

If third parties improperly obtain and use the personal information of our registered users or employees, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including:

•	possible fines, penalties and damages;

•	reduced demand for our content offerings and advertising-based services;

•	an unwillingness of consumers to provide us with their credit card or payment information;

•	an unwillingness of registered users to provide us with personal information;

•	harm to our reputation and brand; and

•	difficulty in processing subscriber credit card orders.

Similarly, if a well-publicized breach of data security at any other major consumer website were to occur, there could be a general public loss of confidence in the use of the Internet for commercial transactions.

Finally, privacy concerns in general may cause visitors to avoid online websites that collect information and may indirectly inhibit market acceptance of our products and services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to block access to our websites or disparage our reputation and business.

We rely on Internet bandwidth and data center providers and other third parties for key aspects of the process of providing services to our clients, and any failure or interruption in the services and products provided by these third parties could harm our business.

We rely on third-party vendors, including data center and Internet bandwidth providers. Any disruption in the network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate analysis, storage of data and delivery of offerings. We have experienced interruptions and delays in service and availability for data centers, bandwidth and other technologies in the past. Any future errors, failures, interruptions or delays experienced in connection with these third-party technologies and services could adversely affect our business.

Interruption or failure of our information technology and communications systems could impair our ability to effectively deliver our services, which could cause us to lose clients and harm our operating results.

Our business depends on the continuing operation of our technology infrastructure and systems. Any damage to or failure of our systems could result in interruptions in our ability to deliver offerings quickly and accurately and/or process visitors’ responses emanating from our various websites. Interruptions in our service could reduce our revenue and profits, and our reputation could be damaged if people believe our systems are unreliable. Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, break-ins, hardware or software failures, telecommunications failures, computer viruses or other attempts to harm our systems and similar events.

We lease or maintain server space in various locations around the U.S. Our facilities are also subject to break-ins, sabotage, intentional acts of vandalism and potential disruptions if the operators of these facilities have financial difficulties. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice or other unanticipated problems at our facilities could result in lengthy interruptions in our service.

Any unscheduled interruption in our service would result in an immediate loss of revenue. Frequent or persistent system failures that result in the unavailability of any of the websites in our portfolio or slower response times could reduce the number of consumers accessing our websites, impair our delivery of advertisements and harm the perception of our portfolio of websites as reliable, trustworthy and consistent sources of information. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

Any constraints on the capacity of our technology infrastructure could delay the effectiveness of our operations or result in system failures, which would result in the loss of clients and harm our business and results of operations.

Our future success depends in part on the efficient performance of our software and technology infrastructure. As the number of websites in our portfolio and users who access our portfolio of websites increases, our technology infrastructure may not be able to meet the increased demand. A sudden and unexpected increase in the volume of consumer usage could strain the capacity of our technology infrastructure. Any capacity constraints we experience could lead to slower response times or system failures and adversely affect the availability of websites and the level of consumer usage, which could result in the loss of clients or revenue or harm to our business and results of operations.

If we cannot protect our domain names, our ability to successfully promote our brands will be impaired.

We currently own various web domain names, including www.EverydayHealth.com, www.RevolutionHealth.com, www.DailyGlow.com and www.CarePages.com, that are critical to the operation of our business. The acquisition and maintenance of domain names, or Internet addresses, is generally regulated by governmental agencies and their designees. The regulation of domain names in the U.S. and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not be able to successfully implement our business strategy of establishing a strong brand for Everyday Health if we cannot prevent others from using similar domain names or trademarks. This failure could impair our ability to increase market share and revenues.

Risks Related to Regulation of Our Industry

Laws and standards relating to data collection and use practices and the privacy of Internet users and other individuals could impair our efforts to maintain and grow our consumer audience and thereby decrease our advertising and sponsorship revenue.

We collect information from consumers who register to access certain content on our websites. Subject to each consumer’s permission or right to decline, which we refer to as an opt-out, we may use this information to inform our consumers of content that may be of interest to them. We may also share this information with our advertising customers for registered users who have elected to receive additional promotional materials and have granted us permission to share their information with third parties. Internet user privacy and the use of consumer information to track online activities are issues that are subject to rigorous discussions and analysis both in the U.S. and abroad. We have privacy policies posted on our websites that we believe comply with applicable laws requiring notice to consumers about our information collection, use and disclosure practices. The U.S. federal and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. Several foreign jurisdictions, including the European Union and Canada, have adopted legislation, including directives or regulations, that may limit our collection and use of information from Internet users in these jurisdictions. In addition, growing public concern about privacy, data security and the collection, distribution and use of personal information has led to self-regulation of these practices by the Internet advertising and direct marketing industry, and to increased federal and state regulation. Because many of the proposed laws or regulations are in early stages, we cannot yet determine the impact these regulations may have on our business over time. We cannot assure you that the privacy policies and other statements we provide to users of websites in our portfolio, or our practices with respect to these matters, will be found sufficient to protect us from liability or adverse publicity in this area. A determination by a state or federal agency or court that any of our practices do not meet applicable standards, or the implementation of new standards or requirements, could adversely affect our business. Furthermore, we cannot assure you that our advertisers are currently in compliance, or will remain in compliance, with their own privacy policies, regulations governing consumer privacy or other applicable legal requirements. We may be held liable if these parties advertise on one of the websites in our portfolio or use the data we collect on their behalf in a manner that is not in compliance with applicable laws or regulations or posted privacy standards.

In addition, we may be subject to the Children’s Online Privacy Protection Act, or COPPA, which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Our websites are not directed at children under the age of 13, and our registration process utilizes age screening in order to prevent under-age registrations. We believe that we are in compliance with COPPA. COPPA, however, is a relatively new law, can be applied broadly and is subject to interpretation by courts and other governmental authorities. The failure to accurately anticipate the application, interpretation or legislative expansion of this law could create liability for us, result in adverse publicity and negatively affect our business.

Additional, more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our advertising customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our consumers, thereby impairing our ability to maintain and grow our consumer audience and maximize advertising and sponsorship revenue from our customers.

Our business could be harmed if we are unable to correspond with existing and potential consumers by e-mail.

We use e-mail as a significant means of communicating with our existing and potential consumers. The laws and regulations governing the use of e-mail for marketing purposes continue to evolve, and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation or changes to existing laws. If new laws or regulations are adopted, or existing laws and regulations are interpreted, amended or modified, to impose additional restrictions on our ability to send e-mail to our consumers or potential consumers, we may not be able to communicate with them in a cost-effective manner.

Notably, the CAN-SPAM Act regulates commercial e-mails, provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of e-mail messages that are intended to deceive the recipient as to source or content. An action alleging our failure to comply with CAN-SPAM and the adverse publicity associated with any such action could result in less consumer participation and lead to reduced revenues from advertisers. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of e-mail, whether as a result of violations by our partners or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to damages or penalties. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to market our goods and services or increase our operating costs.

In addition to legal restrictions on the use of e-mail, Internet service providers and others typically attempt to block the transmission of unsolicited e-mail, commonly known as spam. If an Internet service provider or software program identifies e-mail from us as spam, we could be placed on a restricted list that would block our e-mail to consumers or potential consumers who maintain e-mail accounts with these Internet service providers or who use these software programs.

If we are unable to communicate by e-mail with our consumers and potential consumers as a result of legislation, blockage or otherwise, we might lose consumers, and it would be more difficult to attract new consumers.

We face potential liability related to the privacy and security of health-related information we collect from or on behalf of our consumers.

The privacy and security of information about the past, present, or future physical or mental health or condition of an individual is a major issue in the U.S., because of heightened privacy concerns and the potential for significant consumer harm from the misuse of such sensitive data. We have procedures and technology in place intended to safeguard the information we receive from users of our services from unauthorized access or use.

The Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the Health Information for Economic and Clinical Health Act of 2009, or HITECH, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA’s privacy and security standards also directly applicable to covered entities’ business associates. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover,

HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

We have contractual arrangements with some HIPAA covered entities to make our CarePages social support website service available to patients and their friends and families. As part of those arrangements, we do not receive, process, or store any information from the covered entities about a patient. Instead, we only receive and store information from our users. Accordingly, we believe that we do not receive protected health information on behalf of these covered entities, and are not required to comply with HIPAA or HITECH. However, we have signed business associate agreements with certain covered entities who offer our CarePages service to their patients and their families and friends. If, in spite of the lack of access to and processing of individually identifiable health information on behalf of covered entities, we are subject to the requirements of HIPAA or HITECH and our data practices do not comply with such requirements, we may be directly subject to liability under HIPAA or HITECH. In addition, if our security practices do not comply with our contractual obligations, we may be subject to liability for breach of those obligations. Any liability from a failure to comply with the requirements of HIPAA or HITECH, to the extent such requirements are deemed to apply to our operations, or contractual obligations, could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. In addition, we are unable to predict what changes to the Privacy Standards and Security Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations.

Developments in the healthcare industry could adversely affect our business.

A significant portion of our advertising and sponsorship revenue is derived from the healthcare industry, including pharmaceutical, over-the-counter and consumer-packaged-goods companies, and could be affected by changes affecting healthcare spending. General reductions in expenditures by healthcare industry participants could result from, among other things:

•	government regulation or private initiatives that affect the manner in which healthcare industry participants interact with consumers and the general public;

•	consolidation of healthcare industry participants;

•	reductions in governmental funding for healthcare; and

•	adverse changes in business or economic conditions affecting pharmaceutical companies or other healthcare industry participants.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. For example, use of our content offerings and advertising-based services could be affected by:

•	changes in the design and provision of health insurance plans, including any new regulations that may stem from health reform initiatives that are pending before Congress;

•	a decrease in the number of new drugs or pharmaceutical products coming to market; and

•	decreases in marketing expenditures by pharmaceutical companies as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical companies.

In addition, our advertising customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with us.

The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our offerings will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in the healthcare industry.

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and subject to changing political, legislative, regulatory and other influences. Existing and future laws and regulations affecting the healthcare industry could create unexpected liabilities for us, cause us to incur additional costs and restrict our operations. Many healthcare laws are complex, and their application may not be clear. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply with such laws and regulations, could create liability for us.

For example, there are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. An advisory opinion issued by the Department of Health and Human Services, Office of the Inspector General, the agency with responsibility for interpreting the federal anti-kickback law, concluded that the sale of advertising and sponsorships to healthcare providers and vendors by web-based information services implicates the federal anti-kickback law. However, the advisory opinion suggests that enforcement action will not result if the fees paid represent fair market value for the advertising or sponsorship arrangements, the fees do not vary based on the volume or value of business generated by the advertising, and the advertising or sponsorship relationships are clearly identified as such to users. We review our practices to ensure that we comply with all applicable laws. However, the laws in this area are broad and we cannot determine precisely how the laws will be applied to our business practices. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to liability and require us to change or terminate some portions of our business.

Further, we derive revenues from the sale of advertising and promotion of prescription and over-the-counter drugs. If the FDA or the FTC finds that any of the information provided on our portfolio of websites violates FDA or FTC regulations, they may take regulatory or judicial action against us and/or the advertiser of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes. Any increase or change in regulation of advertising and promotion in the healthcare industry could make it more difficult for us to generate and grow our advertising and sponsorship revenue. Members of Congress, physician groups and others have criticized the FDA’s current policies and have called for more stringent regulation of prescription drug advertising that is directed at consumers and have urged the FDA to become more active in enforcing its current policies. We cannot predict what actions the FDA or industry participants may take in response to these criticisms. It is also possible that new laws, regulations or FDA policies could be promulgated that would impose additional restrictions on such advertising. In November 2009, the FDA convened a public meeting to seek guidance on the marketing of prescription drugs on the Internet and in social media, and subsequently solicited comments from the public on the issue. It is not clear what steps, if any, the FDA will take in response to the public meeting and the comments it subsequently received from the public or whether it will seek specific regulation of Internet advertising of prescription drugs. Our advertising and sponsorship revenue could be materially reduced by additional restrictions on the advertising of prescription drugs and medical devices to consumers, whether imposed by law or regulation or required under policies adopted by industry members.

In addition, the practice of most healthcare professions requires licensing under applicable state law and state laws may further prohibit business entities from practicing medicine, which is referred to as the prohibition against the corporate practice of medicine. Similar state prohibitions may exist with respect to other licensed professions. We believe that we do not engage in the practice of medicine or any other licensed healthcare profession, or provide, through our portfolio of websites, professional medical advice, diagnosis, treatment or other advice that is tailored in such a way as to implicate state licensing or professional practice laws. However, a state may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

Lastly, the Federal False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The whistleblower, or qui tam, provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government and to share in any monetary recovery. After the filing of such a suit, the federal government must determine whether it will intervene and control the case and, if it does not, the private individual may pursue the claim. In addition, various states have enacted false claim laws analogous to the Federal False Claims Act, and many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties. It is not clear whether there is a basis for the application of the False Claims Act to the types of services that we provide, however we are aware of allegations in a complaint filed against a similar online consumer health information provider relating to the alleged off-label promotion of prescription drugs by a pharmaceutical manufacturer. To the extent that the court first finds liability on the part of the pharmaceutical manufacturer and then extends liability to the online provider for posting the pharmaceutical company’s allegedly off-label advertisement, this may create a risk of liability under the False Claims Act in connection with the advertising services we provide.

Changes in regulations could hurt our business and financial results of operations.

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the U.S. and elsewhere will be adopted covering issues affecting our business, including:

•	privacy, data security and use of personally identifiable information;

•	copyrights, trademarks and domain names; and

•	marketing practices, such as e-mail or direct marketing.

Increased government regulation, or the application of existing laws to online activities, could:

•	decrease the growth rate of the Internet;

•	negatively impact our ability to generate revenues;

•	increase our operating expenses; or

•	expose us to significant liabilities.

For example, Internet user privacy and the use of consumer information to track online activities are debated issues both in the U.S. and abroad. In February 2009, the FTC published Self-Regulatory

Principles to govern the tracking of consumers’ activities online in order to deliver advertising targeted to the interests of individual consumers, sometimes referred to as behavioral advertising. These principles serve as industry guidelines. In addition, there is the possibility of proposed legislation and enforcement relating to behavioral advertising. We have privacy policies posted throughout our portfolio of websites that we believe comply with applicable laws requiring notice to consumers about our information collection, use and disclosure practices. We also notify consumers about our information collection, use and disclosure practices relating to data we receive from our consumers. We cannot assure you that the privacy policies and other statements we provide to our consumers or our practices will be sufficient to protect us from liability or adverse publicity in this area. A determination by a state or federal agency or court or foreign jurisdiction that any of our practices do not meet applicable standards, or the implementation of new standards or requirements, could adversely affect our business.

Risks Related to This Offering and Ownership of Our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock may be subject to wide fluctuations in response to the many risk factors listed in this section and other factors beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	issuance of new or updated research or reports by securities analysts;

•	our announcement of actual results for a fiscal period that are higher or lower than projected or expected results, or our announcement of revenue or earnings guidance that is higher or lower than expected;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	announcements from, or operating results of, our competitors; or

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause our common stock price to decline. If our common stock price after this offering does not exceed the initial public offering price, you will not realize any return on your investment in our common stock and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

We will be subject to additional regulatory compliance matters, including Section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company, and our management has no experience managing a public company. Failure to comply with these regulatory matters could harm our business.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time and company resources to new compliance initiatives and to meeting the obligations that are associated with being a public company. We may not successfully or efficiently manage this transition to public company status. We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time-consuming. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. Furthermore, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent registered public accounting firm attest to, the effectiveness of our internal control structure and procedures for financial reporting in our annual report on Form 10-K for the fiscal year ending December 31, 2011. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the required time. If we fail to do so, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Furthermore, investor perceptions of our company may change, causing a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, our operations, financial reporting or financial results could be harmed and could result in an adverse opinion on internal controls from our independent registered public accounting firm.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have any, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

Various provisions in our certificate of incorporation and bylaws, as they will be in effect following this offering, could delay, prevent or make more difficult a merger, tender offer, proxy contest or other attempt to acquire control of our company. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause and then only by a two-thirds vote;

•	prohibit stockholders from calling a special meeting of stockholders;

•	prohibit action by written consent of our stockholders; and

•	specify advance notice requirements for stockholder proposals and director nominations.

In addition, following this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market following this offering, the trading price of our common stock could decline significantly, even below the initial public offering price. Based on shares outstanding as of          , 2010, upon completion of this offering, we will have outstanding approximately           shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Our officers, directors and the holders of substantially all of our common stock have entered into lock-up agreements with the underwriters prohibiting them from selling any of their shares for a period of 180-days following the date of this prospectus, which period may be extended for up to 17 days in some circumstances. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may, in their sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements expire, and based on shares outstanding as of          , an additional           shares will be eligible for sale in the public market,          of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, the shares subject to outstanding options under our 2003 Stock Option Plan as of          , 2010, the shares reserved for future issuance under our 2003 Stock Option Plan and 2010 Equity Incentive Plan and shares issuable upon exercise of warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Immediately after this offering, our directors, executive officers and their affiliated entities will beneficially own     % percent of our outstanding common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and bylaws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and may reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

Our management will have broad discretion over the use of the proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include funding the development of new content and advertising-based services, as well as funding capital expenditures and operating losses. We may use a portion of the net proceeds from this offering to repay borrowings under our credit facilities or acquire complementary businesses. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase our common stock in this offering, you will suffer immediate and substantial dilution. If previously granted warrants or options are exercised, you will experience additional dilution. As of          , warrants to purchase           shares of our common stock at a weighted-average exercise price of $      per share and options to purchase          shares of common stock at a weighted-average exercise price of $      were outstanding. For more information refer to the section of this prospectus entitled “Dilution.”

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend solely on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. In addition, the provisions of our credit facilities prohibit us from paying cash dividends, without first obtaining the consent of our lender. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to all of the risks, uncertainties and assumptions described under the section titled “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	our financial performance, including our revenues, cost of revenues, operating expenses and ability to achieve and sustain profitability;

•	our rate of revenue growth and our ability to generate additional revenues in a cost-effective manner;

•	our ability to attract and maintain consumers, advertising customers and partners in a cost-effective manner;

•	our ability to produce and acquire content that attracts and maintains consumers;

•	our ability to maintain and enhance our brands;

•	the volatile and competitive nature of the Internet and the advertising industry;

•	our success with respect to any future acquisitions;

•	our ability to adequately protect our intellectual property;

•	any disruptions in our services;

•	the effect of government regulations on our business; and

•	our ability to retain and hire necessary employees and appropriately staff our operations.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications and surveys and studies conducted by third parties, including a study prepared on our behalf by Forrester Research. The Forrester Research study described herein represents data, research, opinions or viewpoints prepared by Forrester Research for us and are not representations of fact. We have been advised by Forrester Research that its study speaks as of its original date (and not as of the date of this prospectus) and any opinions expressed in the study are subject to change without notice. Industry and general publications, studies and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurances as to the accuracy or completeness of such information. With respect to the monthly unique visitor data provided by comScore, you should note that, beginning in August 2009, comScore adopted a new methodology for calculating unique visitors. Accordingly, the comScore unique visitor information contained in this prospectus for periods subsequent to July 2009 reflects the inclusion of unique monthly visitor numbers that are derived from the use of comScore’s new methodology. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source. Moreover, these third parties may, in the future, alter the manner in which they conduct surveys and studies regarding the markets in which we operate our business. As a result, you should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus, including those discussed under the heading “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $      million, or $      million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, would increase or decrease the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include financing the development of new content and advertising-based services, as well as funding capital expenditures and operating losses. We may also use a portion of the net proceeds to repay borrowings under our credit facilities or acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time, and cannot assure you that we will make any acquisitions in the future. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt” for a description of our credit facilities which we may choose to repay with the net proceeds of this offering.

In addition, the other principal purposes for this offering are to:

•	increase our visibility in the markets we serve;

•	strengthen our balance sheet;

•	create a public market for our common stock;

•	facilitate our future access to the public capital markets;

•	provide liquidity for our existing stockholders;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire complementary businesses or technologies.

We have not yet determined with any certainty the manner in which we will allocate our net proceeds. Our management will retain broad discretion in the allocation and use of our net proceeds of this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. In addition, our credit facilities prohibit us from paying dividends on our common stock, without first obtaining the consent of our lenders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2009:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic preferred stock conversion; and

•	on a pro forma as adjusted basis to further reflect the filing of our amended and restated certificate of incorporation prior to the closing of this offering and our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of December 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share
	and per share data)

Cash and cash equivalents	$16,360	$

Long-term debt, including current portion	$17,000	$
Redeemable convertible preferred stock, $0.01 par value; 23,870,811 shares authorized, 23,647,834 shares issued and outstanding actual; no shares authorized and no shares issued and outstanding, pro forma; no shares authorized and no shares issued and outstanding, pro forma as adjusted	130,420
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value, no shares authorized and no shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; shares authorized and no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.01 par value; 37,000,000 shares authorized, actual and pro forma; 6,618,444 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	66
Additional paid-in capital	10,937
Accumulated deficit	(58,237)

Total stockholders’ (deficit) equity	(47,234)

Total capitalization	$100,186	$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, would increase or decrease pro forma as adjusted additional paid-in capital and total stockholders’ equity by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The information set forth in the table excludes:

•	4,751,879 shares of common stock issuable upon exercise of outstanding options with a weighted-average exercise price of $4.52 per share;

•	659,780 shares of common stock reserved for future issuance under our 2003 Stock Option Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2003 Stock Option Plan and such shares will become available for issuance under our 2010 Equity Incentive Plan, which we plan to adopt prior to the consummation of this offering;

•	shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, which we plan to adopt prior to the consummation of this offering; and

•	222,977 shares of common stock issuable upon the exercise of outstanding warrants, which includes warrants to purchase our redeemable convertible preferred stock that will become exercisable for common stock after this offering, at a weighted-average exercise price of $5.47 per share.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding.

As of                    , 2010, our net tangible book value was $        million, or $        per share of common stock. On a pro forma basis, after giving effect to the automatic preferred stock conversion, our tangible book value would have been $        million, or $        per share of common stock. After giving further effect to our issuance and sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, the pro forma as adjusted net tangible book value as of December 31, 2009 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $      per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $      per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering:

Assumed initial public offering price per share		$
Net tangible book value per share at , 2010, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to the automatic preferred stock conversion
Pro forma net tangible book value per share as of , 2010, before giving effect to this offering
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value after this offering by $      per share and the dilution in net tangible book value per share to investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $      per share, representing an immediate increase in pro forma net tangible book value to existing stockholders of $      per share and an immediate dilution in pro forma net tangible book value of $      per share to new investors.

If all our outstanding stock options and outstanding warrants are assumed to have been exercised as of December 31, 2009, assuming the treasury stock method, the pro forma as adjusted net tangible book value will increase to $           per share, representing an immediate increase in pro forma net tangible book value to existing stockholders of $           per share and an immediate dilution in pro forma net tangible book value of $           per share to new investors.

The following table summarizes, on the pro forma basis described above as of December 31, 2009, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, before the deduction of estimated underwriting discounts and commissions and offering expenses payable by us:

			Total		Average
	Shares Purchased		Consideration		Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders
New investors
Total

The foregoing table and calculations are based on the number of shares of our common stock outstanding as of December 31, 2009, after giving effect to the automatic preferred stock conversion, and excludes:

•	4,751,879 shares of common stock issuable upon exercise of outstanding options with a weighted-average exercise price of $4.52 per share;

•	659,780 shares of common stock reserved for future issuance under our 2003 Stock Option Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2003 Stock Option Plan and such shares will become available for issuance under our 2010 Equity Incentive Plan, which we plan to adopt prior to the consummation of this offering;

•	shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, which we plan to adopt prior to the consummation of this offering; and

•	222,977 shares of common stock issuable upon the exercise of outstanding warrants, which includes warrants to purchase our redeemable convertible preferred stock that will become exercisable for common stock after this offering, at a weighted-average exercise price of $5.47 per share.

The following table summarizes, on the pro forma basis described above as of December 31, 2009, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, before the deduction of estimated underwriting discounts and commissions and offering expenses payable by us and assuming that all our outstanding stock options and outstanding warrants have been exercised as of December 31, 2009.

			Total		Average
	Shares Purchased		Consideration		Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders
New investors
Total

The foregoing tables do not reflect proceeds to be realized by existing stockholders in connection with sales made in this offering. The sale of           shares of common stock to be sold by the

selling stockholders in this offering will reduce the number of shares held by existing stockholders to          , or     % of the total shares outstanding, or to          , or     % of the total shares outstanding assuming that all our outstanding stock options and outstanding warrants had been exercised as of December 31, 2009, and will increase the number of shares held by new investors to          , or     % of the total shares outstanding, or to          , or     % of the total shares outstanding assuming that all our outstanding stock options and outstanding warrants had been exercised as of December 31, 2009. If the underwriters exercise their option to purchase additional shares in full, the shares held by existing stockholders will further decrease to          , or     % of the total shares outstanding, or to          , or     % of the total shares outstanding assuming that all our outstanding stock options and outstanding warrants had been exercised as of December 31, 2009, and the number of shares held by new investors will further increase to          , or     % of the total shares outstanding, or to          , or     % of the total shares outstanding assuming that all our outstanding stock options and outstanding warrants had been exercised as of December 31, 2009.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We derived the consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 from our audited consolidated financial statements, which are not included in this prospectus. We derived the consolidated balance sheet data as of December 31, 2005 from our unaudited consolidated financial statements, which are not included in this prospectus. We derived the consolidated statement of operations data for the three months ended December 31, 2008 and 2009 from our unaudited consolidated financial statements, which have been prepared on the same basis as our audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair statement of the financial information set forth in those statements. Our historical results for any prior periods are not necessarily indicative of results to be expected for a full year or any future period.

On October 7, 2008, we acquired Revolution Health Group LLC and its subsidiaries, which we collectively refer to as RHG. Accordingly, the following tables include RHG’s financial data from the closing date of the acquisition. Our operating expenses in the fourth quarter of 2008 and the first and second quarters of 2009 included various transition-related expenses that we incurred following the closing of the RHG acquisition. We eliminated a majority of these redundant transition-related expenses by the beginning of the third quarter of 2009. These transition-related expenses consisted of:

•	compensation for product development, sales and marketing, and general and administrative personnel who were employed by us for a short period of time following the RHG acquisition; and

•	third-party product development expenses, such as content licensing fees, data center costs and other technology-related expenses.

The fourth quarter of 2008 is the first calendar quarter which reflects the RHG acquisition in our financial results. Accordingly, the fourth quarter of 2009 is the first calendar quarter which can be used to compare our quarterly financial performance subsequent to the RHG acquisition on a year-over-year basis. In the fourth quarter of 2009, our revenues were approximately $28.6 million, an increase of 26.0% over our revenues of approximately $22.7 million in the fourth quarter of 2008. Similarly, our Adjusted EBITDA was approximately $5.6 million in the fourth quarter of 2009, as compared to approximately $(1.9) million in the fourth quarter of 2008.

						Three Months
						Ended
	Year Ended December 31,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$29,687	$33,421	$47,363	$69,412	$90,111	$22,672	$28,618

Operating expenses:
Cost of revenue	18,714	21,830	30,111	35,229	39,453	8,442	8,696
Sales and marketing	2,814	4,108	7,425	14,503	20,816	6,059	6,249
Product development	5,679	8,534	10,753	14,874	20,192	5,566	5,115
General and administrative	3,617	4,318	6,859	12,906	16,239	5,488	3,681
Depreciation and amortization	668	1,029	2,030	4,340	9,787	1,980	2,454

Total operating expenses	31,492	39,819	57,178	81,852	106,487	27,535	26,195

Income (loss) from operations	(1,805)	(6,398)	(9,815)	(12,440)	(16,376)	(4,863)	2,423
Interest (expense) income, net	48	196	(323)	(455)	(1,314)	(208)	(491)

Income (loss) before provision for income taxes	(1,757)	(6,202)	(10,138)	(12,895)	(17,690)	(5,071)	1,932
Provision for income taxes	—	—	—	(293)	(1,331)	(293)	(497)

Net income (loss)	$(1,757)	$(6,202)	$(10,138)	$(13,188)	$(19,021)	$(5,364)	$1,435

Net income (loss) per common share:
Basic	$(0.28)	$(0.98)	$(1.57)	$(2.01)	$(2.89)	$(0.82)	$0.22

Diluted	$(0.28)	$(0.98)	$(1.57)	$(2.01)	$(2.89)	$(0.82)	$0.20

Pro forma basic (unaudited)(1)					$(0.63)

Pro forma diluted (unaudited)(1)					$(0.63)

Weighted-average common shares outstanding:
Basic	6,309,013	6,347,745	6,444,696	6,559,614	6,581,793	6,564,654	6,617,235

Diluted	6,309,013	6,347,745	6,444,696	6,559,614	6,581,793	6,564,654	7,321,932

Pro forma basic (unaudited)(1)					30,229,627

Pro forma diluted (unaudited)(1)					30,229,627

(1)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

						Three Months
						Ended
	Year Ended December 31,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(in thousands)

Other Financial Data:
Adjusted EBITDA	$(855)	$(4,986)	$(6,795)	$(5,104)	$(2,664)	$(1,858)	$5,598

Stock-based compensation expense included in:
Sales and marketing	$57	$197	$276	$812	$815	$278	$217
Product development	152	57	64	492	548	168	106
General and administrative	73	129	650	1,692	1,662	579	398

Total stock-based compensation expense	$282	$383	$990	$2,996	$3,025	$1,025	$721

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,096	$2,573	$14,249	$25,050	$16,360
Total assets	6,295	9,408	32,680	135,694	129,389
Deferred revenue	3,264	3,628	3,095	6,001	6,930
Long-term debt (including current portion)	—	—	5,941	7,597	17,000
Total liabilities	8,109	11,127	19,905	37,230	46,203
Redeemable convertible preferred stock	—	11,348	34,702	130,420	130,420
Total stockholders’ equity (deficit)	(1,814)	(13,067)	(21,927)	(31,956)	(47,234)

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods identified. For additional information, please see the Definition and Discussion of Adjusted EBITDA in “Prospectus Summary” above.

						Three Months
						Ended
	Year Ended December 31,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(in thousands)

Reconciliation of Adjusted EBITDA to Net Income (Loss):
Net income (loss)	$(1,757)	$(6,202)	$(10,138)	$(13,188)	$(19,021)	$(5,364)	$1,435
Interest (income) expense, net	(48)	(196)	323	455	1,314	208	491
Income tax expense	—	—	—	293	1,331	293	497
Depreciation and amortization expense	668	1,029	2,030	4,340	9,787	1,980	2,454
Stock-based compensation	282	383	990	2,996	3,025	1,025	721
Compensation expense related to acquisition earnout	—	—	—	—	900	—	—

Adjusted EBITDA	$(855)	$(4,986)	$(6,795)	$(5,104)	$(2,664)	$(1,858)	$5,598

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in the prospectus. See “Special Note Regarding Forward Looking Statements.”

Overview

We are a leading provider of online consumer health solutions. We provide our consumers, advertisers and partners with content and advertising-based services across a broad portfolio of over 25 websites that span the health spectrum — from lifestyle offerings in pregnancy, diet and fitness to in-depth medical content for condition prevention and management. The depth, breadth and quality of the content on the Everyday Health portfolio, including our personalized tools and community features, have enabled us to aggregate a large and growing base of engaged consumers. Our portfolio of consumer health websites and large consumer base, along with our customized advertising-based services, provide advertisers with a compelling platform to promote their products and services in a highly-targeted and measurable manner. We have an integrated approach to running our business. Rather than allocating resources to individual websites in our portfolio, we share development, operations and marketing resources across the entire Everyday Health portfolio. As a result, we enable our partners to cost-efficiently promote and monetize their content online.

The Everyday Health portfolio currently consists of over 25 websites, which include websites that we operate and websites that our partners operate. The websites that we operate include websites that we own, such as www.EverydayHealth.com, www.RevolutionHealth.com, www.DailyGlow.com and www.CarePages.com, and websites that we operate with our consumer health partners, such as www.JillianMichaels.com, www.SouthBeachDiet.com and www.WhattoExpect.com. Under these arrangements, we typically have the exclusive rights, subject to limited exceptions, to use and market our partners’ content online, as well as to determine the precise methodology for monetizing the content online. In exchange for these rights, our partners receive royalties based on the revenue generated from our operation of these websites and related services. The revenue we generate from the operation of these websites consists of advertising and sponsorship revenue, as well as premium services revenue. The royalty rates we pay vary and, in some cases, we guarantee a minimum annual royalty payment to our partners. These arrangements are long-term contracts, most of which have initial five year terms. Certain of these contracts have varying renewal provisions.

The Everyday Health portfolio also includes websites that we do not operate but help monetize through advertising and sponsorships. These websites include a variety of consumer health websites, such as www.SparkPeople.com, www.MayoClinic.com and www.MedHelp.org. These arrangements provide advertisers with additional audience reach and access to unique content assets. The revenues we generate through these arrangements consist of advertising and sponsorship revenue. The royalty rates we pay vary and, in some cases, we guarantee a minimum annual royalty payment to our partners. These contractual arrangements generally range from one to three years in length and require our partner to operate the website and maintain specific audience levels, in exchange for a royalty based on the advertising revenue generated by us on that website.

Our integrated approach to operating our portfolio of websites allows us to manage our business in an efficient manner. Key elements of our integrated approach are as follows:

•	A significant majority of our advertising and sponsorship revenue is derived from sales based on the entire Everyday Health portfolio, not based on one or a select group of individual websites within the portfolio. This enables us to provide advertisers with a more compelling platform to reach their desired audience.

•	We have established marketing, editorial, product management, customer service and technology resources that are deployed across the entire Everyday Health portfolio, which allow us to benefit from economies of scale.

•	We actively cross-promote our content offerings to our consumers, which enables us to effectively drive consumers across our portfolio of websites. As a result, we are able to add new websites to the Everyday Health portfolio and immediately direct a significant volume of traffic to these websites in an expedited and cost-effective manner.

We allocate our resources based on our judgment on how to best grow and monetize our consumer audience across the Everyday Health portfolio.

Background Information

Key Trends Affecting Our Business

We believe that there are three key trends that drive our ability to continue to grow our business:

•	Consumers have become increasingly reliant on the Internet for health information and services, and the consumer health vertical has become one of the largest and fastest growing content categories online. We believe this trend will continue, particularly as current legislative and regulatory initiatives seek to place a greater degree of emphasis on wellness and preventive care as a means of controlling and reducing healthcare costs.

•	Advertisers and marketers in the health category, which include pharmaceutical and medical device, manufacturers and retailers of over-the-counter products and consumer-packaged-goods and healthcare providers, are increasingly shifting a greater portion of their spending online. We believe that the online percentage of the total health-related consumer advertising market is still relatively small, and that a significant opportunity exists to grow our revenues as advertisers allocate more of their marketing expenditures online.

•	The Internet has enabled consumers to access a wide variety of premium health-related products and services on a paid subscription basis. We believe consumer demand for personalized and authoritative content and services from trusted brands will continue to increase in the future.

Acquisitions

In May 2008, we acquired all of the outstanding equity of Nurture Media LLC, or Nurture Media, an online search marketing and consulting business, for a purchase price of $1.7 million, including $0.1 million of acquisition costs, which was fully allocated to goodwill. In addition to the purchase price, the sellers of Nurture Media are eligible to receive an additional amount of up to $3.8 million based on our achievement of specified business milestones during the period from June 2008 through May 2011. These contingent earnout payments may be paid, at the election of the sellers, in cash or an equivalent number of shares of our common stock calculated based on the then current fair market value per share of our common stock, as determined by our board of directors. Through December 31, 2009, we have paid the sellers a total of $0.9 million in cash earnout payments. Payments of the remaining earnout amounts are also contingent upon the continued employment of some of the sellers with us. Since one of these sellers is no longer employed by us, the maximum future earnout payment is $1.4 million. We have recorded the earnout payments, and expect to record any future earnout payments, as compensation expense for the applicable periods.

In October 2008, we acquired all of the outstanding equity of RHG. RHG was comprised of a portfolio of websites, which provided health-related content and services targeted at consumers and healthcare providers, including www.RevolutionHealth.com and www.CarePages.com. The purchase price totaled $72.8 million, consisting of 8,930,966 shares of Series E redeemable convertible preferred stock valued at $71.3 million, and $1.5 million of acquisition-related expenses. We accounted for the RHG acquisition as a purchase business combination and, accordingly, we allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The Series E redeemable convertible preferred stock will automatically convert into shares of our common stock upon consummation of this offering. The results of operations of RHG have been included in our consolidated financial statements from October 7, 2008, which was the closing date of the acquisition.

The RHG acquisition enabled us to significantly increase our consumer audience. According to comScore, Inc., or comScore, in the third quarter of 2008, our average monthly unique visitors totaled 14.68 million. In the fourth quarter of 2008, after our acquisition of RHG, our average monthly unique visitors totaled 25.95 million. In addition, we have integrated the RHG websites, tools and applications into the broader Everyday Health portfolio to further enhance our value proposition to both consumers and customers. We believe that the acquisition and integration of RHG have provided us with a greater opportunity to market the Everyday Health portfolio to a larger number of advertisers.

Key Metrics

We use the following key operating metrics in evaluating our business performance, allocating resources and making decisions regarding operating strategies.

•	Monthly Unique Visitors. Monthly unique visitors is the total number of unique consumers that access the Everyday Health portfolio in a specific calendar month. Average monthly unique visitors is the total number of unique visitors for a specified period divided by the number of months in the period. We use monthly unique visitor metrics to assess the nature and scope of our content offerings, tools and applications, the overall growth and composition of our portfolio of websites and the effectiveness of our marketing efforts.

•	Total Brands. Total brands is defined as the approximate number of distinct brands that market their products and services on our portfolio in a specified period. We use this metric to evaluate our success in renewing existing brand contracts and attracting new brands.

•	Advertising and Sponsorship Revenue per Brand. Advertising and sponsorship revenue per brand is our total advertising and sponsorship revenue from all brands that marketed their products and services on the Everyday Health portfolio during a specific period divided by the total number of brands that marketed their products and services on our portfolio in the period. We use revenue per brand to assess our success in expanding our advertising and sponsorship relationships and increasing our market share of advertising dollars from each of our customers.

•	Average Paid Subscribers per Month. A paid subscriber is a consumer who has paid for access to a premium content offering on the Everyday Health portfolio. Average paid subscribers for a specific period is calculated by taking the average of the individual monthly averages of each month for such period. An individual month’s average is calculated by taking the average of the beginning and ending number of subscribers in that month. We use this metric to evaluate the revenue and marketing efforts associated with our premium, subscription-based services.

•	Average Revenue per Paid Subscriber per Month. Average revenue per paid subscriber per month is the total revenue earned in a specific period from subscriptions to one or more of the websites in the Everyday Health portfolio divided by the average paid subscribers per month, as defined above, during that period and further divided by the number of months in the period. We use this metric to evaluate our success in increasing revenue generated by our premium, subscription-based services.

The following represents our recent performance with respect to these key metrics:

	Year Ended
	December 31,
	2007	2008(2)	2009

Average monthly unique visitors (in thousands)(1)	8,852	17,466	25,277
Total brands	323	416	473
Advertising and sponsorship revenue per brand (in thousands)	$61	$92	$123
Average paid subscribers per month (in thousands)	121	125	120
Average revenue per paid subscriber per month	$19.11	$19.95	$18.99

(1)	Average monthly unique visitors based on comScore data.

(2)	Reflects our acquisition of RHG in October 2008.

Revenues

We generate revenue from advertising and sponsorship services and premium services, including subscription fees and, to a much lesser extent, licensing fees.

The advertisers and sponsors on the Everyday Health portfolio consist primarily of pharmaceutical and medical device companies, manufacturers and retailers of over-the-counter products and consumer-packaged-goods and healthcare providers, such as hospitals, dentists and doctors. Our advertising and sponsorship revenue consists primarily of revenues generated from:

•	display advertisements on websites in the Everyday Health portfolio and in our free e-mail newsletters, which are primarily sold based on a cost-per-impression advertising model;

•	interactive brand sponsorships, which consist of our integrated marketing programs and sponsorships that provide advertisers and marketers the opportunity to integrate their brands and relevant information into content and tools across the Everyday Health portfolio, which are primarily sold based on a cost-per-impression advertising model or a cost-per-visitor advertising model, and which frequently include a production fee;

•	customer acquisition marketing programs, which are sold based on the number of qualified leads that are provided to our advertisers; and

•	stand-alone e-mails that are sent on behalf of our advertising customers to consumers who have opted-in to receive them, which are primarily sold based on a cost-per-impression advertising model.

Our premium services revenue consists primarily of revenues generated from subscriptions sold to consumers who purchase access for a defined period of time to one or more of the websites in the Everyday Health portfolio, or a specific interactive service or application. Our subscription services are designed to provide the consumer with the ability to access consumer health content from well-recognized sources, and to personalize or customize a specific health or wellness program. Our premium services also include the revenues generated from licensing our CarePages social networking application to healthcare service providers and, to a lesser extent, from the sale of products and merchandise.

We maintain broad discretion regarding the monetization strategy for the websites that we operate. In determining the optimal monetization strategy, we consider a number of factors, including the website’s advertising market potential, the existing premium service offerings and the competitive landscape. As our portfolio has expanded and our consumer audience has grown significantly, the mix of our total revenues from advertising and sponsorship services and premium services has changed. A significant portion of our revenues is currently derived from advertising and sponsorship services. In the years ended December 31, 2007, 2008 and 2009, our advertising and sponsorship revenue accounted for 41.4%, 55.3% and 64.5% of total revenues, respectively, and our premium services revenue accounted for 58.6%, 44.7% and 35.5% of total revenues, respectively. We anticipate that revenues derived from our advertising and sponsorship services will continue to grow in the future as a percentage of total revenues. Nonetheless, we anticipate that revenues from our premium services will continue to make a meaningful contribution to our total revenues.

Cost of Revenues, Gross Profit and Gross Margin

Cost of revenues consists primarily of the expenses associated with aggregating the total consumer audience across the Everyday Health portfolio. These costs include:

•	media costs associated with generating consumer visits to the websites that we operate, commonly referred to as audience aggregation;

•	royalty payments to the Everyday Health portfolio partners; and

•	to a lesser extent, merchant processing transaction costs associated with subscription fees for our premium services, merchandise inventory and fulfillment costs, ad serving and other expenses.

Media costs consist primarily of fees paid to online publishers, Internet search companies and other media channels for search engine and database marketing and display and television advertising. These media activities are directly attributable to revenue-generating and audience aggregation events, designed to increase the consumer audience to the websites we operate, increase the number of consumers subscribing to our premium services and grow our registered user base. Our partner royalties are generally based on the amount of revenue generated on the particular website. In some cases, we guarantee the partner a minimum annual payment.

We carefully monitor our gross profit and gross margin because they are key indicators of our performance in successfully aggregating and monetizing our consumer audience across the entire Everyday Health portfolio. Gross profit is defined as total revenues minus cost of revenues. Gross margin is our gross profit as a percentage of our total revenues.

Since our operating decisions are based on aggregating and monetizing the Everyday Health portfolio as a single consumer audience, we believe that our aggregate gross profit is an important measure of our overall performance and do not believe that the gross profit associated with any individual website or category of websites is meaningful to an analysis of our overall operating performance. The gross margin we realize on revenues generated on our operated websites, however, is generally higher than the gross margin generated from websites within our portfolio that are operated by our partners because we typically pay a higher royalty rate to partners that operate their own websites, and such royalties are accounted for as a cost of revenue. At the same time, some of the other costs to operate the websites in the Everyday Health portfolio, such as product development expenses, website hosting and maintenance expenses, are not captured in our cost of revenue, and, therefore, are not captured in our gross margin calculation. As a result, we also believe that our Adjusted EBITDA is an important metric for measuring our overall financial performance (for a detailed description of Adjusted EBITDA, please refer to “Summary Consolidated Financial Data — Definition and Discussion of Other Financial Data” above).

Both our gross profit and gross margin have improved over the past several years as shown in the table below:

	Year Ended December 31,
	2007	2008	2009
	(dollars in thousands)

Revenue	$47,363	$69,412	$90,111
Revenue Growth	41.7%	46.5%	29.8%
Cost of Revenue	$30,111	$35,229	$39,453
Gross Profit	$17,252	$34,183	$50,658
Gross Margin	36.4%	49.3%	56.2%

We anticipate that our gross profit is likely to continue to improve in the future as we continue to aggregate our consumer audience more efficiently and enhance our monetization capabilities for the entire Everyday Health portfolio. While our royalty payments to our partners have increased in recent years, and we expect these amounts to continue to increase on an absolute basis in the foreseeable future, we do not believe that any such increases will negatively impact our gross profit or Adjusted EBITDA since we anticipate that the growth in our total revenue will continue to exceed the increase in our cost of revenue.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses consist primarily of personnel-related costs, including non-cash stock compensation, for our account management, research, marketing, sales analytics and creative design personnel, as well as fees for third-party professional marketing and analytical services. As part of our sales and marketing departments, we have a reporting and analysis group that analyzes traffic and subscription data to determine the effectiveness of individual advertising and marketing campaigns. We expect our sales and marketing expenses to increase in absolute dollars as we increase the number of sales, sales support and analytical professionals.

Product Development.  Product development expenses consist of costs related to the products and services we provide to our consumers, including the costs associated with the operation and maintenance of the websites in the Everyday Health portfolio that we operate. These costs include personnel-related expenses, including non-cash stock compensation for our editorial, product management, technology and customer service personnel, as well as fees paid to editorial and technology consultants and other technology costs. We expect our investment in product development to increase in absolute dollars as we continue to increase our editorial, product development and technology personnel, and as we enhance our product offerings by creating and licensing content, tools and applications, but expect product development expense to decrease as a percentage of revenues.

General and Administrative.  General and administrative expenses consist primarily of personnel-related expenses, including non-cash stock compensation for our executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional fees and other general corporate expenses, including insurance and facilities expenses. We expect our general and administrative expenses to increase when we become a public company as our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs increase as we implement and monitor a more comprehensive corporate governance and compliance program, maintain and assess internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and prepare and distribute periodic reports.

Depreciation and Amortization.  These expenses consist of depreciation and amortization of property and equipment and capitalized software and amortization of intangible assets related to acquisitions.

Interest (Expense) Income, Net

These amounts consist principally of interest expense with partially offsetting interest income. Interest expense is primarily related to our credit facilities. The outstanding balance of our debt was $17.0 million as of December 31, 2009. We expect interest expense to decline in future periods if we repay borrowings under our credit facilities with the net proceeds of this offering. However, our borrowings could subsequently increase in connection with future capital requirements.

Income Taxes

We are subject to tax at the federal, state and local level in the U.S. and in one foreign jurisdiction. Earnings from our limited non-U.S. activities are subject to local country income tax and may be subject to U.S. income tax.

As of December 31, 2009, we had approximately $67.1 million of federal and state net operating loss, or NOL, carryforwards available to offset future taxable income, which expire from 2020 through 2029. The full utilization of these NOL carryforwards in the future will be dependent upon our ability to generate taxable income and could be limited due to ownership changes, as defined under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. Specifically, Section 382 contains rules that limit the ability of a company that undergoes ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to use its NOL carryforwards and specified built-in losses recognized in years after the ownership change. We have not yet completed a detailed analysis to determine whether such an ownership change has occurred.

As of December 31, 2009, we had gross deferred tax assets of approximately $32.9 million, related primarily to NOL carryforwards, and deferred tax liabilities of $4.7 million related primarily to basis differences in indefinite lived intangible assets that cannot be offset by deferred tax assets. We have provided a valuation allowance against the net deferred tax assets to the extent we have determined that it is more likely than not that such net deferred tax assets will not be realizable. If we achieve profitability, the net deferred tax assets may be available to offset future income tax liabilities.

On January 1, 2007, we adopted the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one is recognition, which requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained then no benefits of the position are to be recognized. Step two is measurement, which is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows. Furthermore, as of December 31, 2009, we did not have any material unrecognized tax benefits, and we do not expect any significant increase in unrecognized tax benefits within the next twelve months.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

We believe the following reflects our critical accounting policies and our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred Revenue

We recognize advertising revenue in the period in which the advertisement is delivered. Our revenue from sponsorship services is recognized over the period in which we substantially satisfy our contractual obligations set forth in the relevant sponsorship agreements. Advertising and sponsorship revenue accounted for 55.3% and 64.5% of total revenue for the years ended December 31, 2008 and 2009, respectively.

We recognize subscription revenue ratably over the relevant subscription periods, which are predominantly quarterly, after deducting refunds and charge-backs. We typically charge each subscriber’s credit card for the full price for their subscription at the commencement of the subscription period and at each subscription renewal date, unless the consumer cancels the subscription prior to the renewal date. When consumers sign up for free-trial subscriptions, we automatically charge their credit card for a subscription at the end of the free-trial period unless they cancel before the trial period ends. Once billed, the revenue is recognized on a straight line basis, ratably over the subscription period. No revenue is recognized or allocated to the free-trial period.

We generally recognize licensing revenue ratably over the term of the contract. We recognize revenue from the sale of products and merchandise on the Everyday Health portfolio, including charges for shipping, when products are shipped to customers, which is when title is deemed to have transferred.

Deferred revenue consists of subscription fees that we have collected from consumers but for which revenue has not been recognized and revenue from advertising and sponsorship services, as well as licensing fees, that we have billed in advance of when the revenue is to be earned.

Capitalized Software and Website Development Cost

We incur costs to develop software for internal use. In accordance with authoritative accounting guidance, we capitalize costs, consisting principally of payroll, third-party consultants and related charges, incurred during the application development stage of a project. Upon completion of a project, the capitalized costs are amortized using the straight-line method over their estimated useful lives, which is typically three years.

We incur costs to develop our website applications. In accordance with authoritative accounting guidance, we capitalize costs, consisting principally of payroll and related benefits, incurred in the application and infrastructure development stages of website development, as well as the costs of content deemed to be reference material in nature. Upon completion, these costs are amortized using the straight-line method over their estimated useful lives, which is typically three years.

Software and website development costs that do not meet the criteria for capitalization are expensed as incurred and are included in product development expense in the consolidated statements of operations.

Goodwill and Other Indefinite Lived Intangible Assets

Goodwill represents the excess cost over fair value of the identifiable net assets of acquired businesses. Other indefinite lived intangible assets consist of trade names.

Goodwill and trade names, recorded during 2008 in connection with acquisitions completed that year, are tested for impairment on an annual basis as of October 1, commencing in 2009, and whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Application of the impairment test requires judgment and results in impairment being recognized if the carrying value of the asset exceeds its fair value.

The fair value of goodwill is estimated using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on revenue and earnings of comparable publicly-traded companies. Equal weightings are given to each of the income and market approach results. As we have one operating segment and one reporting unit, the first step of the impairment test requires a comparison of the fair value of our reporting unit, or business enterprise value as a whole, to the carrying value of our invested capital. If the carrying amount is higher than the fair value, there is indication that an impairment may exist and a second step must be performed. If the carrying amount is less than the fair value, no indication of impairment exists and a second step is not performed. The fair value of trade names is estimated using an income approach based on the present value of estimated future cash flows.

The evaluation of our goodwill and trade names as of October 1, 2009 indicated that the carrying value of the assets was less than the fair value and, accordingly, there was no impairment loss recognized for the year ended December 31, 2009.

Long-Lived Assets

We review long-lived assets, including property and equipment and intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The intangible assets with definite lives consist of customer relationships and agreements with certain of our partners.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method and disclosure provisions in accordance with the then current authoritative accounting guidance. Under the intrinsic value method, compensation expense is measured on the date of the grants as the difference between the fair value of our common stock on the grant date and the exercise price multiplied by the number of stock options granted.

Effective January 1, 2006, we account for stock-based compensation in accordance with the current authoritative accounting guidance, under which stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized as compensation expense over the requisite service period (generally the vesting period), which we have elected to amortize using the graded attribution method. We adopted this guidance using the modified retrospective transition method. Under that transition method, compensation expense is recognized in the financial statements as if the recognition of the authoritative accounting guidance had been applied to all share-based payments granted subsequent to the original effective date, effectively January 1, 1995. As such, operating results for the periods prior to 2006 have been retrospectively adjusted utilizing the stock option fair values originally determined for the purpose of providing pro forma disclosures in our prior financial statements.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted using the Black-Scholes option pricing model, for the periods presented:

	Year Ended
	December 31,
	2008	2009

Volatility	58.15%	52.79%
Expected life (years)	6.25	6.25
Risk-free interest rate	2.38%	2.87%
Dividend yield	0.00	0.00

As there has been no public market for our common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, we have determined the share price volatility for options granted based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical realized volatility measures of this peer group of companies for a period of time commensurate with the expected term of the option. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation.

The expected life of options granted has been determined utilizing the simplified method for determining the expected life for options qualifying for treatment due to the limited history we have with option exercise activity. The risk-free interest rate is based on a U.S. Treasury yield curve rate for periods equal to the expected term of the stock options. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock, and the expected dividend yield is, therefore, assumed to be zero.

In addition, forfeitures are estimated at the time of grant, based on our historical forfeiture experience, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates. These estimates involve inherent uncertainties and the application of management judgment. The assumptions we used in the Black-Scholes pricing model are based on subjective future expectations combined with management judgment. If any of the assumptions used in this pricing model change significantly, stock-based compensation for future awards may differ materially from the awards granted previously. Additionally, the pricing model fair value of the awards is based upon the fair value of our underlying common stock, determined as described below.

The following table summarizes our stock option grants to our employees and non-employee members of our Board since January 1, 2008:

	Number of		Common Stock
	Shares Subject		Fair Value per	Intrinsic Value per
	to Options	Exercise Price	Share at Grant	Share at Grant
Grant Date	Granted	Per Share	Date	Date

4/11/2008	1,003,550	$6.18	$5.40	$—
9/3/2008	460,600	6.18	5.64	—
12/9/2008	398,550	6.18	4.28	—
6/15/2009	68,850	3.55	3.03	—
6/15/2009	775,150	3.33	3.03	—
6/15/2009	250,000	8.00	3.03	—
10/5/2009	155,900	3.06	4.11	1.05
10/8/2009	125,000	3.06	4.11	1.05
12/23/2009	254,700	4.11	4.11	—
2/23/2010	248,750	4.77	4.77	—

We have historically granted stock options at exercise prices equal to or greater than the fair value as determined by our board of directors or compensation committee on the date of grant, with input from management. Since 2007, the board of directors or compensation committee has performed a contemporaneous valuation of our common stock in order to determine the fair value of our common stock in connection with stock option grants. In making this determination, the board of directors or compensation committee considered a number of factors, including:

•	our financial performance;

•	the price and other terms for our equity financings;

•	our acquisitions and debt financings, as well as any material transaction; and

•	general economic and financial conditions, and the trends specific to the Internet markets in which we operate.

In addition, the board of directors or compensation committee considered the independent valuations completed by a third party valuation consultant performed as of the end of each calendar quarter. In performing these valuations, the independent valuation consultant typically considered a variety of relevant factors including, but not limited to, the following:

•	the nature and history of our company;

•	the financial and economic conditions affecting the general economy, our company and our industry;

•	our past results, current operations and our future prospects;

•	our earnings capacity and dividend-paying capacity;

•	the economic benefit to us of both our tangible and intangible assets;

•	the market prices of actively traded interests in public entities engaged in the same or similar lines of business to us, as well as sales of ownership interests in entities similar to us;

•	the prices, terms and conditions of past sales of our ownership interests; and

•	the impact on the value of ownership interests in us resulting from the existence of buy-sell and option agreements, investment letter stock restrictions, restrictive shareholders agreements or other such agreements.

The independent valuation consultant estimated our firm value each quarter by utilizing the market and/or income approaches. Under the income approach, the discounted cash flow method was used. When utilizing the market approach, the independent valuation consultant employed the guideline transaction and guideline company methods. The application of the utilized approach was driven by the facts and circumstances surrounding the relevant valuation date. Details regarding the specific application of each approach are discussed in the following paragraphs. While the application of different methodologies, as further discussed below, may have affected the ultimate determination of fair value as of each determination date, we believe that the methodology utilized in each particular instance was the most appropriate methodology for the determination of fair value under the circumstances presented. In each valuation, the independent valuation consultant allocated the firm value across the capital structure using an option pricing model, which recognizes the economic characteristics of each security and assigns value to each class based on those characteristics. A lack of marketability discount has been applied to the common stock in each valuation in order to recognize the inherent illiquidity in holding stock of a privately held company.

In instances where there were recent transactions in our preferred stock, the guideline transaction method, a variant of the market approach, was used. This method was used as the primary method for each valuation from the beginning of 2008 through and including the first quarter of 2009. Under this method, the implied firm value from the most recent preferred stock transaction was derived, and trended, where appropriate, to the valuation date based on an analysis of company, industry, and market conditions. The trending analysis reviewed, among other factors: (1) company-specific milestones; (2) our performance relative to management’s projections; (3) changes in pricing of broad market and technology indices, specifically the S&P 500 and Nasdaq; and (4) changes in equity pricing of a reasonably comparable group of companies. The peer group consists of publicly-traded Internet companies with advertising and/or subscription based revenue models. The peer group originally consisted of five companies, but acquisitions reduced the original sample size to four in 2008 and then three in 2009. When the sample size reached three, a new company was added to make the sample size more meaningful from a statistical perspective. The addition of a new company to the peer group did not have a material impact on the valuation of our common stock for the applicable periods.

Beginning with the second quarter 2009 valuation, the combination of the difficult economic environment and the time that had lapsed between the most recent preferred stock transaction and the valuation date precluded use of the trended firm value implied from the latest transaction. As such, the discounted cash flow method was utilized to estimate our firm value for quarterly valuations, including, and subsequent to, June 30, 2009. In conducting the discounted cash flow analysis, the independent valuation consultant relied upon income statement projections provided by management. Financial statistics from peer companies were used to check the reasonableness of the assumptions, as well as to provide guidance in developing our appropriate discount rate.

In the third quarter of 2009, we notified the independent valuation consultant that we were considering an initial public offering, or IPO, with a potential target date of the second quarter of 2010. As a result, beginning with the third quarter 2009 valuation, a potential IPO has been factored into the valuation consultant’s analysis via the market approach, whereby our firm value is estimated utilizing the guideline company method by assigning valuation multiples to us based on comparisons to the peer group. The market approach has been used in conjunction with the discounted cash flow method since the third quarter of 2009. In estimating the common stock value, the independent consultant has assigned a 50% probability to each of the income and market-based approaches based on an analysis of prevailing IPO market conditions and input from management.

A brief narrative of estimated fair value as of the date of each grant and the option exercise price are set forth below:

April 2008.  On April 11, 2008, we granted 1,003,550 options at an exercise price of $6.18 per share. The independent valuation consultant estimated the fair value of our common stock as of

March 31, 2008 to be $5.40 per share. In estimating the fair value of our common stock as of March 31, 2008, the independent valuation consultant noted that our estimated revenue and Adjusted EBITDA for the first quarter of 2008 was expected to exceed our budgeted figures for the first quarter of 2008 and the fact that we had renewed a major contract in the first quarter of 2008. In addition, the independent valuation consultant’s analysis also reflected the fact that four of the five companies in the set of peer companies had experienced share declines, as well as the fact that the S&P 500 index and the Nasdaq index had declined by approximately 9.9% and 14.1%, respectively. The compensation committee, based on its review of the factors cited above, determined that the fair value of our common stock on April 11, 2008 was $5.40 per share. The compensation committee, however, elected to set the exercise price for the options granted on April 11, 2008 at $6.18 per share and above the fair value determination of our common stock so that the option recipients were issued options with the same exercise price as the individuals who received option grants at the end of 2007. The exercise price of $6.18 per share used for the grants at the end of 2007 was based on the price per share paid for our common stock in an arm’s-length transaction pursuant to which certain of our existing stockholders sold common stock to a new investor at a negotiated purchase price of $6.18 per share in the third quarter of 2007.

September 2008.  On September 3, 2008, we granted 460,600 options at an exercise price of $6.18 per share. The independent valuation consultant estimated the fair value of our common stock as of June 30, 2008 to be $5.64 per share. The increase in fair value from $5.40 per share at March 31, 2008 to $5.64 per share at June 30, 2008 reflected our acquisition of Nurture Media in May 2008, as well as our positive revenue performance in the second quarter of 2008 relative to budget. This increase also reflected changes in the stock prices for the peer set of companies and the decrease of approximately 3.2% in the S&P 500 index and the increase of approximately 0.6% in the Nasdaq index. The compensation committee, based on its review of the factors cited above, determined that the fair value of our common stock as of September 3, 2008 was $5.64 per share. Since the fair value determination of our common stock at June 30, 2008 was not substantially higher than the fair value determination of our common stock at the end of the prior March 31, 2008 quarter, namely $5.40 per share, and continued to be lower than the $6.18 exercise price used for the April 2008 option grants, the compensation committee elected to retain the $6.18 exercise price for the September 2008 option grants and to grant these options with an exercise price above the fair value determination of our common stock in order to maintain parity with respect to the exercise price of options granted in the prior quarter.

December 2008.  On December 9, 2008, we granted 398,500 options at an exercise price of $6.18 per share. The independent valuation consultant estimated the fair value of our common stock as of September 30, 2008 to be $4.28 per share. In October 2008, we acquired RHG. The consideration for the RHG acquisition consisted of the issuance of our Series E redeemable convertible preferred stock valued at a price per share of $7.98. Subsequent to the RHG acquisition and prior to December 9, 2008, we also sold shares of Series F redeemable convertible preferred stock at a price per share of $7.61. Given the proximity of our issuance of Series E and Series F redeemable convertible preferred stock to September 30, 2008, the independent valuation consultant incorporated those transactions into its valuation of our common stock as of September 30, 2008 and the price of the Series F redeemable convertible preferred stock was used as a benchmark in the corporate securities valuation model. Based on this assessment, the independent valuation consultant estimated a reduced common stock fair value of $4.28 per share as of September 30, 2008 as compared to an estimated fair value of $5.64 per share as of June 30, 2008. This reduction in fair value was primarily due to the dilution and additional liquidation preferences, totaling approximately $38 million in the aggregate, associated with the newly issued Series E and Series F redeemable convertible preferred shares. Based on its review of the factors cited above, the compensation committee determined that the fair value of our common stock on December 9, 2008 was $4.28 per share. Nonetheless, in light of the proximity to the sale of the Series E and Series F redeemable convertible preferred stock, and the desire to maintain a consistent exercise price to the grants made two months earlier, the compensation committee elected to retain the $6.18 exercise price for the

December 9, 2008 grants and to grant these options with an exercise price above the fair value determination of our common stock.

June 2009.  On June 15, 2009, we granted (i) 68,850 options at an exercise price of $3.55 per share; (ii) 775,150 options at an exercise price of $3.33 per share and (iii) 250,000 options at an exercise price of $8.00 per share. The independent valuation consultant estimated the fair value of our common stock to be $3.03 per share as of March 31, 2009 and $3.23 per share as of December 31, 2008. The independent valuation consultant’s estimated common stock fair value as of December 31, 2008 of $3.23 per share, as compared to $4.28 per share as of September 30, 2008, reflected a variety of internal and external factors. With respect to internal factors, the independent valuation consultant noted that our revenues and Adjusted EBITDA in the fourth quarter of 2008 were unfavorable as compared to the budgeted figure, as well as the fact that the Adjusted EBITDA for the full year 2008 was unfavorable as compared to budget. In addition, the independent valuation consultant’s analysis reflected the fact that three of the four companies in the peer companies’ set had experienced share declines and that in the fourth quarter of 2008 the S&P 500 and Nasdaq indices had decreased approximately 22.5% and 24.6%, respectively. Likewise, the independent valuation consultant noted the worsening market conditions, characterized by the failure or distressed sale of major U.S. banks, the passage of the Emergency Economic Stabilization Act of 2008 and the U.S. government providing emergency capital to a number of financial institutions. The independent valuation consultant’s estimated common stock fair value as of March 31, 2009 of $3.03 per share, as compared to $3.23 per share as of December 31, 2008, reflected further negative changes in the overall market condition and our financial performance. Specifically, the independent valuation consultant noted that our revenues for the first quarter of 2009 were unfavorable as compared to budget, although our Adjusted EBITDA was favorable as compared to budget. During the first quarter of 2009, all of the companies in the peer companies’ set had experienced share price declines, ranging from 1% to 34%, and the S&P 500 and Nasdaq indices had experienced further declines of approximately 11.7% and 3.1%, respectively. In addition, during the first quarter of 2009, the independent valuation consultant noted the prevailing recessionary economic environment brought on by the collapse of the housing market and a significant reduction in the availability of credit. The compensation committee, based on its review of the factors cited above, determined on June 15, 2009 that the fair value of our common stock as of such date was $3.03 per share. Despite this determination, the compensation committee elected to issue options to certain of our executive officers at an exercise price of $8.00 per share. The compensation committee’s election to grant these options at a significantly higher exercise price than the $3.03 fair value determination was based on a desire to create significant incentives for these executive officers to increase shareholder value. Similarly, the grants above fair value with an exercise price of $3.33 per share related to events, such as commencement of employment or promotions, that had occurred in the first quarter of 2009, and the grants above fair value with an exercise price of $3.55 per share related to activity that occurred in the fourth quarter of 2008. In both instances, the compensation committee elected to grant these options at an exercise price above the common stock fair value determination of $3.03 per share on June 15, 2009. The exercise price for the option grants that related to activity in the fourth quarter of 2008 was equal to 110% of the fair value of $3.23 per share as of December 31, 2008. Likewise, the exercise price for the option grants that related to activity in the first quarter of 2009 was equal to 110% of the fair value of $3.03 per share as of March 31, 2009.

October 2009.  On October 5, 2009, we granted 155,900 options at an exercise price of $3.06 per share. On October 8, 2009, we granted 125,000 options at an exercise price of $3.06 per share. The independent valuation consultant estimated the fair value of our common stock as of June 30, 2009, which was the most recently-completed valuation, to be $2.78 per share. The independent valuation consultant’s decrease in the estimated common stock fair value from $3.03 per share as of March 31, 2009 to $2.78 per share as of June 30, 2009, reflected our financial performance in the second quarter of 2009 and the price trends for the peer set of companies and both the S&P 500 and Nasdaq indices. Specifically, the independent valuation consultant noted that, in the second quarter of 2009, our revenues and Adjusted EBITDA were unfavorable as compared to the budgeted figures. In addition, the independent valuation consultant noted that all companies in the peer companies’ set had experienced share price changes, ranging from a decline of 4% to an increase of 34%. The S&P 500 and Nasdaq indices, however, experienced increases of approximately 15.2% and 20.0%, respectively. Based on its review of the factors cited above, the compensation committee determined on October 5, 2009 that the fair value of our common stock was $2.78 per share as of such date. Nonetheless, the compensation committee once again elected to grant these options at an exercise price equal to 110% of the fair value of $2.78 per share. However, subsequent to these option grants in early October 2009, the independent valuation consultant completed the valuation of our common stock as of September 30, 2009. Upon completion, this report was delivered to the compensation committee in December 2009. As noted above, the independent valuation consultant utilized two methods for estimating the fair value of our common stock as of September 30, 2009. In connection with the September 30, 2009 valuation, the independent valuation consultant recognized the potential for our IPO in the valuation by assigning it a 50% probability based on an analysis of market conditions and input from management. The independent valuation consultant estimated the fair value of our common stock as of September 30, 2009 to be $4.11 per share. In addition to the probability ratio related to an IPO being completed, the independent valuation consultant also considered internal and external factors in estimating the fair value of our common stock as of September 30, 2009. Specifically, the independent valuation consultant noted that our revenues were unfavorable as compared to budget and that our Adjusted EBITDA in the third quarter was positive although unfavorable as compared to budget. Likewise, the independent valuation consultant noted that the companies in the peer companies’ set had experienced share price increases ranging from 11% to 84% in the third quarter of 2009, and in that same period the S&P 500 and Nasdaq indices had experienced increases of 15.0% and 15.7%, respectively. As a result, and despite the compensation committee’s determination on October 5, 2009 that the fair value of our common stock was $2.78 per share, we have used the estimated fair value of $4.11 per share to reflect these option grants in our financial results and to recognize the appropriate compensation expense associated with these grants.

December 2009.  On December 23, 2009, we granted 254,700 options at an exercise price of $4.11 per share. As noted above, the probability of completing an IPO had been reflected in the analysis prepared by the independent valuation consultant as of September 30, 2009. The compensation committee concluded that, based on our financial performance in the fourth quarter of 2009, as well as its review of the factors cited above and the fact that there remained significant uncertainty in the financial markets and specifically the potential for completing an IPO, the fair value of our common stock as of December 23, 2009 should remain at $4.11 per share despite the passage of time since September 30, 2009.

February 2010.  On February 23, 2010, we granted 248,750 options at an exercise price of $4.77 per share. The independent valuation consultant estimated the fair value of our common stock as of December 31, 2009 to be $4.77 per share. In connection with the December 31, 2009 valuation, the independent valuation consultant again recognized the potential for our IPO in the valuation by assigning it a 50% probability. In addition to the probability ratio related to an IPO being completed, the independent valuation consultant also considered internal and external factors in estimating the fair value of our common stock as of December 31, 2009. Specifically, the independent valuation consultant noted that during the fourth quarter of 2009 the peer companies’ set had experienced share price changes ranging from a loss of approximately 24% to a gain of approximately 16%. Likewise, the independent valuation consultant noted that the S&P 500 and Nasdaq indices had experienced increases of approximately 5.5% and 6.9%, respectively, in the fourth quarter of 2009. In addition, the independent valuation consultant’s analysis reflected that our revenues and Adjusted EBITDA in the fourth quarter of 2009 were favorable as compared to budget. The board of directors and compensation committee determined that, based on our financial performance and a review of the factors cited above, as well as the fact that there continued to be significant uncertainty in the financial markets and specifically the potential for completing an IPO, the fair value of our common stock as of February 23, 2010 should remain at $4.77 per share despite the passage of time since December 31, 2009.

Results of Operations

The following table sets forth our consolidated statement of operations data for the periods presented. In the table below and throughout this discussion and analysis, consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements. The information contained in the table below should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus.

On October 7, 2008, we acquired RHG. Accordingly, the following table includes RHG’s financial data from the closing date of the acquisition. Our operating expenses in the fourth quarter of 2008 and the first and second quarters of 2009 included various transition-related expenses that we incurred following the closing of the RHG acquisition. We eliminated a majority of these redundant transition-related expenses by the beginning of the third quarter of 2009. These transition-related expenses consisted of:

•	compensation for product development, sales and marketing, and general and administrative personnel who were employed by us for a short period of time following the RHG acquisition; and

•	third-party product development expenses, such as content licensing fees, data center costs and other technology-related expenses.

	Year Ended December 31,
	2007	2008	2009
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$47,363	$69,412	$90,111

Operating expenses:
Cost of revenue	30,111	35,229	39,453
Sales and marketing	7,425	14,503	20,816
Product development	10,753	14,874	20,192
General and administrative	6,859	12,906	16,239
Depreciation and amortization	2,030	4,340	9,787

Total operating expenses	57,178	81,852	106,487

Loss from operations	(9,815)	(12,440)	(16,376)
Interest expense, net	(323)	(455)	(1,314)

Loss before provision for income taxes	(10,138)	(12,895)	(17,690)
Provision for income taxes	—	(293)	(1,331)

Net loss	$(10,138)	$(13,188)	$(19,021)

Net income (loss) per common share:
Basic	$(1.57)	$(2.01)	$(2.89)

Diluted	$(1.57)	$(2.01)	$(2.89)

Pro forma basic (unaudited)(1)			$(0.63)

Pro forma diluted (unaudited)(1)			$(0.63)

Weighted-average common shares outstanding:
Basic	6,444,696	6,559,614	6,581,793

Diluted	6,444,696	6,559,614	6,581,793

Pro forma basic (unaudited)(1)			30,229,627

Pro forma diluted (unaudited)(1)			30,229,627

(1)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

Comparison of Years Ended December 31, 2009 and 2008

Revenue

Our total revenues increased 29.8% to $90.1 million in 2009 from $69.4 million in 2008. The increase in advertising and sponsorship revenue accounted for $19.7 million, or 95.3%, of our $20.7 million overall revenue increase.

Advertising and sponsorship revenue increased 51.4% to $58.1 million in 2009 from $38.4 million in 2008. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands that advertised on the Everyday Health portfolio, as well as an increase in the advertising and sponsorship revenue per brand, when compared to the year ended December 31, 2008. The total number of brands that marketed their products and services on our portfolio in 2009 was approximately 473, or 13.7% more than the approximately 416 total number of brands that marketed their products and services on our portfolio in 2008. The advertising and sponsorship revenue per brand increased from approximately $92,000 in 2008 to approximately $123,000 in 2009, an increase of 33.7%. For the year ended December 31, 2009, no advertiser accounted for 10% or more of total advertising and sponsorship revenue. For the year ended December 31, 2008, one advertiser accounted for 10% or more of total advertising and sponsorship revenue.

Premium services revenue increased 3.2% to $32.0 million in 2009 from $31.0 million in 2008. This $1.0 million increase was primarily attributable to a $3.6 million increase in license fee revenue in connection with the RHG acquisition in October 2008, as we did not generate license fee revenue prior to such acquisition, partially offset by a $2.6 million decrease in subscription fee revenue from $29.9 million in 2008 to $27.3 million in 2009. The decrease in subscription fee revenue was primarily due to a decrease in our average paid subscribers per month to approximately 120,000 in 2009, compared to approximately 125,000 in 2008, and a lower average revenue per paid subscriber per month of $18.99 in 2009, compared to $19.95 in 2008. The decrease in our average paid subscribers per month during 2009 resulted from a reduction in subscription renewals as a result of the economic recession. The lower average revenue per paid subscriber per month during 2009 resulted from a larger portion of our subscriptions generated from billing plans with a slightly lower subscription fee.

Costs and Expenses

Cost of Revenues.  Cost of revenues increased 12.0% to $39.5 million in 2009 from $35.2 million in 2008. The $4.2 million increase in cost of revenues was primarily attributable to increased royalties to our partners of $7.0 million, due mainly to increased advertising and sponsorship revenue, partially offset by a decrease in media expense of $2.9 million from reduced marketing activities in 2009. Cost of revenues as a percentage of total revenues improved to 43.8% in 2009, compared to 50.7% in 2008.

Sales and Marketing.  Sales and marketing expense increased 43.5% to $20.8 million in 2009 from $14.5 million in 2008. The $6.3 million increase in sales and marketing expense was primarily attributable to our investment in a larger sales team to deliver advertising and sponsorship revenue growth across our portfolio of websites, including the addition of sales personnel from the RHG acquisition in October 2008, as well as increased commissions and other compensation to our sales force in connection with the increase in advertising and sponsorship revenue.

Product Development.  Product development expense increased 35.8% to $20.2 million in 2009 from $14.9 million in 2008. The $5.3 million increase in product development expense was primarily due to staffing increases in our editorial, product management and technology departments and increased third-party licensed content expenses for our portfolio of websites. In addition, hosting and other computer expenses increased in 2009 as we upgraded and expanded our computer operations, and we recognized $0.9 million of product development compensation expense in 2009 relating to the contingent earnout from the Nurture Media acquisition in May 2008.

General and Administrative.  General and administrative expense increased 25.8% to $16.2 million in 2009 from $12.9 million in 2008. This $3.3 million increase was primarily due to increases in personnel and related compensation expenses and facilities, legal and professional expenses, resulting primarily from the RHG acquisition in October 2008.

Depreciation and Amortization.  Depreciation and amortization expense increased 125.5% to $9.8 million in 2009 from $4.3 million in 2008. The $5.4 million increase in depreciation and amortization expense consisted of $1.8 million of amortization expense of intangible assets related to the RHG acquisition, $1.5 million of depreciation and amortization expense of property and equipment related to the RHG acquisition, and $2.1 million from other property and equipment additions, including capitalized product development.

Interest Expense.  Interest expense, net, increased 188.8% to $1.3 million in 2009, compared to $0.5 million in 2008. The $0.9 million increase in net interest expense was due to a $0.8 million increase in interest expense, primarily due to increased borrowings in 2009, and a $0.1 million increase in amortization and write-offs of deferred financing costs relating to our credit facility borrowings.

Income Tax Provision.  Income tax provision in 2009 totaled $1.3 million, compared to $0.3 in 2008. The $1.0 million increase in the income tax provision was primarily due to a $0.9 million increase in the deferred federal, state and local provision for income taxes related to basis differences in indefinite lived intangible assets, recorded in connection with the RHG acquisition in October 2008, that could not be offset by current year deferred tax assets.

Comparison of Years Ended December 31, 2008 and 2007

Revenue

Our total revenues increased 46.6% to $69.4 million in 2008 from $47.4 million in 2007. The increase in advertising and sponsorship revenue accounted for $18.8 million, or 85.1%, of our $22.0 million overall revenue increase.

Advertising and sponsorship revenue increased 95.7% to $38.4 million in 2008 from $19.6 million in 2007. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands that advertised on the Everyday Health portfolio, as well as an increase in the advertising and sponsorship revenue per brand when compared to the year ended December 31, 2007. The total number of brands that marketed their products and services on our portfolio in 2008 was approximately 416, or 28.8% more than the approximately 323 total number of brands that marketed their products and services on our portfolio in 2007. The advertising and sponsorship revenue per brand increased from approximately $61,000 in 2007 to approximately $92,000 in 2008. For the years ended December 31, 2008 and 2007, one advertiser accounted for 10% or more of total advertising and sponsorship revenue.

Premium services revenue increased 11.5% to $31.0 million in 2008 from $27.8 million in 2007. This $3.2 million increase was attributable to a $2.1 million increase in subscription fee revenue and a $1.1 million increase in license fee revenue in connection with the RHG acquisition in October 2008, as we did not generate license fee revenue prior to such acquisition. The increase in subscription fee revenue from $27.8 million in 2007 to $29.9 million in 2008 was primarily due to an increase in our average paid subscribers per month to approximately 125,000 in 2008, compared to approximately 121,000 in 2007, and an increase in average revenue per paid subscriber per month to $19.95 in 2008, compared to $19.11 in 2007.

Costs and Expenses

Cost of Revenues.  Cost of revenues increased 17.0% to $35.2 million in 2008 from $30.1 million in 2007. The $5.1 million increase in cost of revenues was primarily attributable to increased royalties to our partners of $5.9 million and an increase in ad serving and other costs, due mainly to increased advertising and sponsorship revenue, partially offset by a decrease in media expense of $1.3 million from reduced marketing activities in 2008. Cost of revenues as a percentage of revenue improved to 50.8% in 2008, compared to 63.6% in 2007.

Sales and Marketing.  Sales and marketing expense increased 95.3% to $14.5 million in 2008 from $7.4 million in 2007. The $7.1 million increase in sales and marketing expense was primarily attributable to our investment in a larger sales team to deliver advertising and sponsorship revenue growth across our portfolio of websites, including the addition of sales personnel from the RHG acquisition in October 2008, increased commissions and other compensation to our sales force in connection with the increase in advertising and sponsorship revenue noted above, and increased stock-based compensation expense of $0.5 million.

Product Development.  Product development expense increased 38.3% to $14.9 million in 2008 from $10.8 million in 2007. The $4.1 million increase in product development expense was primarily due to staffing increases in our editorial and product management personnel, increased third-party licensed content expenses for our portfolio of websites and increased stock-based compensation expense of $0.4 million.

General and Administrative.  General and administrative expense increased 88.2% to $12.9 million in 2008 from $6.9 million in 2007. This $6.0 million increase was primarily due to increases in personnel and related compensation expenses, including a $1.0 million increase in stock-based compensation expense.

Depreciation and Amortization.  Depreciation and amortization expense increased 113.8% to $4.3 million in 2008 from $2.0 million in 2007. The $2.3 million increase in depreciation and amortization expense consisted of $1.0 million of increased depreciation and amortization expense of property and equipment and intangible assets related to the RHG acquisition in October 2008, and $1.3 million from other property and equipment additions, including capitalized product development.

Interest Expense.  Interest expense, net, increased 40.9% to $0.5 million in 2008, compared to $0.3 million in 2007. The $0.1 million increase in net interest expense was primarily attributable to an increase in interest expense relating to our credit facility borrowings.

Income Tax Provision.  Income tax provision in 2008 totaled $0.3 million, compared to $0 in 2007. The $0.3 million deferred federal, state and local provision for income taxes related to basis differences in indefinite lived intangible assets that cannot be offset by current year deferred tax assets. There was no deferred tax provision in 2007, as the indefinite lived intangible assets giving rise to the provision were recorded in connection with the RHG acquisition in October 2008.

Seasonality and Fluctuations in Unaudited Quarterly Results of Operations

The following table presents our unaudited quarterly consolidated results of operations for the twelve quarters ended December 31, 2009. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, the consolidated statements of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:

Revenues	$9,815	$11,242	$11,960	$14,346	$14,450	$15,917	$16,373	$22,672	$18,592	$20,408	$22,493	$28,618

Operating expenses:

Cost of revenue	9,211	7,650	7,316	5,934	10,121	8,910	7,756	8,442	11,400	10,092	9,265	8,696

Sales and marketing	1,470	1,756	1,727	2,472	2,174	2,829	3,441	6,059	5,253	5,255	4,372	5,936

Product development	2,180	2,706	2,787	3,080	2,911	3,025	3,372	5,566	5,605	5,686	4,266	4,635

General and administrative	1,291	1,607	1,491	2,470	2,208	2,594	2,616	5,488	3,907	4,214	3,644	4,474

Depreciation and amortization	339	492	579	620	660	825	875	1,980	2,413	2,478	2,442	2,454

Total operating expenses	14,491	14,211	13,900	14,576	18,074	18,183	18,060	27,535	28,578	27,725	23,989	26,195

Income (loss) from operations	(4,676)	(2,969)	(1,940)	(230)	(3,624)	(2,266)	(1,687)	(4,863)	(9,986)	(7,317)	(1,496)	2,423

Interest (expense) income, net	(5)	(49)	(80)	(189)	1	(110)	(138)	(208)	(189)	(185)	(449)	(491)

Income (loss) before provision for income taxes	(4,681)	(3,018)	(2,020)	(419)	(3,623)	(2,376)	(1,825)	(5,071)	(10,175)	(7,502)	(1,945)	1,932

Provision for income taxes	—	—	—	—	—	—	—	(293)	(278)	(278)	(278)	(497)

Net income (loss)	$(4,681)	$(3,018)	$(2,020)	$(419)	$(3,623)	$(2,376)	$(1,825)	$(5,364)	$(10,453)	$(7,780)	$(2,223)	$1,435

Net income (loss) per common share:

Basic	$(0.73)	$(0.47)	$(0.31)	$(0.06)	$(0.55)	$(0.36)	$(0.28)	$(0.82)	$(1.59)	$(1.19)	$(0.34)	$0.22

Diluted	$(0.73)	$(0.47)	$(0.31)	$(0.06)	$(0.55)	$(0.36)	$(0.28)	$(0.82)	$(1.59)	$(1.19)	$(0.34)	$0.20

Weighted-average common shares outstanding:

Basic	6,401,378	6,410,099	6,431,160	6,536,722	6,550,604	6,558,900	6,564,246	6,564,654	6,564,654	6,564,654	6,580,644	6,617,235

Diluted	6,401,378	6,410,099	6,431,160	6,536,722	6,550,604	6,558,900	6,564,246	6,564,654	6,564,654	6,564,654	6,580,644	7,321,932

The following table presents certain unaudited other financial data for each of the periods indicated. For additional information, please see the discussion of Adjusted EBITDA in the “Prospectus Summary.”

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands)

Other Financial Data:

Adjusted EBITDA	$(4,225)	$(2,174)	$(1,060)	$664	$(2,463)	$(705)	$(78)	$(1,858)	$(6,730)	$(3,203)	$1,671	$5,598

Stock-based compensation expense included in:

Sales and marketing	$31	$84	$84	$77	$136	$199	$199	$278	$219	$191	$188	$217

Product development	7	20	20	17	82	121	121	168	162	141	139	106

General and administrative	74	199	197	180	283	416	414	579	462	404	398	398

Total stock-based compensation expense	$112	$303	$301	$274	$501	$736	$734	$1,025	$843	$736	$725	$721

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated. For additional information, please see the discussion of Adjusted EBITDA in the “Prospectus Summary.”

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands)

Reconciliation of Adjusted EBITDA to Net Income (Loss):

Net income (loss)	$(4,681)	$(3,018)	$(2,020)	$(419)	$(3,623)	$(2,376)	$(1,825)	$(5,364)	$(10,453)	$(7,780)	$(2,223)	$1,435

Interest (income) expense, net	5	49	80	189	(1)	110	138	208	189	185	449	491

Income tax expense	—	—	—	—	—	—	—	293	278	278	278	497

Depreciation and amortization expense	339	492	579	620	660	825	875	1,980	2,413	2,478	2,442	2,454

Stock-based compensation	112	303	301	274	501	736	734	1,025	843	736	725	721

Compensation expense related to acquisition earnout	—	—	—	—	—	—	—	—	—	900	—	—

Adjusted EBITDA	$(4,225)	$(2,174)	$(1,060)	$664	$(2,463)	$(705)	$(78)	$(1,858)	$(6,730)	$(3,203)	$1,671	$5,598

The timing of our revenues is affected by several seasonal factors. Our advertising and sponsorship revenue experiences seasonal fluctuations, primarily due to the annual budgeting process for our advertising customers. As a result, our advertising and sponsorship revenue generally is lowest in the first quarter of each calendar year and increase each consecutive quarter. In addition, we increase our marketing expenditures in the first calendar quarter to promote websites in the Everyday Health portfolio that focus on diet and fitness. As a result, our cost of revenues tends to be highest in the first quarter of each calendar year.

On October 7, 2008, we acquired RHG. Accordingly, the tables above include RHG’s financial data from the closing date of the acquisition. Our operating expenses in the fourth quarter of 2008 and the first and second quarters of 2009 included various transition-related expenses that we incurred following the closing of the RHG acquisition. These transition-related expenses consisted of:

•	compensation for product development, sales and marketing, and general and administrative personnel who were employed by us for a short period of time following the RHG acquisition; and

•	third-party product development expenses, such as content licensing fees, data center costs and other technology-related expenses.

We eliminated a majority of these redundant transition-related expenses by the beginning of the third quarter of 2009.

Liquidity and Capital Resources

At December 31, 2009, our principal sources of liquidity consisted of cash and cash equivalents of $16.4 million and accounts receivable of $22.2 million. We currently expect that our existing cash and cash equivalents, together with anticipated cash flow from operations and anticipated availability under our working capital credit facility, will be sufficient to fund our currently anticipated cash needs through at least 2010. Our liquidity could be negatively affected by a decrease in demand for our content offerings and advertising-based services, including the impact of changes in customer buying patterns or advertiser spending behavior and by other factors outside of our control, including general economic conditions, as well as the other risks to our business discussed under the caption “Risk Factors.”

Our primary sources of cash historically have been advertising and sponsorship revenue, payments for our premium services, proceeds from the issuance of convertible redeemable preferred stock and borrowings under our working capital credit facility. Since the beginning of 2003, we have issued convertible redeemable preferred stock for aggregate net proceeds of $57.2 million. As of December 31, 2009, we had $17.0 million of borrowings outstanding under our credit facility.

Our principal uses of cash historically have been to fund operating losses and to finance capital expenditures relating to purchases of property and equipment primarily to support our infrastructure and capitalized product development.

Our future capital requirements will be a function of the extent of our future operating losses and capital expenditures, which will depend on many factors, including:

•	the cost of developing new content and advertising-based services;

•	the timing and extent of market acceptance of our content offerings and advertising-based services;

•	the level of advertising and promotion required to retain and acquire our consumer audience;

•	the expansion of our sales and marketing organizations;

•	the establishment of additional offices in the U.S. and worldwide and the building of infrastructure necessary to support our growth; and

•	our relationships with our vendors and customers.

In addition, future acquisitions and licensing arrangements may increase our need for capital.

Our cash requirements going forward may require us to raise additional funds through borrowing or the issuance of additional equity or equity-linked securities. Any increase in the amount of our borrowings will result in an increase in our interest expense. Future issuance of equity or equity-linked securities will result in dilution to the holders of our common stock. In addition, if the banking system or the financial markets continue to remain volatile, our ability to raise additional debt or equity capital could be adversely affected. Additional financing may not be available on commercially reasonable terms or at all.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Net cash used in operating activities	$(10,522)	$(20,834)	$(10,218)
Net cash (used in) provided by investing activities	(6,875)	7,541	(7,850)
Net cash provided by financing activities	29,073	24,094	9,378

Net increase (decrease) in cash and cash equivalents	$11,676	$10,801	$(8,690)

Cash and cash equivalents decreased by $8.7 million to $16.4 million in the year ended December 31, 2009, compared to an increase of $10.8 million in the year ended December 31, 2008.

Cash and cash equivalents increased by $10.8 million to $25.1 million for the year ended December 31, 2008, compared to an increase of $11.7 million for the year ended December 31, 2007.

      Operating Activities

For the year ended December 31, 2009, net cash used in operating activities was $10.2 million. Net cash used in operating activities consisted of an operating loss of $19.0 million adjusted for non-cash expenses of $14.6 million, including depreciation and amortization, non-cash stock compensation expense and provision for deferred income taxes. Additionally, changes in operating assets and liabilities resulted in a use of $5.8 million of cash, which was primarily the result of declines in accounts payable and accrued expenses and increases in accounts receivable related to higher advertising revenues, offset by increases in deferred revenue primarily related to premium services billed in advance of the services being provided. Net cash used in operating activities was $10.6 million lower in the year ended December 31, 2009, compared to the year ended December 31, 2008, resulting primarily from the paying down of a significant portion of the liabilities acquired in connection with the RHG acquisition in the fourth quarter of 2008, partially offset by our higher net operating loss in 2009 compared to 2008.

For the year ended December 31, 2008, net cash used in operating activities was $20.8 million. Net cash used in operating activities consisted of an operating loss of $13.2 million adjusted for non-cash expenses of $10.7 million, including depreciation and amortization, non-cash stock compensation expense and non-cash royalty expense. Additionally, changes in operating assets and liabilities resulted in a use of cash of $18.3 million, which was primarily the result of declines in accounts payable and accrued expenses that were acquired as part of the acquisition of RHG and increases in accounts receivable resulting from higher advertising revenues. Net cash used in operating activities was $10.3 million higher in the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in cash used was primarily attributable to a higher net loss and the paying down of a significant portion of the accounts payable and accrued expenses that were acquired as part of the acquisition of RHG.

For the year ended December 31, 2007, net cash used in operating activities was $10.5 million. Net cash used in operating activities consisted of an operating loss of $10.1 million adjusted for non-cash expenses of $4.0 million, including depreciation and amortization and non-cash stock compensation expense. Additionally, changes in operating assets and liabilities resulted in a use of cash of $4.4 million, which was primarily the result of an increase in accounts payable and accrued expenses offset by increases in accounts receivable resulting from higher advertising revenues.

      Investing Activities

Our primary investing activities consisted of additions to property and equipment, including computer hardware and software and capitalized product development costs. Additionally, our investing activities included payments made to acquire businesses offset by the cash we received in the acquisition of businesses that we purchased for stock and increases in security deposits.

We used $7.9 million of net cash in investing activities during the year ended December 31, 2009, primarily for purchases of property and equipment and increases to security deposits. Net cash used in investing activities was $15.4 million higher than in the year ended December 31, 2008.

Cash provided by investing activities was $7.5 million for the year ended December 31, 2008, which was primarily due to the cash we acquired in the October 2008 acquisition of RHG offset by investments in property and equipment and the cash paid for the acquisition of Nurture Media. Net cash provided by investing activities was $14.4 million higher than the year ending December 31, 2007.

We used $6.9 million of net cash in investing activities for the year ended December 31, 2007, which was primarily for purchases of property and equipment and increases in restricted cash being held by our merchant processing bank.

Financing Activities

We generated $9.4 million of net cash from financing activities during the year ended December 31, 2009, primarily as a result of increased borrowings under our credit facilities secured in September and October of 2009, net of repayments, including the full payoff of our former credit facility.

We generated $24.1 million of net cash from financing activities during 2008. Substantially all of this cash resulted from the issuance and sale of $22.5 million, net of issuance costs, of redeemable convertible preferred stock.

We generated $29.1 million of net cash from financing activities during 2007. This cash resulted primarily from the issuance and sale of $23.2 million, net of issuance costs, of redeemable convertible preferred stock and borrowings under our credit facility.

Long-Term Debt

Square 1 Credit Facility

In September 2009, we entered into a $12.0 million credit facility with Square 1 Bank, which we refer to as the Square 1 credit facility. The Square 1 credit facility consists of: (i) a 24-month revolving credit facility, which has a borrowing base that is determined by a percentage of eligible accounts receivable, as defined in the Square 1 credit facility, which we refer to as the Square 1 revolver, and (ii) a 12-month committed line, which we refer to as the Square 1 committed line. As of December 31, 2009, we had $12.0 million outstanding under the Square 1 revolver.

The maximum amount that can be outstanding under the Square 1 revolver is $12.0 million minus the balance outstanding under the Square 1 committed line. The maximum amount that can be outstanding under the Square 1 committed line is $4.0 million, and such amount decreases to zero over the term of the Square 1 committed line. For the period from the closing date of the Square 1 credit facility through December 31, 2009, the interest rate for the Square 1 revolver was equal to the greater of 8.0% or the prime rate then in effect plus 4.75% and, subsequent to December 31, 2009, the greater of 7.5% or the prime rate then in effect plus 4.25%. For the period from the closing date of the Square 1 credit facility through December 31, 2009, the interest rate for the Square 1 committed line was equal to the greater of 9.0% or the prime rate then in effect plus 5.75% and, subsequent to December 31, 2009, the greater of 8.5% or the prime rate then in effect plus 5.25%. In addition to paying interest on the Square 1 credit facility, we pay a commitment fee of 0.75% per annum for the unutilized commitment.

The Square 1 credit facility contains financial and operational covenants with which we must comply, whether or not there are any borrowings outstanding. These financial covenants include EBITDA, liquidity and cash requirements, each as defined in the Square 1 credit facility. These operational covenants include restrictions on dispositions, mergers and acquisitions, indebtedness, investments, liens and our ability to pay dividends and make other distributions. We were in compliance with the financial and operational covenants of the Square 1 credit facility as of December 31, 2009. Both the Square 1 revolver and the Square 1 committed line are secured by a first priority security interest in substantially all of our existing and future assets.

Horizon Credit Facility

In October 2009, we entered into a $5.0 million credit facility with Compass Horizon Funding Company LLC, which we refer to as the Horizon credit facility. The Horizon credit facility consists of a $5.0 million commitment amount, which we refer to as the Horizon committed line, and has a maturity date of May 1, 2013. We received the full amount of the Horizon committed line upon the closing of the Horizon credit facility. All indebtedness incurred pursuant to the Horizon credit facility is subordinate to any indebtedness outstanding under the Square 1 credit facility.

The interest rate for the Horizon committed line is equal to 13.0% plus the amount by which the one-month LIBOR rate as of the date five days prior to the funding date of the loan as reported by the Wall Street Journal exceeds 2.76%.

The Horizon credit facility contains operational covenants with which we must comply, whether or not there are any borrowings outstanding. The operational covenants include restrictions on dispositions, mergers and acquisitions, indebtedness, investments, liens and our ability to pay dividends and make other distributions. We were in compliance with the operational covenants of the Horizon credit facility as of December 31, 2009. The Horizon committed line is secured by a subordinated security interest in substantially all of our existing and future assets.

Contractual Obligations and Commitments

The following table summarizes our principal contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Long-term debt obligations(1)	$17,000	$142	$16,858	—	—
Operating lease obligations(2)	14,648	2,649	5,108	$4,086	$2,805
Minimum guarantees under royalty agreements(3)	22,560	12,135	9,492	933	—
Purchase obligations(4)	10,559	4,331	6,228	—	—

Total	$64,767	$19,257	$37,686	$5,019	$2,805

(1)	For a description of our long-term debt obligations, see “— Long-Term Debt” above.

(2)	Operating lease obligations totaling $14.6 million do not reflect aggregate sublease rentals of $1.2 million.

(3)	Some of the minimum guaranteed payments are subject to reductions if specified performance metrics are not maintained by our partners.

(4)	Purchase obligations pertain primarily to fees for third-party content, technology and other services.

Off-Balance Sheet Arrangements

We do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, as part of our ongoing business. Accordingly, our operating results, financial condition and cash flows are not subject to off-balance sheet risks.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk.  Our interest income is primarily generated from interest earned on operating cash accounts. Our exposure to market risks related to interest expense is limited to borrowings under our credit facilities. Based on the $17.0 million of borrowings outstanding under the Square 1 revolver and the Horizon credit facility as of December 31, 2009, and the interest rates in effect on each at that date, our annual interest expense would amount to $1.6 million. A hypothetical interest rate increase of 1% on our Square 1 revolver and our Horizon credit facility would increase annual interest expense by $0.2 million. We do not enter into interest rate swaps, caps or collars or other hedging instruments.

Foreign Currency Risk.  Substantially all of our revenues and expenses are denominated in U.S. dollars and, therefore, our exposure to market risks related to fluctuations in foreign currency exchange rates is not material.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or the FASB, issued a new accounting standard that changes the accounting for revenue recognition for multiple-element arrangements, which is effective for annual periods ending after June 15, 2010. However, early adoption of this standard is permitted. In arrangements with multiple deliverables, the standard permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple-element arrangements will be allocated on the basis of the relative selling price of each deliverable. We are currently evaluating the impact of adopting the provisions of this standard.

In June 2009, the FASB issued a new accounting standard that provides for a codification of accounting standards to be the authoritative source of generally accepted accounting principles in the U.S. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. We have adopted this disclosure guidance and, accordingly, we no longer use references to U.S. GAAP accounting standards in our disclosures accompanying the consolidated financial statements. The codification does not affect our consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued a new standard, amended February 2010, which sets forth general standards of accounting for and the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We have applied the requirements of this standard, as amended, to the consolidated financial statements and related notes included elsewhere in this prospectus, which did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued a new standard that changes the accounting for all business combinations and is effective for fiscal years beginning on or after December 15, 2008. The standard provides that, upon initially obtaining control, an acquirer shall recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of the target. As a consequence, the current step acquisition model will be eliminated. Additionally, the standard changes current practice, in part, as follows: (i) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (ii) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (iii) pre-acquisition contingencies, such as those relating to legal matters, will generally have to be accounted for in purchase accounting at fair value; and (iv) in order to accrue for a restructuring plan in purchase accounting certain requirements would have to be met on the acquisition date. While the adoption of this standard did not have a material impact on our consolidated financial statements, it is likely to have a material impact on how we account for any future business combinations into which we may enter.

BUSINESS

Overview

We are a leading provider of online consumer health solutions. We provide our consumers, advertisers and partners with content and advertising-based services across a broad portfolio of websites that span the health spectrum — from lifestyle offerings in pregnancy, diet and fitness to in-depth medical content for condition prevention and management. The depth, breadth and quality of the content across the Everyday Health portfolio, including our personalized tools and community features, have enabled us to aggregate a large and growing base of engaged consumers. Our portfolio of consumer health websites and large consumer base, along with our customized solutions, provides advertisers with a compelling platform to promote their products and services in a highly-targeted and measurable manner. We also enable leading online and offline providers of consumer health content to efficiently promote their content online and to better monetize their content offering by attracting more consumers and advertisers to their websites.

We have designed the Everyday Health portfolio to provide multiple sources of reliable and highly-personalized content to satisfy the diverse needs of our consumers and advertising customers. The Everyday Health portfolio currently consists of over 25 consumer health websites, which includes websites that we operate and websites that our partners operate. The websites that we operate include websites that we own, such as www.EverydayHealth.com, www.RevolutionHealth.com, www.DailyGlow.com and www.CarePages.com, and websites that we operate with our partners, such as www.JillianMichaels.com, www.SouthBeachDiet.com and www.WhattoExpect.com. Under these partnering arrangements, we typically have the exclusive rights, subject to limited exceptions, to use and market our partners’ content online and to determine the precise methodology for monetizing the content online. We pay royalties based on the revenue generated from our operation of these websites and related services. The Everyday Health portfolio also includes websites that we do not own or operate, but that we help monetize by selling advertisements and sponsorships. These websites include a variety of consumer health websites, such as www.SparkPeople.com, www.MayoClinic.com and www.MedHelp.org.

The composition of the Everyday Health portfolio, together with our large consumer audience and customized offerings, provides national, regional and local advertisers with a platform to reach our consumer audience through a diverse set of highly-targeted solutions. These solutions include display advertising, interactive brand sponsorships, custom e-mail campaigns and lead generation products. Moreover, our extensive database of registered users and the information voluntarily provided to us by our consumers allow us to better target the audience that our advertisers are seeking to reach. We also gather a variety of data to generate detailed post-campaign reports that enable advertisers to better assess the effectiveness of their marketing expenditures. We believe this combination of targeted advertising and results-focused measurability will allow us to compete favorably in the consumer health vertical. Our advertisers consist primarily of pharmaceutical and medical device companies, manufacturers and retailers of over-the-counter products and consumer-packaged-goods and healthcare providers. We featured over 470 brands on the Everyday Health portfolio during 2009. In addition, our customers included 24 of the top 25 global companies ranked by 2008 healthcare revenue as compiled by MedAdNews and 43 of the top “100 Leading National Advertisers in 2008” as compiled by Advertising Age.

We have developed an operational approach that utilizes our editorial, sales and marketing, and technology resources across the entire Everyday Health portfolio. We believe that our expertise in developing content and interactive programs, combined with this integrated operational approach, enables us to promote our partners’ content and expand their consumer audience online. In addition, we allow content partners that have an existing online presence to leverage our advertising platform and increase their revenues by attracting more advertisers to their websites, while maintaining editorial and operational control over their products and services. We also provide a variety of e-commerce opportunities to our partners, including directly offering their offline products and services to the Everyday Health consumer audience online.

Industry Background

General.  The widespread adoption of the Internet as a preferred source for consumer information has resulted in the availability of a vast quantity of content across a disparate array of websites. Historically, consumers accessed such information through general portals, which typically have served as a gateway to the Internet and, more recently, search engines that allow consumers to search for information around topics of interest. As a result, we believe that consumers are increasingly seeking websites that are dedicated to a specific vertical content category and that can provide deeper and more tailored content offerings.

Consumer Health.  Prior to the widespread adoption of the Internet, quality consumer health information was not readily available, and consumers were forced to rely on their physicians, friends and family, and hard-to-access resources, such as medical journals, to address their health questions and concerns. The Internet has fundamentally altered the consumer health market, as more consumers use it as a convenient resource for critical information and decision-support tools. According to Manhattan Research, LLC, a healthcare marketing services firm, the number of U.S. adults looking for health information online has increased from 63.3 million in 2002 to 157.5 million by the third quarter of 2009. Manhattan Research also found that in the twelve month period prior to the third quarter of 2009, 68% of all adults in the U.S. used the Internet to obtain health information, compared to 64% of adults seeking such information from a doctor and 43% of adults seeking such information from friends or family members. As a result, the consumer health vertical, which spans lifestyle offerings in pregnancy, diet and fitness, personal care, wellness, medical content and condition management, has rapidly evolved as one of the largest and fastest growing vertical content categories on the Internet. According to comScore, as of July 2009, there were approximately 11,200 health-related websites. Furthermore, according to comScore, consumers that interact with health content online visited approximately 3.5 different health websites per month on average during 2009. We believe that consumers will continue to rely on multiple websites that are dedicated specifically to health-related content and which contain more in-depth and personalized offerings in order to satisfy their diverse consumer health needs.

We believe that the growth of the consumer health vertical will further accelerate due to current legislative and regulatory trends underway in the U.S. that seek to place a greater degree of emphasis on wellness and preventive care as a means of controlling and reducing healthcare costs.

Online Advertising.  Advertisers are increasingly migrating a greater portion of their spending online as more consumers turn to the Internet as a preferred medium for accessing information and purchasing products and services. The growth of online spending in the health and wellness category, however, has not developed as rapidly as the overall advertising market. According to a February 2010 analysis prepared on our behalf by Forrester Research, Inc., a market research firm, total online advertising represented 8.5% and 9.6% of total advertising, excluding direct mail, during 2008 and 2009, respectively. However, according to Forrester Research, total online advertising in the health and wellness category represented only 4.0% and 4.9% of total advertising in the health and wellness category in 2008 and 2009, respectively. The health and wellness category includes health products, services and insurance, prescription drugs and nutritional supplements, personal care and fitness and sports equipment. Furthermore, according to Forrester Research, total online advertising in the health and wellness category is projected to grow at a compounded annual rate of approximately 17.8% from 2009 to 2015. We believe that this projected growth, combined with our strategy of offering a portfolio of health-related websites, represents a significant opportunity for us to increase our advertising and sponsorship revenues.

Subscription-Based Premium Services.  In addition to providing consumers with free access to a variety of health information, the Internet also provides consumers with a broad range of subscription-based, premium health-related information and services. We believe that consumer demand for authoritative and differentiated content from trusted sources has contributed to, and will continue to drive, the growth of the subscription-based, premium information and services market. According to an August 2009 report by Veronis Suhler Stevenson, a private equity firm, total spending on general, paid Internet content is expected to grow from $1.6 billion in 2009 to $2.3 billion in 2013. We believe that the market for subscription-based premium consumer health information will benefit from this overall growth. In addition to paid content, the Internet has enabled the sale and delivery of a broad array of other products and services through electronic commerce, or e-commerce.

Market Opportunity

Consumers.  The content offerings in the consumer health vertical remain largely fragmented across a variety of different websites. We believe that the sheer volume of information available from disparate sources has diminished the value of such information to consumers. As a result, consumers are increasingly seeking:

•	a trusted source from which to obtain relevant and actionable information;

•	a greater variety of thorough and insightful content across the consumer health spectrum;

•	expert opinions from leading authorities;

•	access to a community of similarly situated consumers; and

•	personalized content that enables a more engaging and interactive experience.

Advertisers.  The consumer health category provides a compelling opportunity for advertisers focused on health and wellness to reach a large and growing audience of consumers. Online advertising enables these advertisers to selectively tailor their campaigns to national, regional or local markets, and to target either a broad-based or discrete demographic audience interested in specific health conditions or lifestyle issues.

We believe that the ongoing shift by advertisers of a larger portion of their expenditures online will be driven by a number of key factors, including:

•	a desire to advertise in a trusted environment that will be consistent with the advertiser’s brand value and perception;

•	the ability to leverage the unique, interactive nature of the Internet to create a more personalized and engaging interaction with the audience;

•	the availability of tools that will enable advertisers to reach a desired demographic audience at a point when the consumer is more likely to be immersed in contextually-relevant content, and therefore, more receptive to a targeted advertisement; and

•	the utilization of innovative methods for assessing and benchmarking the effectiveness of marketing dollars spent and a more precise analysis of a campaign’s return on investment.

Partners.  As more consumers and advertisers continue to migrate online, many online and offline content providers are seeking to establish or grow an online presence to create additional monetization opportunities for their core offline assets. These content providers, however, face numerous challenges in building a viable online presence, including:

•	lack of technical expertise to develop and operate an online presence;

•	significant upfront and ongoing capital expenditures and other costs associated with providing a comprehensive and up-to-date online offering;

•	difficulties and costs associated with aggregating a sufficiently large consumer audience;

•	maintaining a high service quality that will enhance the user’s experience and promote brand value; and

•	attracting advertisers.

In addition, content providers that may have the resources and ability to establish an online presence are continually seeking to further expand their audience in order to better monetize their online content and attract additional advertisers to their website.

The Everyday Health Solution

We believe our success in becoming a leading provider of online consumer health solutions has been driven by our ability to address the challenges faced by consumers, advertisers and partners. Our portfolio of over 25 websites is designed to enable:

•	consumers to readily access a variety of valuable content, interactive tools and community features across numerous health categories and empower them to better manage their health concerns;

•	advertisers to reach a desirable base of consumers in a targeted and contextually-relevant manner; and

•	partners to more effectively promote and monetize their content online.

Our key competitive advantages that we believe allow us to better address the differing needs of these three constituencies include:

•	our collection of many well-recognized content providers in the consumer health market;

•	our large and engaged audience, both across the Everyday Health portfolio and within each of our specific consumer health categories;

•	our proprietary database of information voluntarily provided to us by over 39 million consumers;

•	our ability to cross-promote the content and features of the Everyday Health portfolio; and

•	our integrated operational approach that creates significant efficiencies and economies of scale.

Benefits to Consumers

We believe that the depth, breadth and quality of the content on the Everyday Health portfolio, including our personalized tools and community features, empower consumers to better manage their everyday health concerns.

Premier Portfolio of Trusted Websites.  We have built a portfolio of websites that provide consumers with reliable and engaging content. We have enhanced the value of our content offerings by featuring expert opinions from leading authorities on specific health and wellness topics. We own and operate several health and wellness websites, including our flagship website, www.EverydayHealth.com, which features numerous leading medical and health experts. We also partner with many well-recognized consumer health content providers. For example, we are the exclusive online partner with the author of the What to Expect When You’re Expecting series of books, the best-selling pregnancy books ever published, to develop, operate and monetize www.WhattoExpect.com. We have also partnered with recognized leaders in the health, diet and fitness categories, including the author and publisher of The South Beach Diet (www.SouthBeachDiet.com), one of the best-selling diet books of all time, and Jillian Michaels (www.JillianMichaels.com), from the NBC television show, The Biggest Loser.

Engaging Content, Extensive Personalization Tools and Community Features.  Our engaging content, personalization tools and community features are critical components of our value proposition to consumers. We have dedicated significant resources to build a robust and interactive portfolio of websites that allows consumers to readily access the health and wellness content they are seeking to manage their daily lives and address specific issues and concerns. We strive to deliver our content offerings in a manner that is relevant and engaging to our consumers by:

•	providing a variety of interactive tools that enable consumers to proactively manage their health and lifestyle needs in a highly-personalized manner, including for example, enabling consumers to research symptoms or create personalized tools such as pregnancy calendars, calorie counters, meal plans and drug alerts;

•	utilizing the information that our registered users voluntarily submit to provide them with targeted content, features and tools that are intended to better meet their needs; and

•	creating a community environment that empowers consumers to share information and interact with each other.

Benefits to Advertisers

We believe that the Everyday Health portfolio provides a compelling platform for advertisers to promote their products and services.

High Quality and Trusted Platform.  We believe that advertisers, particularly large pharmaceutical and medical device companies and manufacturers of over-the-counter and consumer-packaged-goods, are highly sensitive to promoting their products and services in an environment that will not diminish the value of their brand. The Everyday Health portfolio, which features many well-recognized providers of consumer health content, provides advertisers with a trusted platform in which to promote their offerings.

Large Audience Scale.  The Everyday Health portfolio attracts a large number of unique visitors, making it attractive to advertisers in light of the highly-fragmented nature of the online consumer health market. We believe that the overall size, scale and composition of the Everyday Health portfolio, as well as the discrete categories within the portfolio that engage the audience around specific consumer health topics, provide advertisers with significant flexibility to undertake multiple advertising strategies through a single platform, whether focused on a national, regional or local audience.

Targeted and Innovative Solutions.  We believe that the Everyday Health portfolio provides advertisers with a compelling opportunity to reach consumers in a contextually-relevant environment. Our focus on customized offerings, in addition to our engaged consumer base, allows advertisers to effectively target their desired audience through highly immersive and interactive campaigns. Our extensive database of information provided by millions of registered users can facilitate marketing campaigns that are directed at specific geographic areas, demographic groups, interests, issues or user communities. Our database also allows us to offer a highly-valuable suite of marketing solutions, including targeted display advertising, interactive brand sponsorships, custom e-mail campaigns, lead generation or customer acquisition initiatives, and social networking and community features. Moreover, we provide our advertisers with detailed post-campaign reporting that allows them to measure and evaluate the effectiveness of their campaigns.

Benefits to Partners

Partnering with Everyday Health enables leading online and offline providers of consumer health content to efficiently promote and monetize their content online.

Online Expertise and Portfolio Integration.  A premier consumer health website requires timely and updated content, interactive tools and applications and robust community features. We have expertise in developing content, integrating new websites and cross-promoting our content offerings across our portfolio of websites, including any new website that we add to the Everyday Health portfolio. We believe that such cross-promotion activities, combined with our extensive user database and experience in operating and promoting websites, make us well suited to promote our partners’ content and expand their consumer audience online.

Monetization Opportunities.  As consumers become more sophisticated in their use of the Internet and the use of search engines continues to fragment the online audience, the Everyday Health portfolio provides an attractive method for our partners to promote their content and create new revenue opportunities. The Everyday Health portfolio enables our partners to benefit from the large and targeted advertising platform that we have created to increase their exposure to major advertisers, thereby increasing their revenues, without relinquishing editorial and operational control over their content offerings.

Our Strategy

Our goal is to offer the best content, tools and community features across the health spectrum, while providing a compelling platform for an increasing number of advertisers and partners seeking to engage with our large and growing consumer base. Key elements of our strategy include:

Developing New and Improved Offerings to Enhance the Consumer Experience.  We intend to continue to add new content, tools and applications to the Everyday Health portfolio that will enhance the consumer experience, attract new consumers and encourage our existing consumers to visit our websites more frequently and for longer periods. We intend to do so by:

•	adding new websites to the Everyday Health portfolio to increase the breadth of our content offerings, such as the recent launch of Daily Glow (www.DailyGlow.com), a website focused on the intersection of health and beauty;

•	developing new and innovative services that capitalize on the interactive aspects of the Internet;

•	adding a variety of tools and applications across our portfolio of websites to improve the personalization and community features;

•	developing new mobile applications, such as our recently launched pregnancy tracker for mobile access which quickly became the most popular iPhone application in the pregnancy category; and

•	focusing on search engine optimization so that consumers can more easily access our content offerings.

Seeking to Aggressively Grow Our Advertiser and Sponsorship Base.  We intend to continue to devote significant resources to further expanding our base of advertisers and sponsors. We plan to attract new brands and strengthen our existing relationships to obtain a larger percentage of our advertising customers’ total marketing spend. During 2009, a total of approximately 473 distinct brands were featured on the Everyday Health portfolio. We expect this number to significantly increase over the next several years. We intend to grow our advertising and sponsorship revenue by leveraging our new and improved offerings, hiring additional sales and marketing professionals and continuing to enhance our ability to target specific audiences and more accurately measure the effectiveness of advertising expenditures. In addition, we intend to capitalize on the opportunities presented by the growing market for local health-related advertising and sponsorships.

Continuing to Build and Enhance Awareness of the Everyday Health Brand.  We believe that promoting and creating greater awareness of the Everyday Health brand as a trusted source for timely, reliable and actionable consumer health solutions is critical to our future growth. We intend to continue to make significant investments in our brand through online and offline initiatives, including syndicating our content offerings, cross-promoting our brand through offline and online partnerships and employing a variety of public relations initiatives. Furthermore, we intend to promote our premier roster of diet, fitness and medical experts and partners through offline media channels such as television and print. We believe that promoting our brands through traditional media will enhance market awareness and brand recognition.

Acquiring Complementary Businesses.  We intend to actively seek acquisition opportunities that will enhance our ability to serve the evolving needs of our consumers and customers. We intend to focus on adding content, tools and applications that provide a richer and more personalized experience for our growing consumer base. We will also seek opportunities that will enable us to strengthen our existing brand relationships or enable us to attract new customers.

Expanding into International Markets.  We intend to expand our business into markets outside the U.S. We believe that the trends which characterize the U.S. consumer health market, including increased reliance on the Internet for health-related information and the fragmentation of content as users utilize search engines to navigate the Internet, are pervasive in a number of key international markets. In addition, many of the websites we operate are affiliated with premier offline brands that are popular abroad. For example, the What to Expect When You’re Expecting series of books are best-sellers in dozens of countries around the world. We believe that such markets provide a natural extension of our existing business model and will be an important element of our future growth.

Our Portfolio and Content

In designing and building the Everyday Health portfolio, which includes both websites we operate and those we do not, our primary objective has been to provide consumers with access to the most relevant and trusted content spanning the healthcare spectrum — from lifestyle offerings in pregnancy, diet and fitness to in-depth medical content and solutions for condition prevention and management.

The Everyday Health Portfolio

The following table lists the websites we own.

Website	Description

www.EverydayHealth.com	Everyday Health is our flagship website. It is a health information website aimed at a consumer audience and offers content created by experienced medical writers and reviewed by board certified physicians. The content and tools are intended to provide consumers with a daily focus on their health and well-being.

www.RevolutionHealth.com	A health-related website with community and social networking tools for creating social groups with shared health goals, community forums, blogs and personal profile pages.

www.CarePages.com	A social support website for families experiencing critical care events. The website is an important tool for hospitals that want to provide additional emotional support for patients and their families. The website enables friends and families to get frequent status updates on the patient and to provide words of encouragement.

www.DailyGlow.com	A website at the intersection of health and beauty focused on healthy skin and related personal care areas, such as hair care, makeup and cosmetic dentistry. This website also features content from experts in dermatology, makeup and dentistry.

The following table lists websites we operate in partnership with leading providers of consumer health content. In addition to the websites listed below, in February 2010, we signed an agreement with Suzanne Somers to develop and monetize a website based on health and wellness content created by Ms. Somers.

Website	Description

www.WhattoExpect.com	Based on the best-selling pregnancy book, What to Expect When You’re Expecting, by author Heidi Murkoff, this website contains content written by Ms. Murkoff on conception planning and pregnancy, as well as information on newborns and toddlers.

www.JillianMichaels.com	Jillian Michaels is a trainer on the popular NBC show, The Biggest Loser. Subscribers to this website get access to Ms. Michaels’ program for healthy weight loss, which includes a fitness program, menus and meal plans, videos and interactive tools.

www.SouthBeachDiet.com	Based on the best-selling diet book written by South Beach preventive cardiologist, Arthur Agatston, the South Beach Diet website contains multiple tools for managing diet and measuring weight loss.

www.DeniseAustin.com	The Denise Austin website provides customized meal and fitness plans that are targeted to help individuals meet their personal fitness goals.

www.JoyBauer.com	Based on the work of nutritional authority Joy Bauer, this website provides a variety of weight loss content and tools, including a customized meal planner and shopping list creator, customized food plan, food log, calorie and activity calculator and recipe database.

www.DukeDiet.com	The Duke Diet website, based on the work completed at the Duke Diet and Fitness Center, provides content and tools focused on weight loss, including diet, fitness, behavioral strategies and medical expertise.

www.SonomaDiet.com	Based on the best-selling diet book, The Sonoma Diet, by author Dr. Connie Guttersen, this website provides content and tools related to dieting and overall health.

www.MyOptimumHealthPlan.com	Based on the work of health advisor Dr. Andrew Weil, this website includes content and tools focused on wellness, including a health and lifestyle center, healthy aging strategies and a vitamin advisor.

www.DrLauraBerman.com	Based on the work of Dr. Laura Berman, an expert in sex education and therapy, this website contains content and tools designed to improve sex and intimacy for adults of all ages.

Website	Description

www.HealthyLivingWithEllie.com	From dietitian, author and television host Ellie Krieger, the Healthy Living with Ellie website provides content and tools designed to promote a healthier lifestyle, including diet and nutrition, fitness and wellness tips.

The Everyday Health portfolio also includes websites that we do not own or operate, but rather with whom we partner. These websites provide our consumers with a broader array of in-depth consumer health solutions and broaden the consumer audience which our advertising customers can target. The following table sets forth the principal websites with whom we have such partnering relationships:

Website	Description

www.MayoClinic.com	Produced by a team of Mayo Clinic experts, the Mayo Clinic website gives users access to the expertise and knowledge of the more than 3,300 Mayo Clinic physicians and scientists and offers health information to help users assess symptoms, understand their diagnosis and manage their health.

www.SparkPeople.com	This website offers free nutrition, health and fitness tools, support and resources designed to promote the transition to a permanent healthy lifestyle.

www.MedHelp.org	This website connects people with medical experts and others who have had similar health-related experiences. Members can also research drugs and health topics and share their knowledge with others in need.

www.Drugstore.com	This website is a leading e-commerce provider of health, beauty, vision and pharmacy products.

www.PsychCentral.com	This website was created by physicians and licensed psychologists and offers information on more than 100 mental health topics and has more than 150 support groups.

www.LocateADoc.com	This website provides a database of physicians and health content that gives prospective patients information and research tools to choose the right doctor or specialist.

www.SpineUniverse.com	This website provides information and resources for consumers and professionals interested in back and neck pain. Content is reviewed by a board of spine specialists to ensure reliability.

www.EndocrineWeb.com	This website provides patients with information about endocrine diseases, treatments and prevention.

Website	Description

www.FPNotebook.com	This website is intended to aid primary care and family practice providers in their pursuit of optimal care, well-informed patients and healthy families. The website contains content on more than 4,000 medical topics.

www.WebVet.com	This website provides pet owners with medical information, original lifestyle and human interest stories, and breaking news and general wellness information regarding animal care.

www.DietsInReview.com	This website is intended to provide constructive information and education by health professionals to inspire users to implement healthy changes, support weight loss efforts and generally live a healthier life.

Our Content

The Everyday Health portfolio incorporates high-quality content, which includes innovative tools, as well as applications and community features. Since many of our content offerings are designed to be customized and personalized to specific individuals, consumers are encouraged to register for many of our websites in order to take full advantage of their combined capabilities. Likewise, many of our websites offer consumers the opportunity to subscribe to various premium services, such as diet and fitness programs and online coaching. We believe that our focus on personalization has been critical in fostering a highly-engaged consumer base.

Our editorial staff and product and technology specialists are responsible for creating original content or licensing third-party content to support the offerings (other than user-generated content), including tools, applications and community features, that are available on the websites that we operate. Our proprietary content is created by writers, editors, designers and product specialists who create original articles, Q&As with physicians, expert columns and other relevant offerings. All medical content we create is reviewed by board-certified physicians and references the reviewing physician and the date the article was authored or updated. Our original content is supplemented by content that we license from high-quality health and medical information publishers, including Harvard Health Publications, Healthwise, HealthDay and The American Cancer Society.

We continuously seek to supplement our existing content with innovative tools and applications that take advantage of the interactive capabilities of the Internet. These tools and applications, include interactive slideshows, quizzes, health trackers, pregnancy calendars, meal planners, original videos and audio webcasts, a doctor and hospital directory, a video symptom checker and a variety of calorie tracking tools. We also offer numerous e-commerce opportunities, from online stores offering an extensive selection of health and beauty products to discrete offerings such as workout videos and equipment, books and vitamins. Lastly, we strive to integrate the latest technologies and trends into the manner in which we provide our content offerings. For example, our What To Expect iPhone application, launched in October 2009, quickly became the most popular pregnancy mobile application.

Community engagement is an increasingly popular method for people to manage their health interests and goals, as well as for advertisers to communicate with specific audiences. As a result, we offer numerous opportunities for consumers to connect through message boards, blogs, photo galleries and widgets.

The following table outlines many of our popular content offerings:

Content Offering	Description

Everyday Living Content	Original, medically reviewed content providing daily guidance for better living, including advice on living a healthier life or providing assistance in coping with a chronic condition. The content is sourced to peer-reviewed medical journals and includes interviews with experts.

Health Encyclopedia	Health condition definitions, drug information and other encyclopedic information provided by healthcare authorities like Harvard Health, Healthwise, and Multum.

Expert Q&As	Consumers’ questions are answered by approximately 50 specialists. Questions range from fitness and weight loss to more serious chronic conditions like multiple sclerosis.

Interactive and Video Based Diagnostics	Series of algorithmic based intake exams designed to help a consumer to learn what illness or health issue might be causing a particular symptom or to generate an evaluation of a consumer’s health status.

Health Trackers	A health tool that allows consumers to input health data and then generates a graphical record of the consumer’s results over time. For example, diabetics can use a glucose tracker, and consumers interested in weight loss can track pounds lost over time.

Interactive Slideshows	Health content created by our editors that is presented in a sequenced, visual format where the consumer clicks to advance each panel to learn more.

Groups and Goals	Tool that allows consumers to form virtual communities based on shared health goals.

Pregnancy Calendar	Tool that provides week-by-week information on fetal development and changes to the woman’s body as the pregnancy progresses. This tool provides content related to each week of a pregnancy.

My Everyday Health	Personalized health profile that allows the consumer to create a customized news feed, easily track calorie intake and calorie burn, and send messages privately to family, friends and other Everyday Health members.

Original Video	Health videos that focus on patients who are coping with and overcoming the limitations of chronic conditions.

Content Offering	Description

Original Audio Webcasts	Recorded audio programs containing interviews with leading medical researchers who specialize in chronic conditions and answer questions from consumers.

Doctor and Hospital Directory	Directory that contains names, addresses and practice information for more than 700,000 physicians and allied health professionals and more than 6,000 hospitals. The directory also contains information on quality measures, such as board certification status of physicians and mortality data for hospitals.

Video Symptom Checker	Interactive symptom triage tool featuring a board certified emergency room physician who, through a series of recorded video segments, questions consumers about medical history and presentation of symptoms. The tool provides care recommendations and action plans.

My Calorie Counter	Suite of calorie and nutrition tools that provide consumers with the ability to easily track food and nutrient intake and calorie burn based on a database of over 35,000 commonly consumed foods.

Meal Planner	Tool that provides a week’s worth of healthy menus for breakfast, lunch and dinner. Tool provides nutrient and calorie information and can be adjusted to accommodate special diets, dietary restrictions and favorite foods.

Healthy Recipes	Thousands of recipes across a variety of categories, including low fat, diabetes friendly, low carb, low calorie, low sodium, and gluten free. Recipes are provided by well known publishers such as Eating Well and Diabetic Living magazines.

Ask A Pharmacist	Interactive tool in which licensed pharmacists answer individual questions submitted by users regarding prescription and over-the-counter medications.

Advertising and Sponsorship Sales

Our advertising customers consist primarily of pharmaceutical and medical device companies, manufacturers and retailers of over-the-counter products and consumer-packaged-goods and healthcare providers, such as hospitals, dentists and doctors. Our 2009 customers included 24 of the top 25 global companies ranked by 2008 healthcare revenue as compiled by MedAdNews. In addition, our 2009 customers included 43 of the top “100 Leading National Advertisers in 2008” as compiled by Advertising Age. Many of our advertising customers promote a variety of different brands and products on the Everyday Health portfolio.

We sell our advertising-based services primarily through our direct sales force, which comprises approximately 80 people, including direct sales representatives, customer service and sales operations personnel and research specialists. Our sales personnel, which are located in New York City and other major U.S. cities, maintain direct relationships with our customers and their advertising agencies to develop timely and innovative ways to market their products and services to targeted groups of consumers. Our extensive database of registered consumers also enables us to provide detailed research and post-campaign reporting to measure the effectiveness of our customers’ marketing efforts.

We offer our advertisers innovative marketing solutions, using the extensive database of information provided by our millions of registered consumers, including:

•	targeted banner display advertisements on the Everyday Health portfolio and in our newsletters;

•	interactive brand sponsorships, which consist of custom-created marketing programs featuring content, tools and other programs;

•	sponsorship of targeted stand-alone e-mails to consumers who have opted to receive such e-mails, which we refer to as opt-in consumers;

•	customer acquisition, or lead generation, campaigns designed to deliver qualified consumers through the registration process; and

•	opportunities for connecting advertisers to consumers through interactive social networking communities.

We expect that our ability to provide our advertising customers with targeted solutions across a large and contextually immersed audience, together with result-focused tools that can measure a customer’s return on investment, will enable us to grow and strengthen our customer relationships, while competing favorably against online and offline publishers in the health category.

As of December 31, 2009, one advertising agency accounted for approximately 13% of our accounts receivable.

Marketing

Our marketing efforts are focused on the following objectives:

•	increasing traffic to the websites we operate in the Everyday Health portfolio; and

•	recruiting consumers to register with or subscribe to our websites and subscription-based premium services.

We utilize a variety of marketing programs across different media channels to achieve these objectives. Our marketing programs include:

•	online display advertising;

•	paid search advertising;

•	e-mail advertising; and

•	television, print and radio advertising.

Our in-house marketing and design teams create our marketing campaigns and programs, which are then implemented by our technical and operations personnel and by third-party service providers. We actively and continuously manage our media mix to maximize the efficiency of our marketing investment. Our marketing personnel also focus directly on improving search engine optimization for the websites we operate. Search engine optimization is the process of improving the volume or quality of traffic to a specific website from search engines through unpaid search results, which is otherwise commonly referred to as natural or organic search traffic. Improving the natural search traffic to the websites we operate will allow us to be more efficient with the marketing dollars we deploy to increase traffic across the Everyday Health portfolio.

We operate a dedicated customer service center in North Adams, Massachusetts to support the sale of the premium services we offer to consumers. Our customer service personnel closely monitor offer mix and durations, payment processing, cancellation reasons and overall customer satisfaction. Our customer service department provides us with timely insights on health-related consumer trends, and we use this information to launch new websites, content and service offerings.

Competition

We face competition for consumers and advertising customers from a variety of online and offline companies, government agencies and other organizations that provide content, tools and applications to consumers interested in health-related information. Our ability to compete successfully against these entities depends on many factors, including:

•	the quality, timeliness and reliability of our content offerings;

•	the effectiveness of our sales and marketing efforts;

•	our ability to keep pace with technological advances and trends; and

•	the brand recognition of Everyday Health and the websites in our portfolio.

There are many online entities that provide health, diet, fitness and wellness content directed at consumers. Our Internet-based competition includes:

•	websites that provide online health or medical information, such as www.webmd.com;

•	websites that offer specific diet or fitness programs, such as www.weightwatchers.com, or that focus on a specific medical condition, such as www.dlife.com for diabetes;

•	broad-based public portals that offer health-related content, such as www.aol.com and www.yahoo.com; and

•	non-profit and governmental websites that provide health and wellness information, such as www.fda.gov, www.cdc.gov and www.health.nih.gov.

In addition, we face competition from advertising networks that aggregate traffic from multiple online websites or target advertisements to health-related consumers, such as www.advertising.com or www.valueclick.com.

We also face competition from a number of companies that provide consumer health content through traditional offline media. These competitors include magazine and book publishers, such as Time Warner Inc. and Rodale Inc., and distributors of television and video programming, such as Discovery.

Some of our competitors have significantly greater market presence, longer operating histories, stronger brand recognition, larger customer bases and greater financial, technical, editorial, sales and marketing resources than we have. Our current or future competitors may develop products and services comparable or superior to those developed by us or adapt more quickly to new technologies or evolving industry trends. In addition, if any of our competitors were to merge or partner with each other, the change in the competitive landscape could adversely affect our customer relationships and competitive position. Since there are no substantial barriers to entry into the markets in which we participate, we expect competition to increase in the future.

Technology

Our technology infrastructure provides for continuous availability of our content offerings and advertising-based services. Currently, our websites are hosted on infrastructure located in four third-party data centers: one data center in each of Carlstadt, New Jersey and Ashburn, Virginia and two data centers in New York, New York. During 2010, we expect to consolidate our entire operation to the data centers located in New Jersey and Virginia. Our operations are dependent in part on our ability, and that of our hosting providers, to maintain our computer and telecommunications systems in effective working order and to protect our systems against damage from fire, theft, natural disaster, power loss, telecommunications failure, hacker attacks, computer viruses and other events beyond our control. We back up our data using a combination of electronic vaulting and tape storage to offsite storage facilities on a daily basis, operate intrusion detection systems and perform regular log reviews for malicious activity.

Our systems are designed to have no single point of failure, other than the data centers themselves, and have redundancy at the network, power, firewall, load balancer, application server, database and storage levels. We maintain operational flexibility, which allows us to allocate resources to or from applications based on demand. We continually add and refine functionality for our portfolio of websites, ensuring that each modification is carefully tested and deployed before being moved into production by following a strict change management process. We have access to bandwidth on demand and additional physical capacity in all of our data centers to react to increased volume on our websites. We monitor systems continuously using automated tools and services. Emergency response teams provide full time coverage to respond to any issues affecting user functionality or performance.

We employ several layers of security, including encryption, secure transmission protocols and strict access controls, to ensure privacy, integrity and availability of our data. We utilize additional levels of security for e-commerce transactions, specifically when credit-card processing is required, including background checks of relevant employees and regular third-party security scans. We have contracted with an outside party to independently monitor our websites, focusing on the e-commerce sections and ensuring that our websites are in compliance with appropriate industry security requirements for e-commerce data.

The key components of our software have primarily been designed, developed and deployed by our internal technology group. However, we also license database management software, outsource video delivery for our websites and otherwise use external sources for technological purposes when appropriate. We select external technology partners according to stability, reputation, performance and proven service levels.

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, trademarks, copyrights and patents, as well as contractual restrictions. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information. In addition, we have registered various domain names, including www.EverydayHealth.com, www.RevolutionHealth.com, www.CarePages.com and www.DailyGlow.com, which are critical to the operation of our business and the websites in the Everyday Health portfolio. However, not all of our intellectual property is protected by registered copyrights or other registered intellectual property or statutory rights. For example, certain of our content is protected by user agreements that limit access to and use of such content. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our content offerings may be more difficult to enforce than other forms of intellectual property rights. We cannot be certain that the steps we have taken to protect our technology and intellectual property will be adequate.

In addition to the technology and intellectual property that we own, we also license key health-related content and tools from third parties that we distribute on the websites that we operate. For example, we license health-related content from Harvard Health Publications, Healthwise, HealthDay and The American Cancer Society, among others. We also license software and technology products that are important to our ability to manage and deliver content and market and sell our products and services. We cannot be certain that we will continue to have access to our third-party licenses on commercially reasonable terms. Furthermore, because we license a significant amount of content from third parties, we may be exposed to copyright or other intellectual property infringement actions regarding the origin and ownership of that content as a result of the actions of third parties that are not under our control.

Our ability to operate some of our websites is governed by licensing agreements with the owners of the offline brands and associated content, including Heidi Murkoff, author of the best-selling book What to Expect When You’re Expecting, Jillian Michaels, Joy Bauer, Denise Austin and Arthur Agatston, author of the best-selling book The South Beach Diet, among others. These licensing agreements provide us with the exclusive rights, subject to limited exceptions, to use and market the brand and associated content online, as well as to determine the precise methods for monetizing the content online. In exchange for these rights, our partners receive specified royalties based on the revenue generated from our operation of the applicable website and related services, such as e-mail newsletters and product sales. These licensing agreements are structured as long-term contracts, most of which have initial five year terms. Certain of these contracts have varying renewal provisions.

Letter Agreement with Empowered Media, LLC

On November 7, 2005, we entered into a letter agreement with J.M. Athletics, LLC (subsequently assigned by J.M. Athletics, LLC to Empowered Media, LLC) in connection with our license of certain proprietary content, including content from Jillian Michaels’ book Winning By Losing. Under the agreement, we were granted, subject to certain limitations, a worldwide license to use, distribute, display, publicly perform, reproduce, develop, modify, adapt, prepare derivative works, translate, market and sell the applicable content as part of the website www.JillianMichaels.com and related newsletter. In turn, we agreed to develop, produce, publish, market, and exploit the applicable content and host, operate and maintain the website at our sole expense and to pay certain royalties on revenue generated from advertising, sales, subscription fees and product sales generated from the website and related newsletter. This letter agreement terminates in May 2011, but we have the exclusive option to extend the term until May 2016. Revenues generated pursuant to this letter agreement represented more than 10% of our total revenues for the year ended December 31, 2009.

Letter Agreement with SBD/Waterfront Media Limited Partnership

On February 12, 2008, we entered into a letter agreement with SBD/Waterfront Media Limited Partnership in connection with our license of certain proprietary content, including content from Dr. Arthur Agatston’s The South Beach Diet. Under the agreement, we were granted, subject to certain limitations, a worldwide license to reproduce, develop, distribute, publicly perform, publicly display, translate into all languages, modify and adapt the applicable content on the Internet. In turn, we agreed to develop, market, distribute and exploit the applicable content on the website www.SouthBeachDiet.com at our sole expense and to pay royalties on revenue generated from advertising, sales and subscription fees generated from the website and related newsletter. This letter agreement terminates in May 2013. Revenues generated pursuant to this letter agreement represented more than 10% of our total revenues for the year ended December 31, 2009.

Industry Standards and Government Regulation

This section describes the key laws, regulations and industry standards that affect our business. Some of the aspects described below, such as those surrounding consumer protection, affect us directly. Other aspects do not apply to us directly, but may have a significant effect on the way our partners and customers can operate. The regulatory landscapes in which we operate, particularly in the areas of privacy, advertising and healthcare, are often complex and relatively new. As such, they are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation. We cannot be certain that our efforts to comply with these laws and regulations will be deemed sufficient by the relevant governmental authorities. In addition, the use of consumer information, online behavioral advertising and healthcare are areas on which the public, legislators and regulators are currently focused. It is possible that the laws, regulations and industry standards that affect our business will change in the future. We are not able to predict the effect that future changes will have on our business.

Consumer Protection

Our business is subject to federal and state consumer protection laws that regulate unfair and deceptive practices. The laws that most directly affect our business are those related to the use and protection of consumer information and those related to advertising and marketing.

Privacy.  Our collection, storage and sharing of information regarding consumers, including visitors to our websites, is governed by various U.S. federal and state laws, regulations and standards. Enforcement by regulators requires us to provide consumers with notice, choice, security and access with respect to such information. The standards are subject to interpretation by courts and other governmental authorities. We believe that we are in compliance with the consumer protection standards that apply to our websites. However, because our services are accessible worldwide, and we facilitate sales of goods to users worldwide, foreign jurisdictions may claim that we are required to comply with their laws. A determination by a governmental agency, court or other governmental authority that any of our practices do not meet local standards could result in liability and adversely affect our business. These actions may include those related to U.S. federal and state legislation or European Union or other foreign directives limiting the ability of companies like ours to collect, receive, share and use information regarding Internet users.

Online Behavioral Advertising.  Legislators and the press are currently scrutinizing online behavioral advertising. Online behavioral advertising is the practice of delivering and targeting advertisements to a consumer based upon his or her online behaviors. In the last year, members of Congress have suggested introducing legislation to restrict aspects of behavioral advertising. In February 2009, the Federal Trade Commission, or FTC, published Self Regulatory Principles for Online Behavioral Advertising. In July 2009, a cross-industry group, which includes trade associations for online publishers, advertisers and advertising agencies, created a set of self-regulatory principles for online behavioral advertising. We intend to comply with both sets of guidelines.

Data Protection Regulation.  Recent data breaches resulting in improper dissemination of consumer information have prompted many states to pass laws regulating the actions that a business must take if it experiences a data breach. Compromised companies must promptly disclose breaches to customers, however, these laws are limited to electronic data and make exemptions for smaller breaches or data that is protected pursuant to specified security standards like encryption. Congress has also contemplated similar federal legislation relating to data breaches. In the past, the FTC has prosecuted some data breach cases as unfair and deceptive acts or practices under the FTC Act. We intend to continue to comprehensively protect all consumer data and to comply with all applicable laws regarding the protection of this data. In addition, to the extent foreign users elect to use our services or voluntarily provide us with information about themselves, foreign regulators or data protection authorities may seek to limit our ability to collect, receive, share and use information regarding Internet users residing in their jurisdictions. Inquiries or proceedings involving foreign data protection authorities may be expensive or time consuming, and their outcome is uncertain.

CAN-SPAM Act.  The CAN-SPAM Act regulates commercial e-mails, provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of e-mail messages that are intended to deceive the recipient as to source or content. Under the CAN-SPAM Act, senders of commercial e-mails and other persons who initiate such e-mails are required to ensure that those e-mails do not contain false or misleading transmission information. Recipients must be furnished with an electronic method of informing the sender of the recipient’s decision to not receive further commercial e-mails. In addition, the e-mail must include a postal address of the sender and notice that the e-mail is an advertisement. We are applying the CAN-SPAM requirements to our e-mail communications, and believe that our practices comply with the requirements of the CAN-SPAM Act. An action alleging our failure to comply with CAN-SPAM and the adverse publicity associated with any such action could result in less consumer participation and lead to reduced revenues from advertisers.

COPPA.  The Children’s Online Privacy Protection Act, or COPPA, applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Our websites are not directed at children under the age of 13, and our registration process utilizes age screening in order to prevent the under-age registrations. We believe that we are in compliance with COPPA. COPPA, however, is a relatively new law, can be applied broadly and is subject to interpretation by courts and other governmental authorities. The failure to accurately anticipate the application, interpretation, or legislative expansion of this law could create liability for us, result in adverse publicity and negatively affect our business.

Marketing.  Our marketing efforts include, among other things, the use of promotional e-mail to our existing consumers, and search and display advertising on numerous third-party websites and television. These marketing efforts are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. Any changes in the laws, regulations and industry standards associated with the advertising of health, diet and fitness information may reduce our revenues or increase our costs. In October 2009, the FTC published Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Guides. Under the Guides, advertisements that feature a consumer and convey his or her experience with a product or service as typical when that is not the case will be required to clearly disclose the results that consumers can generally expect to receive from the advertised product or service. Accordingly, advertisers will no longer be able to rely upon general typicality language, such as, “results may vary.” While we do not believe the Guides will negatively affect our business, we cannot predict how the FTC will interpret or enforce the Guides.

Regulation of Contests and Sweepstakes.  In order to promote our websites or features, we conduct contests and sweepstakes from time to time. Some state prize, gift or sweepstakes statutes may apply to these promotions. We believe that we are in compliance with all applicable laws and regulations when we run these promotions.

Healthcare-Related Regulation

Regulation of Drug and Medical Device Advertising and Promotion.  The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials prepared by, or for, pharmaceutical or medical device companies, including direct-to-consumer, or DTC, prescription drug and medical device advertising. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising. Regulated companies must limit advertising and promotional materials to discussions of FDA-approved uses and claims, with limited exceptions. For instance, regulated companies may disseminate non-promotional journal articles containing scientific information that discusses product uses or claims not yet approved by the FDA, provided that such disseminations are made in accordance with criteria established by the FDA.

Information on our websites that promotes the use of pharmaceutical products or medical devices is subject to FDA and FTC requirements, and information regarding other products and services is subject to FTC requirements. If the FDA or the FTC finds that any information on our websites are in violation, they may take regulatory or judicial action against us, the advertiser or sponsor of that information. State attorneys general may also take similar action based on their states’ consumer protection statutes. Areas of our websites that could be the primary focus of regulators include pages and programs that discuss use of an FDA-regulated product or that the regulators believe may lack editorial independence from the influence of sponsoring pharmaceutical or medical device companies. The FDA and the FTC place the principal burden of compliance with advertising and promotional regulations on advertisers and sponsors to make truthful, substantiated claims.

The Federal Food, Drug, and Cosmetic Act, or FDC Act, requires that prescription drugs, including biological products, be approved by the FDA prior to marketing. It is a violation of the FDC Act and of FDA regulations to market, advertise or otherwise commercialize such products prior to approval. The FDA allows for preapproval exchange of scientific information, provided it is non-promotional in nature and does not draw explicit or implied conclusions regarding the ultimate safety or effectiveness of the unapproved drug. Upon approval, the FDA’s regulatory authority extends to the labeling and advertising of prescription drugs offered in interstate commerce. Such products may be promoted and advertised only for uses reviewed and approved by the FDA. In addition, the labeling and advertising can be neither false nor misleading, and must present all material information, including potential risks, in a clear, conspicuous and neutral manner. There are also requirements for specified information to be part of labeling and advertising. Labeling and advertising that violate these legal standards are subject to FDA enforcement action.

The FDA also regulates the safety, effectiveness, and labeling of over-the-counter, or OTC, drugs under the FDC Act either through specific product approvals or through regulations that define approved claims for specific categories of such products. The FTC regulates the advertising of OTC drugs under the section of the Federal Trade Commission Act that prohibits unfair or deceptive trade practices. The FDA and FTC regulatory framework requires that OTC drugs be formulated and labeled in accordance with FDA approvals or regulations and promoted in a manner that is truthful, adequately substantiated, and consistent with the labeled uses. OTC drugs that do not meet these requirements are subject to FDA or FTC enforcement action depending on the nature of the violation. In addition, state attorneys general may bring enforcement actions for alleged unfair or deceptive advertising.

There are several administrative, civil and criminal sanctions available to the FDA for violations of the FDC Act or FDA regulations as they relate to labeling and advertising. Administrative sanctions may include a written request that certain advertising or promotion cease and/or that corrective action be taken, such as requiring a company to provide to healthcare providers and/or consumers information to correct misinformation previously conveyed. In addition, the FDA may use publicity, such as press releases, to warn the public about false and misleading information concerning a drug or medical device product. More serious civil sanctions include seizures, injunctions, fines and consent decrees. Such measures could prevent a company from introducing or maintaining its product in the marketplace. Criminal penalties for severe violations can result in a prison term and/or substantial fines. State attorneys general have similar investigative tools and sanctions available to them.

Any increase in FDA regulation of the Internet or other media used for the Internet advertisements of prescription drugs could make it more difficult for us to obtain advertising and sponsorship revenue. Companies may now advertise prescription drugs to consumers in any medium, provided that they satisfy FDA requirements. However, legislators, physician groups and others have criticized the FDA’s current policies, and have called for restrictions on advertising of prescription drugs to consumers and increased FDA enforcement. These critics point both to public health concerns and to the laws of many other countries that make DTC advertising of prescription drugs a criminal offense. Congress and the FDA have shown interest in these issues, as well, and there is a possibility that Congress, the FDA or the FTC may alter present policies on DTC advertising of prescription drugs or medical devices in a material way.

To date, the FDA has not promulgated any discrete guidance or guidelines for DTC advertising of prescription drugs or medical devices. However, in November 2009, the FDA convened a two-day public meeting to solicit feedback on the “Promotion of FDA-Regulated Medical Products Using the Internet and Social Media Tools.” In addition, the FDA has asked for further public comment on this subject, and the public docket is open until February 28, 2010. It is not clear what, if any, steps the FDA will take in response to the public meeting or the submission of public comments.

Industry trade groups, such as the Pharmaceuticals Research and Manufacturers of America, or PhRMA, have implemented voluntary guidelines for DTC advertising in response to public concerns. The PhRMA Guiding Principles for Direct to Consumer Advertisement of Prescription Medicines, referred to as the PhRMA Guidelines, which originally went into effect in January 2006, have recently been revised with an effective date of March 2, 2009. The PhRMA Guidelines address various aspects of DTC advertising, including: balancing presentation of benefits and risks; the timing of DTC campaigns, including allowing for a period for education of healthcare professionals prior to launching a branded DTC campaign; use of healthcare professionals and celebrities in DTC advertisements; and timing and placement of advertisements with adult-oriented content.

HIPAA Privacy Standards and Security Standards.  The privacy and security of information about the past, present, or future physical or mental health or condition of an individual is a major issue in the U.S., because of heightened privacy concerns and the potential for significant consumer harm from the misuse of such sensitive data. We have procedures and technology in place intended to safeguard the information we receive from users of our services from unauthorized access or use.

The Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the Health Information for Economic and Clinical Health Act of 2009, or HITECH, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA’s privacy and security standards also directly applicable to covered entities’ business associates. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

We have contractual arrangements with some HIPAA covered entities to make our CarePages social support website service available to patients and their friends and families. As part of those arrangements, we do not receive, process, or store any information from the covered entities about a patient. Instead, we only receive and store information from our users. Accordingly, we believe that we do not receive protected health information on behalf of these covered entities, and are not required to comply with HIPAA or HITECH. However, we have signed business associate agreements with certain covered entities who offer our CarePages service to their patients and their families and friends. If, in spite of the lack of access to and processing of individually identifiable health information on behalf of covered entities, we are subject to the requirements of HIPAA or HITECH and our data practices do not comply with such requirements, we may be directly subject to liability under HIPAA or HITECH. In addition, if our security practices do not comply with our contractual obligations, we may be subject to liability for breach of those obligations. Any liability from a failure to comply with the requirements of HIPAA or HITECH, to the extent such requirements are deemed to apply to our operations, or contractual obligations, could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. In addition, we are unable to predict what changes to the Privacy Standards and Security Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations.

Licensed Professional Regulation.  The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine, which is referred to as the prohibition against the corporate practice of medicine. Similar state prohibitions may exist with respect to other licensed professions. We do not believe that we engage in the practice of medicine or any other licensed healthcare profession, and we have attempted to structure our websites, tools, partner relationships and other operations to avoid violating these state licensing and professional practice laws. We do not believe that we provide professional medical advice, diagnosis, treatment, or other advice that is tailored in such a way as to implicate state licensing or professional practice laws. We employ and contract with physicians, nutritionists and fitness instructors who provide only medical, nutrition and fitness information to consumers, and we have no intention to provide medical care or advice or otherwise engage in the practice of a licensed profession. A state, however, may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and have acted improperly as a healthcare provider may result in liability to us.

Anti-Kickback Laws.  There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare program’s anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. In 2002, the Office of the Inspector General of the U.S. Department of Health and Human Services, the federal government agency responsible for interpreting the federal anti-kickback law, issued an advisory opinion that concluded that the sale of advertising and sponsorships to healthcare providers and vendors by web-based information services implicates the federal anti-kickback law. However, the advisory opinion suggests that enforcement action will not result if the fees paid represent fair market value for the advertising or sponsorship arrangements, the fees do not vary based on the volume or value of business generated by the advertising, and the advertising and sponsorship relationships are clearly identified as such to users. We carefully review our practices to ensure that we comply with all applicable laws. However, the laws in this area are broad and we may not be able to determine how the laws will be applied to our business practices. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to liability and require us to change or terminate some portions of our business.

Employees

As of March 31, 2010, we had approximately 350 employees. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We have not experienced an employment-related work stoppage and consider relations with our employees to be good.

Facilities

Our corporate headquarters are currently located in a facility encompassing approximately 28,000 square feet of office space in a building at 45 Main Street in Brooklyn, New York. Our lease at 45 Main Street expires in April 2010.

We have entered into a sublease agreement for approximately 36,000 square feet of office space at 345 Hudson Street in New York, New York, where we intend to move our corporate headquarters in the second quarter of 2010. The terms of the sublease at 345 Hudson Street extend through October 2013, at which time a direct lease with the building owner for the same location commences and extends through October 2018. Separately, we signed a direct lease with the building owner for additional office space of approximately 5,400 square feet at the same location, which extends through October 2018.

We also lease office space in North Adams, Massachusetts, Washington, DC, and Mumbai, India.

We believe that our current and planned facilities are generally in good operating condition and are sufficient to meet our needs for the foreseeable future.

Legal Proceedings

We are not currently subject to any material litigation or other legal proceeding.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages as of March 31, 2010, are set forth below:

Name	Age	Position(s)

Benjamin Wolin	35	Chief Executive Officer and Director
Michael Keriakos	34	President and Director
Brian Cooper	45	Executive Vice President and Chief Financial Officer
Gregory Jackson	40	Executive Vice President, Marketing & Sales Operations
David Perlman	57	Executive Vice President and Chief Technical Officer
Alan Shapiro	41	Executive Vice President and General Counsel
Scott Wolf	55	Executive Vice President, Sales
Marjorie L. Martin	50	Senior Vice President and General Manager
Douglas McCormick	60	Chairman of the Board
D. Jarrett Collins	48	Director
Donn Davis	47	Director
Dana L. Evan	50	Director
David Golden	51	Director
Habib Kairouz	43	Director
William Bo S. Peabody	38	Director
Sharon Wienbar	48	Director

Benjamin Wolin is our co-founder and has served as our Chief Executive Officer and a member of our board of directors since our inception in January 2002. From September 1999 until December 2001, Mr. Wolin served as Vice President of Production and Technology for Beliefnet, Inc., an online provider of religious and spiritual information. Previously, Mr. Wolin served as Web Producer for Tribune Interactive, Inc., a multimedia corporation, and held several consulting positions with interactive companies. Mr. Wolin serves on the board of directors of a number of privately-held companies. Mr. Wolin received a B.A. in History from Bowdoin College. As a co-founder of our company and our Chief Executive Officer, Mr. Wolin brings expertise and knowledge regarding our business and operations to our board of directors. Mr. Wolin also brings to our board of directors his prior experience in operations and technology in the interactive media industry.

Michael Keriakos is our co-founder and has served as a member of our board of directors since our inception in January 2002. Since October 2006, Mr. Keriakos has served as our President. From January 2002 until October 2006, he served as our Executive Vice President of Sales, Marketing and Business Development. From January 2001 until January 2002, Mr. Keriakos served as the Director of Sponsorships at Beliefnet, Inc. From October 1999 until December 2000, Mr. Keriakos served as Director of Sponsorships at iVillage Inc., a media company focused on female-oriented online and offline content. Mr. Keriakos served as the Director of Business Development and Membership Acquisition for FamilyPoint, Inc., an online meeting center tailored for individual families and friend groups, from May 1999 until October 1999, when it was acquired by iVillage Inc. From January 1999 until May 1999, Mr. Keriakos served as Customer Business Development Manager for The Procter & Gamble Company, a consumer goods manufacturer. Mr. Keriakos received a Bachelor’s degree in Business Administration from Wilfrid Laurier University in Canada. As a co-founder of our company and our President, Mr. Keriakos brings expertise and knowledge regarding our business and operations to our board of directors. Mr. Keriakos also brings to our board of directors his prior experience in online advertising sales and business development.

Brian Cooper has served as our Executive Vice President and Chief Financial Officer since April 2008. From September 2003 until April 2008, Mr. Cooper served as our Senior Vice President and Chief Financial Officer. From June 2000 until August 2003, Mr. Cooper was Chief Financial Officer of AdOne LLC, a joint venture of leading media companies. From April 1999 until June 2000, Mr. Cooper served as an Audit Partner in the Information, Communications and Entertainment practice of KPMG LLP, an independent registered public accounting firm. From September 1996 until April 1999, Mr. Cooper served as a Senior Manager in the Media and Entertainment practice of Ernst & Young LLP, an independent registered public accounting firm. From August 1988 until September 1996, Mr. Cooper served as Vice President of Finance of Interfilm, Inc., a producer and distributer of live action video games. From July 1986 until August 1988, Mr. Cooper served as a member of the Entrepreneurial Services Group of Ernst & Young LLP. Mr. Cooper is a Certified Public Accountant, received a B.S. in Business Administration from American University and graduated from the Executive Development Program at the Wharton School of the University of Pennsylvania.

Gregory Jackson has served as our Executive Vice President of Marketing and Sales Operations since November 2008. From July 2006 until October 2008, Mr. Jackson served as our Senior Vice President of Marketing. From May 2006 until July 2006, Mr. Jackson served as President of Direct Response Consulting of Direct Results, LLC, a marketing consulting firm. From October 2005 until May 2006, Mr. Jackson served as President and Chief Marketing Officer of Fathead, Inc., a marketer of licensed sports merchandise. From March 2003 until October 2005, Mr. Jackson worked at GoodTimes Entertainment, Ltd., a media and home video company, where he most recently served as Executive Vice President of Online Marketing and Operations. From April 1994 until March 2003, Mr. Jackson worked at The Columbia House Company, a direct seller of music and movie products, where he most recently served as Vice President and General Manager. Mr. Jackson received a B.S. in Information Systems from Boston University and an M.B.A. in Marketing from Rutgers University.

David Perlman has served as our Executive Vice President and Chief Technical Officer since August 2009. From November 2007 until August 2009, Mr. Perlman served as our Senior Vice President and Chief Technical Officer. From September 2007 until November 2007, Mr. Perlman served as our interim Chief Technical Officer. From March 2007 until September 2007, Mr. Perlman served as a consultant at various companies, including Gomez, Inc., a website monitoring service company; ROAM Data, Inc., a wireless payment solution provider; and Unica Corporation, a computer-based marketing services provider. From April 2004 until July 2006, Mr. Perlman held a variety of technology-related positions at WebMD Health Corp., a provider of health-related news and information, including most recently as Lead Consultant for Mergers and Acquisitions. Previously, Mr. Perlman worked in a variety of technology-related positions at 24/7 Real Media, Inc., a provider of Internet strategic marketing services; Infinium ASP, an application service provider; Raging Bull, Inc., an online financial website; Avicenna Systems Corporation, a healthcare information company; and Fidelity Investments Inc., an investment services firm. Mr. Perlman received a B.A. in English and an M.A. in History from the University of Massachusetts.

Alan Shapiro has served as our Executive Vice President and General Counsel since November 2009. From November 2007 until November 2009, Mr. Shapiro served as our Senior Vice President and General Counsel. From September 2002 until October 2007, Mr. Shapiro served as General Counsel of NetRatings, Inc., a global Internet media and market research firm. From April 2000 until July 2002, Mr. Shapiro served as General Counsel of Jupiter Communications, Inc. and its successor company, Jupiter Media Metrix, Inc., a provider of Internet media and market research services. Mr. Shapiro worked as a corporate attorney at Brobeck, Phleger & Harrison LLP from August 1998 until April 2000 and Dechert LLP from March 1997 until August 1998. Mr. Shapiro received a B.A. from Columbia University and a J.D. from the UCLA School of Law.

Scott Wolf has served as our Executive Vice President of Sales since November 2008. From June 2005 until October 2008, Mr. Wolf served as our Senior Vice President of Sales. From March 2004 until April 2005, Mr. Wolf served as Senior Vice President of Sales for Muzak Holdings LLC, a music distributor. From June 2002 until January 2004, Mr. Wolf served as Senior Vice President of Sales for the Music Internet Division of Vivendi SA, an international media conglomerate. From November 1999 until February 2001, Mr. Wolf served as Senior Vice President of Sales and Business Development at NetCreations, Inc., an opt-in e-mail services company. From March 1981 until May 1999, Mr. Wolf served in a variety of positions at CMP Media Inc., a technology publisher, including most recently as Vice President/Group Publisher of the paid circulation division. Mr. Wolf received a B.A. in Psychology from the University of Pennsylvania and an M.B.A. in Marketing from the New York University Stern School of Business.

Marjorie L. Martin has served as our Senior Vice President and General Manager of www.EverydayHealth.com since May 2008. From April 2006 until May 2008, Ms. Martin served as General Manager of Health for About.com, an Internet provider of information and guidance. From May 1998 until April 2006, Ms. Martin served as Vice President of Content at WebMD Health Corp. as well as Executive Editor of “WebMD the Magazine.” From December 1985 until May 1998, Ms. Martin served as Executive Producer of Medical News at CNN, a cable news network. Ms. Martin received a B.S. in Journalism from the University of Maryland.

Douglas McCormick has served as a member of our board of directors since March 2003 and the chairman of our board of directors since March 2008. Mr. McCormick has served as a Venture Partner at Rho Capital Partners, Inc., an investment and venture capital management company, since November 2006. From July 2000 until May 2006, Mr. McCormick served as Chief Executive Officer of iVillage Inc. and, from April 2000 until July 2000, he served as its President. From December 1998 until April 2000, Mr. McCormick served as President of McCormick Media, a media consulting firm. From February 1993 until December 1998, Mr. McCormick served as President and Chief Executive Officer of Lifetime Television Network, a joint venture of The Hearst Corporation and The Walt Disney Company. Previously, he held various other positions at Lifetime Television Network in the sales, marketing and research departments. Mr. McCormick also serves on the board of directors of LIN TV Corp., a publicly-held owner and operator of television stations, and a number of privately-held companies. During the past five years, Mr. McCormick formerly served on the board of directors of iVillage Inc. Mr. McCormick received a B.A. from the University of Dayton and an M.B.A. from Columbia University. Mr. McCormick brings to our board of directors his extensive experience in operating, managing and advising online and offline media companies. He also has expertise in public company corporate governance.

D. Jarrett Collins has served as a member of our board of directors since February 2006. Mr. Collins is the co-founder and has served as a Managing Director of NeoCarta Ventures, Inc., a venture capital firm, since its inception in November 1999. From September 1995 until October 1999, Mr. Collins founded and served as Director of TTC Ventures, the venture capital subsidiary of The Thomson Corporation. From October 1991 until July 1993, Mr. Collins worked at Mulberry Child Care Centers, a provider of child care services, where he most recently served as Chief Executive Officer. From July 1989 until September 1995, Mr. Collins served as a principal in Copley Venture Partners, a venture capital firm. Mr. Collins received a B.S. in Engineering from Tufts University and an M.B.A. from the University of Southern California. Mr. Collins brings to our board of directors broad experience in advising and managing Internet and technology companies on strategic, operational and financial matters.

Donn Davis has served as a member of our board of directors since October 2009. Mr. Davis co-founded Revolution LLC, a principal investing and business building firm, in January 2005 and he currently serves as its President. He served as President of Revolution LLC from January 2006 to December 2008, and as its Strategic Advisor from January 2009 to December 2009. Mr. Davis served as CEO of Exclusive Resorts LLC, a luxury destination club in the hospitality, travel, and real estate industries, from July 2004 to August 2007, and as its Executive Chairman from August 2007 to November 2009. From March 1998 to June 2003, Mr. Davis served as a senior executive in various roles at America Online, Inc., an interactive services company, and its successor company AOL Time Warner, a media company. Mr. Davis worked at Tribune Company, a media company, where he was the founder and President of Tribune Ventures from January 1995 to March 1998. Previously, Mr. Davis served as Senior Counsel at Tribune Company, Chief Counsel to the Chicago Cubs Baseball Team, and a corporate associate at Sidley & Austin LLP. Mr. Davis received a B.S. in Finance from Miami University (Ohio) in 1985 and a J.D. from University of Michigan Law School in 1988. Mr. Davis brings to our board of directors his extensive experience in operating, managing and advising both Internet and various consumer-oriented companies. Mr. Davis also brings to our board of directors his background as a lawyer.

Dana L. Evan has served as a member of our board of directors since October 2009. Since July 2007, Ms. Evan has invested in, and served on the boards of directors of, companies in the Internet, technology and media sectors. From May 1996 until July 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. Previously, Ms. Evan worked as a financial consultant in the capacity of Chief Financial Officer, Vice President of Finance or Corporate Controller over an eight-year period for various public and private companies and partnerships, including VeriSign, Delphi Bioventures, a venture capital firm, and Identix Incorporated, a multi-biometric technology company. Prior to serving as a financial consultant, Ms. Evan worked in a variety of positions at KPMG LLP, most recently serving as a Senior Manager. Ms. Evan also serves on the board of directors of a number of privately-held companies. During the past five years, Ms. Evan formerly served on the board of directors of Omniture, Inc., a marketing and web analytics company. Ms. Evan is a Certified Public Accountant and received a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University. Ms. Evan brings to our board of directors broad expertise in operations, strategy, accounting, financial management and investor relations at both public and privately-held technology and Internet companies, including her experience as the chair of the audit committee of Omniture, Inc. from 2006 until its acquisition by Adobe Systems Inc. in October 2009.

David Golden has served as a member of our board of directors since February 2009. Mr. Golden has served as an Executive Vice President of Revolution LLC since March 2006. Previously, Mr. Golden served in various positions over an 18-year period at JPMorgan Chase & Co., a financial services firm, and a predecessor company, Hambrecht & Quist LLC, most recently serving as Vice Chairman and Director of the global investment banking practice for technology, media and telecommunications from January 2001 until February 2006. From November 1984 until December 1987, Mr. Golden worked as a corporate attorney at Davis Polk & Wardwell LLP. Mr. Golden serves on the board of directors of a number of privately-held companies, and also serves as a member of the advisory boards of Granite Ventures, LLC and Partners for Growth, L.P. During the past five years, Mr. Golden formerly served on the board of directors of Gaiam, Inc., a lifestyle media company. Mr. Golden received an A.B. from Harvard University and a J.D. from Harvard Law School, where he was an editor of the Harvard Law Review. Mr. Golden brings to our board of directors extensive experience in investment banking, including expertise in advising executives and boards of directors of media and technology companies in the areas of capital raising, mergers and acquisitions, strategy and operations. Mr. Golden also brings to our board of directors his background as a lawyer.

Habib Kairouz has served as a member of our board of directors since March 2003. Mr. Kairouz is a Managing Partner of Rho Capital Partners, Inc., an investment and venture capital management company, where he has worked since 1993. Prior to joining Rho, Mr. Kairouz worked for five years in investment banking and leverage buyouts with Reich & Co. and Jesup & Lamont. Mr. Kairouz also serves on the board of directors of Bluefly, Inc., a publicly-held online retailer, and a number of privately-held companies. During the past five years, Mr. Kairouz formerly served on the board of directors of iVillage Inc. Mr. Kairouz received a B.S. in Engineering from Cornell University and an M.B.A. in Finance from Columbia University. Mr. Kairouz brings to our board of directors broad expertise in advising and managing Internet and technology companies on strategic, operational and financial matters, including companies in the online advertising field, as well as his experience in investment banking.

William Bo S. Peabody has served as a member of our board of directors since March 2003 and served as our chairman from March 2003 until March 2008. Mr. Peabody is the co-founder and has served as a Managing General Partner of Village Ventures, Inc., an early-stage venture firm, since its inception in January 2000. From January 1998 until January 2000, Mr. Peabody served as Vice President of Network Strategy for Lycos, Inc., a network of social media websites. From September 1992 until December 1998, Mr. Peabody founded and served as Chief Executive Officer of Tripod,

Inc., an online social network, which was sold to Lycos. Mr. Peabody has co-founded a number of companies, including Streetmail, Inc., which merged with us in March 2003; VoodooVox, Inc., an in-call media advertising network; Health Guru Media, Inc., a producer of heath video content; and uPlayMe, Inc., a music and video sharing service. Mr. Peabody is also the co-owner of Mezze, Inc., a hospitality group consisting of two restaurants and a catering operation. Mr. Peabody also serves on the board of directors of a number of privately-held companies. Mr. Peabody received a B.A. from Williams College. Mr. Peabody brings to our board of directors extensive experience in starting and managing Internet and technology companies, as well as his experience as a venture capitalist in advising companies on strategic and operational matters.

Sharon Wienbar has served as a member of our board of directors since August 2007. Since May 2001, Ms. Wienbar has served first as a Director and later as a Managing Director at Scale Venture Partners (previously called BA Venture Partners), a technology and healthcare venture capital firm. From June 1999 until September 2000, she served as Vice President, Marketing at Amplitude Software Corp., a provider of Internet resource scheduling solutions, and then at Critical Path, Inc., a software-as-a-service company that acquired Amplitude. Previously, she worked in product marketing at Adobe Systems Incorporated, a software and technology company, and as a strategic consultant at Bain & Company, a consulting firm. Ms. Wienbar serves on the board of directors of a number of privately-held companies, and also serves on Microsoft Inc.’s venture advisory committee. During the past five years, Ms. Wienbar formerly served on the board of directors of Glu Mobile Inc., a publisher of mobile games. Ms. Wienbar received an A.B. and A.M. in Engineering from Harvard University and an M.B.A. from Stanford University. Ms. Wienbar brings to our board of directors extensive operational experience in the Internet and technology sectors, as well expertise in advising and managing companies in the Internet, technology and healthcare sectors on strategic, operational and financial matters.

Voting Arrangements

Pursuant to our amended and restated stockholders’ voting agreement that we entered into with certain holders of our common stock and certain holders of our redeemable convertible preferred stock:

•	Village Ventures Partners Fund, L.P. has the right to designate one director to be elected by the holders of our Series A redeemable convertible preferred stock, voting as a separate class;

•	NeoCarta Ventures, L.P. has the right to designate one director to be elected by the holders of our Series C redeemable convertible preferred stock, voting as a separate class;

•	Scale Venture Partners II, LP has the right to designate one director to be elected by the holders of our Series D redeemable convertible preferred stock, voting as a separate class;

•	WF Holding Company, LLC has the right to designate two directors to be elected by the holders of our Series E redeemable convertible preferred stock, voting as a separate class;

•	Rho Ventures VI, L.P. has the right to designate one director to be elected by the holders of our Series F redeemable convertible preferred stock, voting as a separate class;

•	Benjamin Wolin and Michael Keriakos have the right to designate two directors to our board of directors to be elected by the holders of a majority of our common stock; and

•	the majority of the then-serving members of our board of directors have the right to designate the two directors to be elected by the holders of our common stock and redeemable convertible preferred stock, voting as a single class.

The holders of our common stock and redeemable convertible preferred stock who are parties to the stockholders’ voting agreement are obligated to vote for the directors designated in accordance with the stockholders’ voting agreement. The provisions of this stockholders’ voting agreement will terminate upon the completion of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Structure of the Board of Directors

Our board of directors currently consists of ten members. Mr. McCormick serves as the chairman. Our board of directors has determined that all of our directors other than Messrs. Wolin and Keriakos are independent within the meaning of applicable Nasdaq listing standards. Mr. Peabody will resign from our board of directors at the time our registration statement, of which this prospectus forms a part, is declared effective.

Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and, if it is to be separate, whether the chairman should be selected from the non-employee directors or be an employee and, if it is to be combined, whether a lead independent director should be selected. However, our board of directors is committed to strong corporate governance practices and values independent board oversight as an essential component of managing corporate performance. Currently, we separate the roles of chief executive officer and chairman in recognition of the differences between the two roles. Separating these positions allows the chief executive officer to focus on our day-to-day business and the strategic direction of our company, while allowing the chairman to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to the position, as well as the commitment required to serve as chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that separating the roles of chief executive officer and chairman ensures a greater role for independent directors in the oversight of our company and in establishing priorities and procedures for the work of our board of directors. Consequently, our board of directors believes that the current board leadership structure is best for our company and our stockholders at this time.

In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon consummation of the offering, our board of directors will be divided into three classes with staggered three-year terms.          will be the Class I directors and their terms will expire at our first annual meeting of stockholders following the completion of this offering.          will be the Class II directors and their terms will expire at our second annual meeting of stockholders following the completion of this offering.          will be the Class III directors and their terms will expire at our third annual meeting of stockholders following the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the board of directors can be filled by resolution of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under the certificate of incorporation to be in effect upon the closing of this offering, our directors may be removed only for cause by the affirmative vote of the holders of two-thirds of our outstanding voting stock.

Overview of Risk Management

Management is responsible for the day-to-day management of the risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. This oversight is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The audit committee is responsible for overseeing the management of our risks relating to accounting matters, financial reporting and legal and regulatory compliance. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation programs and arrangements. The nominating and corporate governance committee is responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market and SEC rules and regulations that will become applicable to us upon consummation of the offering. Upon the completion of this offering, each of these committees will have adopted a written charter that will be available on our corporate website. Each committee has the composition and responsibilities described below.

Audit Committee.  The audit committee provides assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes including our systems of internal accounting and financial controls, the performance of our internal audit function and independent registered public accounting firm and our financial policy matters. The committee determines and pre-approves the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services. The committee also reviews and discusses with management and our registered independent public accounting firm the results of the annual audit and their reports regarding our accounting practices and systems of internal accounting controls, including significant issues that arise regarding accounting principles and financial statement presentation. The audit committee also evaluates the performance of our independent registered public accounting firm, determines whether to retain or terminate their services and takes those actions as it deems necessary to satisfy itself that such accountants are independent of management. The committee is also responsible for establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

The members of our audit committee are Dana L. Evan, Habib Kairouz and Sharon Wienbar, with Ms. Evan serving as the chairperson of the committee. We believe that Ms. Evan and Ms. Wienbar are independent directors, as defined under the listing standards of the Nasdaq Stock Market and Rule 10A-3 of the Exchange Act. We believe that each member of our audit committee meets the requirements for financial literacy. Our board of directors has determined that Ms. Evan qualifies as an audit committee financial expert, as defined under applicable SEC rules. Effective upon consummation of the offering, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee.  The compensation committee oversees our overall compensation structure, policies and programs, and assesses whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. In addition, the compensation committee reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change of control or similar agreements with these officers. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members and the adequacy of the charter of the compensation committee. The compensation committee will also prepare a report on executive compensation, as required by the SEC rules, to be included in our annual report and annual proxy statement.

The members of our compensation committee are Douglas McCormick, William Bo S. Peabody, Donn Davis and Sharon Wienbar, with Mr. McCormick serving as the chairperson of the committee. Mr. Peabody will resign from this committee upon the effectiveness of our registration statement, of which this prospectus is a part. We believe that each of Mr. McCormick, Mr. Davis and Ms. Wienbar is an independent director under applicable Nasdaq listing standards, is a non-employee director as defined in Rule 16b-3 under the Exchange Act and is an outside director as that term is defined in Section 162(m) of the Code. Effective upon the consummation of the offering, the compensation committee will operate under a written charter that satisfies applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee is responsible for developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. Our nominating and corporate governance committee, in recommending candidates for election to our board of directors, and our board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including: diversity of personal background, perspective and experience; personal and professional integrity; experience in corporate management, operations or finance; experience in our industry; and experience as a board member of another publicly-held company. Our board of directors evaluates each individual in the context of our board of directors as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

The members of our nominating and corporate governance committee are Benjamin Wolin, D. Jarrett Collins, Donn Davis, Habib Kairouz and Sharon Wienbar, with Mr. Kairouz serving as chairperson of the committee. Mr. Wolin will resign from this committee upon the consummation of this offering. We believe that each of Mr. Collins, Mr. Davis, Mr. Kairouz and Ms. Wienbar is independent under applicable Nasdaq listing standards. Effective upon the consummation of the offering, the nominating and corporate governance committee will operate under a written charter that satisfies the applicable standards of the Nasdaq Stock Market.

Risk Assessment and Compensation Practices

Our management assessed and discussed with our compensation committee our compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Our employees’ base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash incentive compensation and sales commissions focus on achievement of short-term or annual goals, which may encourage the taking of short-term risks at the expense of long-term results, we believe that our internal controls help mitigate this risk. We also believe that our performance-based cash incentive compensation and sales commissions appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success, and do not encourage unnecessary or excessive risk-taking.

A significant portion of the compensation provided to our employees is in the form of long-term equity-based incentive awards that are important to help further align our employees’ interests with those of our stockholders. We do not believe that these equity-based incentive awards encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

The statements regarding the risks arising from our compensation policies and practices contain forward-looking statements that involve substantial risks and uncertainties. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Corporate Governance

We expect that our board of directors will fully implement our corporate governance initiatives at or prior to the closing of this offering. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, our corporate governance initiatives are intended to comply with the applicable listing standards of the Nasdaq Stock Market. After this offering, our board of directors will continue to evaluate the adequacy and appropriateness of our corporate governance principles and policies.

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.EverydayHealth.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors

Historically, we have not paid cash compensation to any director for his or her service as a director. The following table sets forth the compensation amounts paid to each non-employee director for their service in the year ended December 31, 2009. Our directors who are also employees did not receive separate compensation for their service on our board of directors.

	Option	Total
	Awards	Compensation
Name	($)(1)	($)

Douglas McCormick(2)(3)	—	—
D. Jarrett Collins	—	—
Donn Davis	—	—
Dana L. Evan(2)	$307,900	$307,900
David Golden	—	—
Habib Kairouz	—	—
William Bo S. Peabody	—	—
Sharon Wienbar	—	—

(1)	This amount represents the compensation expense in respect of an option to purchase 125,000 shares of our common stock awarded to Dana L. Evan and recognized by us for the 2009 fiscal year under the authoritative accounting guidance, rather than amounts paid to or realized by Ms. Evan. There can be no assurance that this option will be exercised (in which case no value will be realized by Ms. Evan) or that the value on exercise will approximate the compensation expense we recognized. This option has an exercise price per share of $3.06 and vests as to 62,500 of the shares on the first anniversary of the grant, and vests as to 62,500 of the shares on the second anniversary of the grant. The grant date fair value per share of this option was $4.11.

(2)	The table below sets forth the aggregate number of option awards held by our non-employee directors as of December 31, 2009.

Option
Name	Awards

Douglas McCormick	249,423
Dana L. Evan	125,000

(3)	Mr. McCormick was granted an option to purchase 50,000 shares of our common stock in February 2010. This option has an exercise price per share of $4.77 and vests as to 25,000 of the shares on the first anniversary of the grant, and vests as to 25,000 of the shares on the second anniversary of the grant. The grant date fair value per share of this option was $4.77.

In connection with this offering, our compensation committee recommended, and our board of directors approved, a non-employee director compensation policy. This policy is intended to fairly compensate our non-employee directors for the time and effort necessary to serve as a member of our board of directors. Non-employee directors will receive a combination of cash and equity-based compensation as part of this policy. A non-employee director may decline all or any portion of his or her compensation upon prior notice to the company.

The cash component of the non-employee director compensation policy is as follows:

•	$ annual retainer for each member of the audit committee and $ annual retainer for the chairman of the audit committee;

•	$ annual retainer for each member of the compensation committee and $ annual retainer for the chairman of the compensation committee; and

•	$ annual retainer for each member of the nominating and corporate governance committee and $ annual retainer for the chairman of the nominating and corporate governance committee.

The equity component of the non-employee director compensation policy will be implemented as part of the 2010 Equity Incentive Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering. Upon completion of this offering, each of our non-employee directors will automatically be granted a nonstatutory option to purchase an aggregate number of shares of our common stock having an estimated fair value on the date of grant of $      (plus an additional $      in the case of the chairman of the board of directors, if then a non-employee director), with the fair value determined using the Black-Scholes option pricing model on the same basis as used for financial accounting purposes.

Each individual elected or appointed to our board of directors as a non-employee director for the first time after this offering but prior to the first annual stockholders’ meeting following this offering will automatically be granted a nonstatutory option to purchase an aggregate number of shares of our common stock having an estimated fair value on the date of grant of $     , with the fair value determined using the Black-Scholes option pricing model on the same basis as used for financial accounting purposes. Each individual elected or appointed to our board of directors as a non-employee director for the first time after the first annual stockholders’ meeting following this offering will automatically be granted (i) a nonstatutory option to purchase an aggregate number of shares of our common stock having an estimated fair value on the date of grant of $     , with the fair value determined using the Black-Scholes option pricing model on the same basis as used for financial accounting purposes; and (ii) a restricted stock unit award as to an aggregate number of shares of our common stock equal to $      divided by the fair value per share of our common stock on the date of grant, with the fair value determined using the Black-Scholes option pricing model on the same basis as used for financial accounting purposes.

At the close of business on the date of each of our annual stockholders’ meetings following the completion of this offering, each non-employee director will automatically be granted (i) a nonstatutory option to purchase an aggregate number of shares of our common stock having an estimated fair value on the date of grant of $      (plus an additional $      in the case of the chairman of the board of directors, if then a non-employee director), with the fair value determined using the Black-Scholes option pricing model on the same basis as used for financial accounting purposes; and (ii) a restricted stock unit award as to an aggregate number of shares of our common stock equal to $      (plus an additional $      in the case of the chairman of the board of directors, if then a non-employee director) divided by the fair value per share of our common stock on the date of grant, with the fair value determined using the Black-Scholes option pricing model on the same basis as used for financial accounting purposes.

All stock options granted under the non-employee director policy will have a term of ten years from the date of grant and will have an exercise price per share equal to 100% of the fair market value of the underlying common stock of the company on the date of grant. All stock options granted under this policy will vest in a series of 24 successive equal monthly installments over the two-year period measured from the date of grant. All restricted stock unit awards granted under this policy will vest in two equal annual installments on the first and second anniversaries of the date of grant.

We also reimburse our directors for reasonable out-of-pocket and travel expenses in connection with attendance at board and committee meetings.

For a description of our compensation arrangements with Messrs. Wolin and Keriakos as well as the 2010 Equity Incentive Plan, see “Executive Compensation.”

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently consists of Benjamin Wolin, Douglas McCormick, William Bo S. Peabody, Donn Davis and Sharon Wienbar. Except for Mr. Wolin, none of the members of our compensation committee is an executive officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses how our executive compensation programs are designed and operate with respect to our named executive officers listed in the Summary Compensation Table below.

Process for Determining Executive Compensation

The compensation committee has overseen our executive compensation program for the past few years and, in this role, has reviewed all compensation decisions relating to our named executive officers. Our Chief Executive Officer, Benjamin Wolin, has historically reviewed the performance of each named executive officer other than himself, and, based on these reviews, provide recommendations to the compensation committee with respect to each named executive officer’s total compensation package. The compensation committee meets with Mr. Wolin annually to discuss and review his recommendations regarding executive compensation for our named executive officers, excluding himself. The compensation committee makes the decisions with respect to the total compensation package for Mr. Wolin and he is not present for committee discussions regarding his compensation.

The compensation committee has not historically benchmarked our executive compensation against peer companies or external market compensation data. In connection with this offering, we have engaged an independent compensation consulting firm to review the compensation program for our named executive officers going forward. The compensation consulting firm has provided preliminary recommendations to the compensation committee with respect to benchmarking compensation to peer companies and external market compensation data, which will be relied on by the compensation committee going forward in determining the mix between fixed and variable compensation, cash and equity incentive awards and long-term and short-term compensation. The compensation committee, however, will retain the ultimate decision-making power regarding executive compensation decisions and issues.

Elements of Compensation

Our executive compensation program provides for the following elements:

•	base salaries, which are designed to allow us to attract and retain qualified candidates;

•	incentive compensation and bonuses, which provide additional cash compensation and are designed to support our pay-for-performance philosophy and align compensation with business and financial objectives;

•	equity compensation, historically in the form of stock options, which are granted to incent executive behavior that results in increased stockholder value; and

•	a benefits package that is generally available to all of our employees.

Base Salaries.  In general, base salaries for our named executive officers were initially established through arm’s-length negotiations at the time the individual was hired, taking into account the individual’s knowledge, experience and responsibilities. The base salaries for our Chief Executive Officer, Benjamin Wolin, and our President, Michael Keriakos, were reviewed by our compensation committee following our inception taking into account similar considerations. Base salaries of our named executive officers are reviewed and approved annually by our compensation committee during the first quarter of each year. Adjustments to base salary levels are based on a number of relevant factors, including:

•	the executive’s skills and experience;

•	the executive’s individual performance;

•	the importance of the executive’s position to us;

•	the executive’s growth in his position; and

•	market levels.

The compensation committee, however, does not assign a specific weight to any single factor in making decisions regarding base salary adjustments. In the first quarter of 2009, based on the above factors, the compensation committee decided to increase the base salary levels for Scott Wolf and Gregory Jackson by $35,000 and $25,000, respectively. In February 2010, the compensation committee decided to increase the base salary levels for each of Benjamin Wolin and Michael Keriakos, our Chief Executive Officer and President, respectively, from $300,000 to $375,000 and to increase the base salary level for Brian Cooper, our Chief Financial Officer, from $250,000 to $275,000.

Cash Incentive Compensation/Bonuses.  The named executive officers are eligible to receive cash incentive compensation or bonuses based upon performance objectives approved by our compensation committee. With respect to the named executive officers other than Mr. Wolf, the cash incentive compensation opportunity in recent years has been based primarily on our achievement of specified financial objectives. Mr. Wolf, our Executive Vice President, Sales, is eligible to receive bonus payments in the form of commissions based on our advertising and sponsorship revenue.

Each of our named executive officers, with the exception of Mr. Wolf, has an assigned target for an annual incentive compensation award, which is expressed as a percentage of base salary. As with the base salaries, the target annual incentive compensation target was generally established through arm’s-length negotiations at the time the individual was hired, taking into account the individual’s knowledge, experience and responsibilities. Along with base salaries, the annual incentive compensation targets are reviewed and approved annually by our compensation committee during the first quarter of the year. Adjustments to the annual incentive compensation targets are based on the same factors noted above with respect to base salary adjustments, and the compensation committee does not assign a specific weight to any single factor in making decisions regarding adjustments to annual incentive compensation targets.

For 2009, the annual incentive compensation targets for our named executive officers (other than Mr. Wolf) were as follows:

Incentive Compensation
Named Executive Officer	Target (% of Base Salary)

Benjamin Wolin	100%
Michael Keriakos	100%
Brian Cooper	100%
Gregory Jackson	40%

In February 2010, the compensation committee increased the incentive compensation target for Mr. Jackson from 40% to 50%.

In the first quarter of each fiscal year, the compensation committee determines the financial metrics to be used in setting the annual incentive compensation opportunity for that year and the relative weight to be accorded each metric. For the past several years, the annual incentive compensation opportunity for the named executive officers (other than Mr. Wolf) has been based on our revenue and Adjusted EBITDA performance. In setting the revenue and Adjusted EBITDA performance targets used in determining the annual incentive compensation payments, the compensation committee relies on the operating budget previously approved by our board of directors. After the end of each year, the compensation committee reviews our revenue and Adjusted EBITDA performance for the preceding year in relation to the previously approved operating budget to determine the actual annual incentive compensation awards. The financial performance review conducted by the compensation committee also takes into account developments that arose in the course of the year which may warrant an adjustment of the annual incentive compensation awards based on the revenue and Adjusted EBITDA targets in the original operating budget. For example, in

2008, the compensation committee factored in the impact of the acquisition of RHG in measuring our financial performance. The compensation committee uses our unaudited financial results to conduct the financial performance review, and those results may be adjusted in connection with the preparation of our audited consolidated financial statements.

Prior to 2009, the annual incentive compensation opportunity was designed to be weighted equally based on our total revenue and Adjusted EBITDA performance. In setting the financial metrics to be used in determining the 2009 annual incentive compensation, however, the compensation committee decided to accord more weight to our achievement of our Adjusted EBITDA objectives. As a result, 75% of the annual incentive compensation opportunity for 2009 was based on our Adjusted EBITDA performance and 25% of the annual incentive compensation opportunity for 2009 was based on our total revenue performance. If we do not achieve a minimum total revenue or Adjusted EBITDA target, the compensation committee has the discretion to not attribute any incentive compensation award to either the revenue or Adjusted EBITDA component. In the event that we exceed the total revenue and Adjusted EBITDA targets, the compensation committee may, in its discretion, award the named executive officers an annual incentive compensation award that exceeds the incentive compensation target set forth in the above table.

The compensation committee set the total revenue and Adjusted EBITDA targets to be used for calculating the 2009 annual incentive compensation opportunity at amounts substantially higher than our actual total revenue and Adjusted EBITDA performance in 2008. While the total revenue and Adjusted EBITDA targets were believed to be very aggressive in light of the uncertain economic and business climate at the time these targets were established, these targets were chosen to support our objective of achieving significant growth during 2009. In early 2009, however, the global economic downturn appeared to be accelerating, the equity markets continued to decline substantially and the markets in which we operate, including particularly the advertising market, were experiencing the impact of the recessionary environment. As a result, the compensation committee determined that such performance targets were no longer appropriate for calculating the incentive compensation opportunity for 2009. Instead, the compensation committee took into consideration our actual financial performance in 2009, including our financial performance relative to a revised operating budget developed in the middle of 2009, and our other achievements during the year. The compensation committee noted that our total revenue and Adjusted EBITDA increased substantially in 2009 over 2008 notwithstanding the difficult economic environment during a large part of 2009. Likewise, our total revenue for 2009 exceeded the revised operating budget by approximately $2.6 million and our Adjusted EBITDA for 2009 exceeded the revised operating budget by approximately $800,000. The compensation committee also noted that we had effectively integrated the RHG acquisition in the first half of 2009 and had also made significant strides in the second half of 2009 in preparing for our planned IPO. Lastly, the compensation committee determined that the actual incentive compensation paid to the named executive officers with respect to fiscal year 2009 was also consistent with our compensation philosophy of aligning the interests of our named executive officers with those of our stockholders.

Based on the compensation committee’s review of our actual financial and operational performance, the compensation committee concluded that the named executive officers (other than Mr. Wolf) should be awarded 70% of their target incentive compensation amount. In addition, Mr. Jackson was awarded $13,000 from a pool set aside by the compensation committee to be allocated by the Chief Executive Officer to executives. Accordingly, the actual annual incentive compensation amounts paid to these individuals were as follows:

Named Executive Officer	2009 Incentive Compensation

Benjamin Wolin	$210,000
Michael Keriakos	$210,000
Brian Cooper	$175,000
Gregory Jackson	$90,000

In March 2010, the compensation committee determined that the annual incentive compensation opportunity for 2010 should provide equal weight to growth in our total revenues and Adjusted EBITDA. In addition, based on our Adjusted EBITDA performance, additional amounts may be allocated by the compensation committee or the Chief Executive Officer to reward the named executive officers for their individual performance in 2010. The revenue and Adjusted EBITDA targets set by our compensation committee for fiscal year 2010 can only be achieved if we continue to substantially improve on our past levels of performance. As a result, the compensation committee believes the plan will be difficult to reach but will be attainable with significant effort by the management team.

Mr. Wolf is eligible to receive a commission based on our overall advertising and sponsorship revenue. In the first quarter of the year, the compensation committee determines the commission plan for Mr. Wolf for that year, which has typically been structured as a percentage of total advertising and sponsorship revenue. In addition, Mr. Wolf’s commission structure has been designed to incentivize him to exceed the advertising and sponsorship revenue goal which has been designated for the year. Accordingly, Mr. Wolf is eligible for a commission percentage for all advertising and sponsorship revenue up to the annual advertising and sponsorship revenue goal and a significantly higher percentage for all advertising and sponsorship revenue in excess of the annual goal. Over the past few years, the actual percentages for each of the two metrics have declined as our advertising and sponsorship revenue has increased. For 2009, Mr. Wolf received a commission of 0.374% for advertising and sponsorship revenue up to $57.5 million, a commission of 1.5% for advertising and sponsorship revenue above $57.5 million and a commission based on overall advertising and sponsorship revenue in the fourth quarter of 2009. Historically, Mr. Wolf’s commissions have been paid on a quarterly basis following management’s calculation of the advertising and sponsorship revenue for the preceding calendar quarter. Management’s calculation of our advertising and sponsorship revenue for the purpose of determining Mr. Wolf’s actual quarterly commission payment is based on our unaudited financial results, and those results may be adjusted in connection with the preparation of our audited consolidated financial statements.

In addition to the annual incentive compensation awards described above, the compensation committee has the discretion to award additional cash bonus payments to our named executive officers if they conclude that it is warranted. For example, in recognition of the efforts to complete the acquisition of RHG in October 2008, the compensation committee awarded cash bonuses to each named executive officer (other than Mr. Wolf) in the amount of $50,000.

Equity Incentive Awards.  Our named executive officers are eligible to receive long-term equity-based incentive awards, which are intended to align the interests of our named executive officers with the interests of our stockholders. Historically, equity incentive awards to our named executive officers have been made solely in the form of stock options subject to vesting based on continued employment. While we do not have any specific equity ownership requirements for our named executive officers, we believe that equity incentive awards:

•	provide our executives with a strong link to our long-term performance, including by enhancing their accountability for long-term decision making;

•	help balance the short-term orientation of our annual cash incentive compensation program;

•	create an ownership culture by aligning the interests of our executives with the creation of value for our stockholders; and

•	further our goal of executive retention.

All stock option awards made to the named executive officers in the past several years were approved by the compensation committee. Previously, our board of directors approved stock option awards to the named executive officers. Each named executive officer, excluding Messrs. Wolin and Keriakos, received an initial grant of stock options in connection with the commencement of his employment. The size of this initial grant of stock options was determined through arm’s-length negotiations at the time the individual was hired, taking into account the individual’s knowledge, experience and responsibilities. The named executive officers are also eligible to receive additional grants from time to time at the discretion of the compensation committee. The compensation committee has not established specific guidelines for the awarding of additional grants and retains the discretion to make stock option awards to the named executive officers at any time. In the first quarter of 2009, the compensation committee awarded stock options to each of the named executive officers as set forth below in “— Grants of Plan-Based Awards in 2009.”

The exercise price of each stock option grant is generally equal to or greater than the estimated fair market value of our common stock on the grant date. Historically, the determination of the appropriate estimated fair market value was made by the compensation committee based on its consideration of various factors, particularly arm’s-length sales of our common stock in privately-negotiated transactions and the valuation of our common stock by an independent valuation consultant. For more information, see “— Grants of Plan-Based Awards in 2009” below.

Stock option awards to our named executive officers typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the employment start date or date of the grant, and the remainder of the shares vest in equal monthly installments over the 36 months thereafter. We believe that this vesting schedule appropriately encourages long-term employment with us, while allowing our named executive officers to realize compensation in line with the value they have created for our stockholders.

Other Employee Benefits.  Our named executive officers are eligible for the same benefits available to our employees generally. These include participation in a tax-qualified 401(k) plan and group life, health, dental and disability insurance plans. The type and extent of benefits offered are intended to be competitive within our industry.

Other Compensation Practices and Policies

Severance and Change in Control Arrangements.  We have entered into an employment agreement with Mr. Cooper and offer letters with Mr. Wolf and Mr. Jackson. We do not currently have written employment arrangements with Mr. Wolin and Mr. Keriakos. Messrs. Wolin and Keriakos are each entitled to 100% vesting acceleration of their respective then outstanding stock options upon a change of control transaction.

Pursuant to our employment agreement with Mr. Cooper, he is eligible for severance benefits consisting of six months of base salary and any accrued but unpaid salary or bonus if he is terminated without cause following a specified change of control transaction. In the event Mr. Cooper’s employment is terminated for cause, whether simultaneous with a change of control transaction or not, he will not be eligible to receive the severance package described above. Upon a change of control transaction in which we or our stockholders receive consideration in excess of $50 million, Mr. Cooper will be entitled to a bonus of $50,000 as well as an additional $1,000 for each $1.0 million received by us or our stockholders in excess of $50 million. Mr. Cooper is entitled to 100% vesting acceleration of his then outstanding stock options upon a change of control transaction.

Mr. Jackson is eligible for severance benefits consisting of six months base salary following a change of control transaction in which his reporting structure or role is reduced as a result. Mr. Wolf is eligible for severance benefits consisting of nine months base salary if he is terminated without cause. The offer letters with Mr. Jackson and Mr. Wolf also provide for accelerated vesting of a portion of their respective then outstanding stock options upon a change of control transaction. Mr. Jackson is entitled to 50% vesting acceleration upon a change of control transaction, while Mr. Wolf is entitled to 100% vesting acceleration upon a change of control transaction.

Please refer to the sections below entitled “— Employment Arrangements” and “Potential Payments upon Termination or Change of Control” for a more detailed discussion of our severance and change of control arrangements.

Stock Ownership Guidelines.  There are currently no equity ownership requirements or guidelines that any of our named executive officers or other employees must meet or maintain.

Tax Considerations.  Section 162(m) of the Code, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and our three other most highly paid executive officers (other than our Chief Financial Officer). Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We expect that, following this offering, our compensation committee will, where reasonably practicable, seek to structure our compensation to satisfy the requirements of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding the compensation earned by our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers during the year ended December 31, 2009. We refer to these individuals as our “named executive officers.”

				Non-Equity
			Option	Incentive Plan
	Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	($)	($)(1)	($)(2)	($)(3)	($)

Benjamin Wolin	$300,000	—	$247,040	$210,000	$757,040
Chief Executive Officer
Brian Cooper	250,000	—	123,520	175,000	548,520
Executive Vice President and Chief Financial Officer
Michael Keriakos	300,000	—	247,040	210,000	757,040
President
Gregory Jackson	275,000	—	117,285	90,000	482,285
Executive Vice President, Marketing & Sales Operations
Scott Wolf	285,000	$278,316	117,285	—	680,601
Executive Vice President, Sales

(1)	The 2009 bonus for Mr. Wolf reflects commission payments related to amounts earned for sales activity in 2009.

(2)	The amounts under “Option Awards” represent the grant date fair value for stock options granted in 2009, calculated in accordance with FASB ASC Topic 718 and exclude the impact of estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(3)	The amounts included in the “Non-Equity Incentive Plan Compensation” column reflect amounts paid pursuant to our cash incentive compensation program for 2009, as described in “— Elements of Compensation — Cash Incentive Compensation/Bonuses” above. For more information, see “— Grants of Plan-Based Awards in 2009” below.

Grants of Plan-Based Awards in 2009

The following table sets forth information for the year ended December 31, 2009 regarding grants of compensation in the form of plan-based awards made during 2009 to our named executive officers.

		Estimated
		Future
		Payouts	All Other
		Under	Option		Grant
		Non-Equity	Awards:	Exercise	Date
		Incentive	Number of	Price of	Fair
		Plan	Securities	Option	Value of
		Awards	Underlying	Awards	Awards
Name	Grant Date	Target ($)(1)	Options(2)	($/share)(3)	($)(4)

Benjamin Wolin	—	$300,000	—	—	—
	6/15/2009	—	100,000	$3.33	$156,380
	6/15/2009	—	100,000	8.00	90,660
Brian Cooper	—	250,000	—	—	—
	6/15/2009	—	50,000	3.33	78,190
	6/15/2009	—	50,000	8.00	45,330
Michael Keriakos	—	300,000	—	—	—
	6/15/2009	—	100,000	3.33	156,380
	6/15/2009	—	100,000	8.00	90,660
Gregory Jackson	—	110,000	—	—	—
	6/15/2009	—	75,000	3.33	117,285
Scott Wolf	6/15/2009	—	75,000	3.33	117,285

(1)	Amounts represent the potential 2009 cash incentive compensation payments to the named executive officers assuming our revenue and Adjusted EBITDA equal the specific targets designated by our compensation committee. The compensation committee has the discretion to award less or more than the target amounts set forth above. See “— Elements of Compensation — Cash Incentive Compensation/Bonuses” above. The actual amounts earned for 2009 are set forth in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.

(2)	Reflects shares of common stock underlying option awards granted in 2009 under the 2003 Stock Option Plan. These options vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the grant, and the remainder of the shares underlying the option vest in equal monthly installments over the 36 months thereafter.

(3)	For the methodology we used to determine the exercise price of option awards made on June 15, 2009, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock-Based Compensation.”

(4)	Represents FASB ASC 718 grant date fair value. The valuation assumptions used in determining such amounts are described in Note 11 to our consolidated financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at Year End

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2009.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options	Options	Exercise	Expiration
Name	Exercisable(#)	Unexercisable(#)(1)	Price ($)	Date

Benjamin Wolin	130,084	65,052	$3.84	4/1/2017
	79,166	120,834	6.18	4/11/2018
	—	100,000	3.33	6/15/2019
	—	100,000	8.00	6/15/2019
Brian Cooper	11,250 (2)	—	0.50	9/9/2013
	43,023 (2)	—	1.18	9/15/2014
	100,000 (2)	—	1.50	9/1/2015
	52,033	26,021	3.84	4/1/2017
	39,583	60,417	6.18	4/11/2018
	—	50,000	3.33	6/15/2019
	—	50,000	8.00	6/15/2019
Michael Keriakos	130,084	65,052	3.84	4/1/2017
	79,166	120,834	6.18	4/11/2018
	—	100,000	3.33	6/15/2019
	—	100,000	8.00	6/15/2019
Gregory Jackson	83,324	16,676	2.45	7/5/2016
	19,791	30,209	6.18	4/11/2018
	—	75,000	3.33	6/15/2019
Scott Wolf	100,000 (2)	—	1.50	6/6/2015
	19,195	5,805	3.84	1/1/2017
	35,156	14,844	3.84	6/7/2017
	33,723	16,277	6.18	12/31/2017
	19,791	30,209	6.18	4/11/2018
	—	75,000	3.33	6/15/2019

(1)	The stock options were granted ten years prior to the expiration date and become vested over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the employment commencement date or date of the grant, and the remainder of the shares underlying the option vest in equal monthly installments over the 36 months thereafter.

(2)	These stock options were all fully vested as of December 31, 2009.

Potential Payments upon Termination or Change in Control

The information below describes the compensation that would have become payable under existing contractual arrangements assuming a change of control transaction and termination of employment had occurred on December 31, 2009. Because various factors determine the specific amount of any potential payments, the actual payments to the named executive officers in the event of a change of control transaction and termination of employment may be different.

	Severance		Option	Total
Name	Payments		Acceleration	Benefits

Benjamin Wolin	—		$204,498(1)	$204,498(1)
Brian Cooper	$125,000	(2)	96,200(3)	221,200(2	)(3)
Michael Keriakos	—		204,498(1)	204,498(1)
Gregory Jackson	137,500	(4)	73,344(5)	210,844(4	)(5)
Scott Wolf	213,750	(4)	127,204(6)	340,954(4	)(6)

(1)	Messrs. Wolin and Keriakos are each entitled to 100% vesting acceleration of their respective then outstanding stock options upon a change of control transaction. The amount in the table is based on the accelerated vesting of 100% of the unvested portion of each award using the difference between the estimated fair value of our common stock on December 31, 2009 of $4.77 per share and the exercise price of the award. The unvested options for each of Messrs. Wolin and Keriakos consist of the following: (i) 65,052 options exercisable at $3.84 per share; (ii) 120,834 options exercisable at $6.18 per share; (iii) 100,000 options exercisable at $3.33 per share; and (iv) 100,000 options exercisable at $8.00 per share.

(2)	Represents amounts payable for termination without cause following a specified change of control pursuant to Mr. Cooper’s employment agreement (as described above in “— Employment Arrangements”). Upon a specified change of control transaction in which we or our stockholders receive consideration in excess of $50 million, Mr. Cooper will be entitled to an additional payment of $50,000 as well as an additional $1,000 for each $1 million received by us or our stockholders above $50 million.

(3)	Mr. Cooper is entitled to 100% vesting acceleration of his then outstanding stock options upon a specified change of control transaction. The amount in the table is based on the accelerated vesting of 100% of the unvested portion of each award using the difference between the estimated fair value of our common stock on December 31, 2009 of $4.77 per share and the exercise price of the award. Mr. Cooper’s unvested options consist of the following: (i) 26,021 options exercisable at $3.84 per share; (ii) 60,417 options exercisable at $6.18 per share; (iii) 50,000 options exercisable at $3.33 per share; and (iv) 50,000 options exercisable at $8.00 per share.

(4)	Represents amounts payable to Mr. Wolf upon his termination without cause and amounts payable to Mr. Jackson upon a change of control transaction in which his reporting structure or role is reduced as a result.

(5)	Mr. Jackson is entitled to a 50% vesting acceleration of his then outstanding stock options upon a change of control transaction. The amount in the table is based on the accelerated vesting of 50% of the unvested portion of each award using the difference between the estimated fair value of our common stock on December 31, 2009 of $4.77 per share and the exercise price of the award. Mr. Jackson’s unvested options consist of the following: (i) 8,338 options exercisable at $2.45 per share; (ii) 15,104 options exercisable at $6.18 per share; and (iii) 37,500 options exercisable at $3.33 per share.

(6)	Mr. Wolf is entitled to 100% vesting acceleration of his then outstanding stock options upon a change of control transaction. The amount in the table is based on the accelerated vesting of 100% of the unvested portion of each award using the difference between the estimated fair value of our common stock on December 31, 2009 of $4.77 per share and the exercise price of the award. Mr. Wolf’s unvested options consist of the following: (i) 5,805 options exercisable at $3.84 per share; (ii) 14,844 options exercisable at $3.84 per share; (iii) 16,277 options exercisable at $6.18 per share; (iv) 30,209 options exercisable at $6.18 per share; and (v) 75,000 options exercisable at $3.33 per share.

Employment Arrangements

We do not currently have formal employment agreements with Mr. Wolin and Mr. Keriakos. We have entered into an employment agreement with Mr. Cooper and offer letters with Mr. Wolf and Mr. Jackson.

Brian Cooper.  We entered into an at-will employment agreement with Brian Cooper, dated September 9, 2003. Pursuant to the agreement, Mr. Cooper was initially entitled to an annual base salary of $125,000, subject to adjustment by the compensation committee as well as the achievement of certain corporate financial targets, specifically our gross income. Mr. Cooper’s annual base salary is currently $275,000. Mr. Cooper is also eligible to receive annual cash incentive compensation and equity incentive awards as determined by the compensation committee.

Mr. Cooper is eligible for severance benefits consisting of six months of base salary and any accrued but unpaid salary or bonus if he is terminated without cause following a specified change of control transaction. In the event Mr. Cooper’s employment is terminated for cause, whether simultaneous with a change of control transaction or not, he will not be eligible to receive the severance package described above. Upon a change of control transaction in which we or our stockholders receive consideration in excess of $50 million, Mr. Cooper will be entitled to an additional payment of $50,000, as well as an additional $1,000 for each $1 million received by us or our stockholders above $50 million. Mr. Cooper is entitled to 100% vesting acceleration of his then outstanding stock options upon a specified change of control transaction.

As a condition to his employment, Mr. Cooper has also agreed not to disclose any of our confidential or proprietary information or trade secrets during or after his employment with us, engage in a competing line of business, interfere with the business relationships maintained by us, and solicit any of our employees. The non-interference and non-solicitation provisions remain in effect for a period of one year following the later of (a) his date of termination and (b) the date of the sale of all of his stock in the company.

Gregory Jackson.  We entered into an at-will employment letter with Gregory Jackson, dated June 19, 2006. Pursuant to the letter, Mr. Jackson was initially entitled to an annual base salary of $225,000, subject to adjustment by the compensation committee. Mr. Jackson’s annual base salary is currently $275,000. Mr. Jackson is also eligible to receive annual cash incentive compensation and equity incentive awards as determined by the compensation committee.

Mr. Jackson is eligible for severance benefits consisting of six months base salary following a change of control if his reporting structure or role is reduced as a result. Mr. Jackson is entitled to a 50% vesting acceleration of his then outstanding stock options upon a change of control transaction. As a condition to his employment, Mr. Jackson was required to execute our standard assignment of inventions, confidentiality, non-competition and non-solicitation agreement.

Scott Wolf.  We entered into an at-will employment letter with Scott Wolf, dated May 9, 2005. Pursuant to the letter, Mr. Wolf was initially entitled to an annual base salary of $225,000, subject to adjustment by the compensation committee. Mr. Wolf’s annual base salary is currently $285,000. Mr. Wolf is eligible to receive cash bonuses in the form of commission payments based upon our advertising and sponsorship revenue. Mr. Wolf is also eligible to receive equity incentive awards as determined by the compensation committee.

Mr. Wolf is eligible for severance benefits consisting of nine months base salary following his termination without cause. Mr. Wolf is entitled to 100% vesting acceleration of his then outstanding stock options upon a change of control transaction. As a condition to his employment, Mr. Wolf was required to execute our standard assignment of inventions, confidentiality, non-competition and non-solicitation agreement.

For additional disclosure regarding payments to be made to the named executive officers upon terminations or changes of control, see “— Potential Payments upon Termination or Change in Control” above.

Option Exercises

None of our named executive officers exercised any options in 2009.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Equity Incentive Plans

2010 Equity Incentive Plan

Our board of directors adopted, and our stockholders subsequently approved, our 2010 Equity Incentive Plan in 2010. The 2010 Equity Incentive Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2010 Equity Incentive Plan will terminate on          , 2020, unless sooner terminated by our board of directors.

Types of Awards.  The 2010 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors, and consultants.

Initial Share Reserve; Transfer of Shares from 2003 Stock Option Plan.  Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2010 Equity Incentive Plan is           shares, which includes           shares of our common stock that were previously held in reserve under the 2003 Stock Option Plan, but which were unused and which have been transferred to the 2010 Equity Incentive Plan. Additionally, if any outstanding stock options granted under the 2003 Stock Option Plan should for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, or if any shares of common stock issued under the 2003 Stock Option Plan are reacquired by or returned to us for any reason, including the failure to satisfy a vesting contingency, the shares of common stock that are not acquired, or which are returned, will revert to and become available for issuance under the 2010 Equity Incentive Plan.

Evergreen Share Replacement Feature.  The number of shares of our common stock reserved for issuance will automatically increase on each January 1, from January 1, 2011 through January 1, 2020, by     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or such lesser amount as may be provided by our board of directors.

Maximum Number of Shares Issued through Incentive Stock Options.  The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 Equity Incentive Plan equals the total initial share reserve, as increased from time to time pursuant to annual “evergreen” increases, plus shares subject to awards granted under the 2003 Stock Option Plan that may be transferred to the 2010 Equity Incentive Plan.

Section 162(m) Limits.  No person may be granted awards covering more than      shares of our common stock under the 2010 Equity Incentive Plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Reversion of Shares.  If a stock award granted under the 2010 Equity Incentive Plan expires or otherwise terminates without being exercised in full, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2010 Equity Incentive Plan. In addition, the following types of shares under the 2010 Equity Incentive Plan may become available for the grant of new stock awards under the 2010 Equity Incentive Plan:

•	shares that are forfeited to or repurchased by us prior to becoming fully vested;

•	shares withheld to satisfy income and employment withholding taxes;

•	shares used to pay the exercise price of an option in a net exercise arrangement;

•	shares tendered to us to pay the exercise price of an option; and

•	shares that are cancelled pursuant to an exchange or repricing program.

Shares issued under the 2010 Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. No shares of our common stock have been issued under the 2010 Equity Incentive Plan.

Administration.  Our board of directors has delegated its authority to administer the 2010 Equity Incentive Plan to our compensation committee. Subject to the terms of the 2010 Equity Incentive Plan, our board of directors or the compensation committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights.

The plan administrator has the authority, under appropriate circumstances, to:

•	reduce the exercise price of any outstanding option or the strike price of any outstanding stock appreciation right;

•	cancel any outstanding option or stock appreciation right and to grant in exchange one or more of the following:

•	new options or stock appreciation rights covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash, and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2010 Equity Incentive Plan, provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2010 Equity Incentive Plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2010 Equity Incentive Plan, up to a maximum of ten years, except in the case of specified incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than a termination for “cause” or a termination because of disability or death, the optionee may exercise the vested portion of any options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or an optionee dies within a specified period following cessation of service, the optionee or a beneficiary may exercise the vested portion of any options for a period of 12 months in the event of death or disability. In the event of a termination of an optionee’s services for cause, the unexercised portion of any outstanding stock option held by the optionee will be forfeited and may not be exercised. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash or check, a broker-assisted cashless exercise, the tender of common stock previously owned by the optionee, a net exercise of the option, and other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options.  Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for cash or check, past or future services rendered to us or our affiliates, or any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards.  A restricted stock unit is a promise by us to issue shares of our common stock, or to pay cash equal to the value of shares of our common stock, equivalent to the number of units covered by the award at the time of vesting of the units or thereafter. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  A stock appreciation right entitles the participant to a payment equal in value to the appreciation in the value of the underlying shares of our common stock for a predetermined number of shares over a specified period. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2010 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2010 Equity Incentive Plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months, or such longer or shorter period specified in the stock appreciation right agreement, after the date such service relationship ends. If a participant’s service relationship is terminated for cause, any unexercised stock appreciation right will terminate immediately and may not be exercised. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Stock Awards.  The 2010 Equity Incentive Plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to one or more performance stock awards will so qualify, our compensation committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed           shares of our common stock.

Other Stock Awards.  The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Adjustment Provisions.  Transactions not involving our receipt of consideration, such as certain mergers, consolidations, reorganizations, stock dividends, or stock splits, may change the type, class and number of shares of our common stock subject to the 2010 Equity Incentive Plan and outstanding awards. In that event, the 2010 Equity Incentive Plan will be appropriately adjusted as to the type, class and the maximum number of shares of our common stock subject to the 2010 Equity Incentive Plan, and outstanding awards will be adjusted as to the type, class, number of shares and price per share of common stock subject to such awards.

Corporate Transactions; Changes in Control.  In the event of certain specified organizational changes, which we refer to in this prospectus as corporate transactions, including but not limited to a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, then our board of directors, or the board of directors of any corporation assuming our obligations, may take any one or more actions as to outstanding awards, or as to a portion of any outstanding award under the 2010 Equity Incentive Plan, including:

•	providing that such awards will continue in existence with appropriate adjustments or modifications, if applicable;

•	providing that such awards will be assumed, or equivalent awards substituted, by the acquiring or succeeding corporation or an affiliate thereof;

•	providing that all unexercised stock options, or other awards to the extent they are unexercised or unvested, will terminate immediately prior to the consummation of such transaction unless exercised within a specified period;

•	in the event of a consolidation, merger, combination, reorganization or similar transaction under the terms of which holders of our common stock will receive a cash payment per share surrendered in the transaction, making or providing for an equivalent cash payment in exchange for the termination of such awards; or

•	providing that all or any outstanding awards will become vested and exercisable in full or part or any reacquisition or repurchase rights held by us shall immediately lapse in full or part at or immediately prior to such event.

If a corporate transaction occurs that also qualifies as a change in control under the 2010 Equity Incentive Plan, an individual stock award may provide for accelerated vesting upon the change in control. A change in control includes a transaction or series of related transactions, in each case, where persons who were not our stockholders immediately prior to acquiring our capital stock as part of such transaction become the owners of our capital stock that represents more than 50% of the combined voting power of our outstanding capital stock.

2003 Stock Option Plan

Our board of directors adopted, and our stockholders subsequently approved, our 2003 Stock Option Plan in April 2003. An aggregate of 6.2 million shares of common stock may be issued pursuant to awards granted under the 2003 Stock Option Plan, as amended. Upon effectiveness of the 2010 Stock Option Plan, we will not issue any further awards under the 2003 Stock Option Plan.

The 2003 Stock Option Plan provides for the grant to our officers, directors, employees, consultants and advisors of incentive and nonqualified stock options to purchase our common stock. As of March 31, 2010, options to purchase 4,945,723 shares of common stock were outstanding under the 2003 Stock Option Plan with a weighted average exercise price per share of $4.53, and 458,686 shares remained available for future issuance pursuant to options to be granted under the 2003 Stock Option Plan.

The 2003 Stock Option Plan may be administered either by our board of directors or a committee thereof that has been specifically designated by our board of directors to administer the 2003 Stock Option Plan. The 2003 Stock Option Plan is administered by our compensation committee.

Options granted under the 2003 Stock Option Plan are evidenced by stock option agreements, containing such provisions as our board of directors deems advisable. All options granted under the 2003 Stock Option Plan expire not more than ten years after the date of the grant and have an exercise price that is determined by our board of directors. Options under the 2003 Stock Option Plan typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the grant, and the remainder of the shares underlying the option vest in equal monthly installments over the 36 months thereafter.

Options granted under the 2003 Stock Option Plan may not be assigned or transferred other than by will or the laws of descent or distribution. Unless otherwise provided in an optionee’s stock option agreement, in the case of an optionee who is our employee on the date of grant of the options: (i) options granted under the 2003 Stock Option Plan will terminate immediately upon an optionee’s termination of employment for cause; (ii) in the event of an optionee’s termination of employment by reason of death or disability, the unvested portion of the option will terminate immediately and the vested portion of the option will terminate one year following such termination of employment (but will not continue to vest during such one-year period); and (iii) in the event of an optionee’s termination of employment for any other reason, the unvested portion of the option will terminate immediately and the vested portion of the option will terminate three months after such termination of employment.

If we are sold, or if the division, subsidiary or affiliate for which an optionee performs services is sold, our board of directors may take any one or more of the following actions with respect to outstanding stock options:

•	provide for the assumption, or substitution of a substantially equivalent stock option, by the acquiring or succeeding entity;

•	provide, after the provision of notice to the optionee, that the option shall terminate upon the consummation of the transaction unless exercised before that time;

•	if our stockholders are receiving a payment for their surrender of our stock is connection with the transaction, provide for a cash payment to the optionee (with respect to any then exercisable portion of the option) equal to the difference between the per share sales price received by our stockholders for their common stock in the transaction and the exercise price of the option; or

•	provide for other equitable adjustments as determine by our board of directors.

Our board of directors may amend or terminate the 2003 Stock Option Plan at any time, subject to certain restrictions. However, no such amendment may materially adversely affect the rights of a participant in any option previously granted without the optionee’s written consent.

2010 Employee Stock Purchase Plan

In connection with this offering, our compensation committee recommended, and our board of directors approved, the 2010 Employee Stock Purchase Plan, or ESPP. Subject to stockholder approval, the ESPP will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve.  The ESPP initially authorizes the issuance of 720,000 shares of our common stock pursuant to purchase rights to be granted to our employees or to employees of any of our designated affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no rights have been granted and no shares of our common stock have been purchased under our ESPP.

Administration.  Our board of directors, or a duly authorized committee thereof, has the authority to administer the ESPP. Our board of directors has delegated concurrent authority to administer the ESPP to our compensation committee.

Purchase Rights.  The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Purchase rights are generally not transferable. Under the ESPP, we may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. An offering may be terminated early under certain circumstances such as a material change in control of our company.

Payroll Deductions.  Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings toward the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for participating employees at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.  Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock, based on the fair market value per share of our common stock at the beginning of an offering, for each calendar year in which such purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if, immediately after such rights are granted, such employee owns our stock possessing five percent or more of the total combined voting power or value of all classes of our outstanding capital stock.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the ESPP, (b) the class, number of shares and purchase price of all outstanding purchase rights, and (c) any limits on the class and number of shares that may be purchased in an offering or purchase period (if applicable).

Corporate Transactions.  In the event of certain significant corporate transactions, such as an acquisition of our company that results in a material change in the ownership of our company, any then outstanding purchase rights under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company, provided that the rights of any participant under any such assumption, continuation or substitution will not be impaired. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Plan Amendments.  Our board of directors has the authority to amend, suspend or terminate the ESPP, provided any such action will not be taken without the consent of an adversely affected participant. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATED PERSON TRANSACTIONS

Since January 1, 2007, we have engaged in the following transactions, other than compensation arrangements, with our directors, executive officers and holders of more than 5% of our voting securities, and certain affiliates of our directors, executive officers and 5% stockholders.

Sales of Redeemable Convertible Preferred Stock

The following table summarizes our sales of redeemable convertible preferred stock to our officers, directors and security holders who beneficially own more than 5% of any class of our voting securities since January 1, 2007. The purchase price, in each case, was the fair market value as determined by arms-length negotiations between sophisticated investors and our management and board of directors, based on factors such as our stage of development and valuations of similarly situated private companies.

	Type of
	Redeemable
	Convertible	Number of	Aggregate
	Preferred	Preferred	Purchase	Date of
Name	Stock	Shares	Price	Purchase

5% Stockholders
WF Holding Company, LLC(1)	Series E	8,930,966	(1)	10/7/2008
Entities affiliated with Rho Ventures(2)	Series D	393,060	$2,699,772	08/30/2007
	Series F	1,970,210	14,999,997	10/15/2008
Scale Venture Partners II, L.P.(3)	Series D	2,038,261	14,000,000	08/30/2007
	Series F	234,974	1,788,951	10/15/2008
Entities affiliated with NeoCarta Ventures(4)	Series D	113,860	782,059	08/30/2007
	Series F	154,049	1,172,837	10/15/2008
	Series F	318,203	2,422,607	10/26/2008
Entities affiliated with Foundation Capital(5)	Series D	727,950	4,999,997	09/24/2007
	Series F	190,411	1,449,675	10/15/2008
Entities affiliated with Star Ventures(6)	Series D	77,719	533,821	08/30/2007
Time Warner Inc.	Series D	72,795	500,000	08/30/2007

(1)	David Golden and Donn Davis, members of our board of directors, are two of eleven members of the board of directors of WF Holding Company, LLC. The shares of Series E redeemable convertible preferred stock held by WF Holding Company, LLC were issued in consideration for our purchase of all outstanding units of RHG.

(2)	Includes 393,060 shares of Series D redeemable convertible preferred stock held by Rho Management Trust I and 1,970,210 shares of Series F redeemable convertible preferred stock held by Rho Ventures VI, L.P. The investment advisor to Rho Management Trust I is Rho Capital Partners, Inc., a New York corporation. Habib Kairouz, a member of our board of directors, is a Managing Partner and one of the controlling stockholders of Rho Capital Partners, Inc., and in his capacity as such may be deemed to exercise voting and investment power over the shares held by Rho Management Trust I. The general partner of Rho Ventures VI, L.P. is RMV VI, L.L.C., a Delaware limited liability company, and the managing member of RMV VI, L.L.C. is Rho Capital Partners LLC, a Delaware limited liability company. As a managing member of Rho Capital Partners LLC, Habib Kairouz may be deemed to exercise voting and investment power over the shares held by Rho Ventures VI, L.P. Douglas McCormick, a member of our board of directors, is a venture partner at Rho Capital Partners, Inc. but does not have voting or investment power over the shares held by Rho Management Trust I and Rho Ventures VI, L.P. Each of Messrs. Kairouz and McCormick disclaims beneficial ownership of the shares held by Rho Management Trust I and Rho Ventures VI, L.P.

(3)	Sharon Wienbar, a member of our board of directors, is one of the five managing members of Scale Venture Management II, LLC, the ultimate general partner of Scale Venture Partners II, LP.

(4)	Includes 102,474 shares of Series D redeemable convertible preferred stock and 425,026 shares of Series F redeemable convertible preferred stock held by NeoCarta Ventures, L.P. and 11,386 shares of Series D redeemable convertible preferred stock and 47,226 shares of Series F redeemable convertible preferred stock held by NeoCarta Scout Fund, L.L.C. D. Jarrett Collins, a member of our board of directors, is a managing director of NeoCarta Associates, LLC, which is the general partner of NeoCarta Ventures, L.P. and the manager of NeoCarta Scout Fund, L.L.C.

(5)	Includes 712,481 shares of Series D redeemable convertible preferred stock and 186,365 shares of Series F redeemable convertible preferred stock held by Foundation Capital V L.P. and 15,469 shares of Series D redeemable convertible preferred stock and 4,046 shares of Series F redeemable convertible preferred stock held by Foundation Capital V Principals Fund LLC.

(6)	Includes 1,981 shares of Series D redeemable convertible preferred stock held by SVM Star Ventures Managementgesellschaft MBH NR. 3 and 75,738 shares of Series D redeemable convertible preferred stock held by SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership.

Shares Sold by Insiders

In September 2007, we were a party to a stock purchase agreement pursuant to which some of the holders of our capital stock purchased shares of our capital stock from certain of our directors, executive officers and other stockholders, including Benjamin Wolin, Michael Keriakos and Brian Cooper, each of whom are our executive officers, as well as Robert Nylen, a former member of our board of directors, William Bo S. Peabody, a member of our board of directors, and Village Venture Partners Fund, L.P. and Village Ventures Partners Fund A, L.P., funds affiliated with William Bo S. Peabody. The sales were at prices per share equal to $6.1817 per share of our common stock and $6.8686 per share of our redeemable convertible preferred stock, for an aggregate purchase price of $4,445,706. Our participation in these transactions was limited to the approval by the disinterested members of our board of directors of these third-party transfers, the waiver of our right of first refusal with respect to the shares being sold, as well as performing various administrative functions associated with these transfers.

Bridge Financing

In March 2007, we issued convertible subordinated promissory notes in an aggregate amount of $2,598,401 to an entity affiliated with Rho Ventures, $623,508 to entities affiliated with NeoCarta Ventures and $455,459 to entities affiliated with Star Ventures, each with a maturity date of December 5, 2007 and bearing interest at a rate of 8% per annum. The convertible subordinated promissory notes were converted into our Series D redeemable convertible preferred stock in August 2007 in accordance with the terms of the notes.

Agreement with our Stockholders

We have entered into a fifth amended and restated stockholder rights agreement, or stockholder agreement, with certain of the holders of our common stock and redeemable convertible preferred stock, including Benjamin Wolin and Michael Keriakos, each of whom are our executive officers, Douglas McCormick and William Bo S. Peabody, each of whom are members of our board of directors, and each of the 5% stockholders identified under the “Principal and Selling Stockholder” section of this prospectus. The stockholder agreement provides for, among other things, information and inspection rights as well as the right of first offer with respect to future sales of our equity securities by us. The right of first offer provision of the stockholder agreement does not apply to and will terminate upon the closing of this offering. The stockholder agreement also provides that holders of our redeemable convertible preferred stock and holders of our common stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the “Description of Capital Stock — Registration Rights” section of this prospectus for a further discussion of these registration rights.

Indemnification Agreements

In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These agreements will provide that we will indemnify each of our directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as one of our directors or executive officers to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, except in a proceeding initiated by such director or executive officer without board of director approval. In addition, the agreement will generally provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding.

Agreement with SparkPeople Inc.

In November 2007, prior to our acquisition of RHG, RHG entered into an approximately three-year commercial agreement with SparkPeople Inc., or SparkPeople. Prior to the RHG acquisition, the agreement was amended in February 2008 to provide for an adjustment to the minimum payments for a specified period and in September 2008 to modify termination provisions in connection with a change of control of RHG involving a competitor of SparkPeople. Following the RHG acquisition, the agreement was amended in September 2009 to, among other things, revise the scope of the agreement and adjust the minimum payments for a specified period. The agreement, and each amendment, was the result of arm’s length negotiations.

Revolution Spark LLC owns 20% of SparkPeople on a fully diluted basis. Revolution Spark LLC is 100% owned, directly or indirectly, by Stephen Case, who was a member of our board of directors until October 2009. Mr. Case was not a director of our company at the time that RHG entered into the agreement with SparkPeople. In addition, Mr. Case is the beneficial owner of a controlling interest in WF Holding Company, LLC, our largest stockholder. Pursuant to the agreement, we monetize the website www.SparkPeople.com through advertising and sponsorship and pay a royalty to SparkPeople based on the advertising and sponsorship revenue generated from the website, subject to a minimum annual royalty.

In connection with the agreement, we incurred approximately $4.0 million in total royalties to SparkPeople in 2009.

Agreement with Makeover Solutions Inc.

In January 2010, we entered into a three-year license and services agreement with Makeover Solutions Inc., or Makeover Solutions. Two of our directors, Douglas McCormick and William Bo S. Peabody, currently serve on the board of directors of Makeover Solutions. Michael Keriakos, our President and one of our directors, served on the board of directors of Makeover Solutions until December 2009 and owns an equity position in the company. Funds affiliated with our directors, Messrs. Kairouz, McCormick and Peabody, own equity positions in the company. Pursuant to the agreement, we license certain software and purchase services used to operate an interactive, web-based, virtual makeover tool from Makeover Solutions that may be accessed by users of our websites. We paid to Makeover Solutions one-time implementation fees and will pay recurring usage fees based on, among other things, the number of page views to the makeover tool, subject to a minimum monthly fee.

In connection with the agreement, we expect to pay between $50,000 and $100,000 in fees to Makeover Solutions in 2010.

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of March 31, 2010 about the number of shares of common stock and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table under “Executive Compensation”;

•	each of the selling stockholders;

•	each person who is a beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

Ownership information is based upon information furnished by the respective individuals or entities, as the case may be.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 30,273,528 shares of common stock outstanding on March 31, 2010 after giving effect to the automatic preferred stock conversion and assuming no exercise of the underwriters’ option to purchase additional shares. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding shares of common stock to be subject to options held by that person that are currently exercisable or exercisable within 60 days after March 31, 2010. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares of Common Stock		Number of	Shares of Common Stock
	Beneficially Owned Before		Shares Being	Beneficially Owned After
	This Offering		Offered	This Offering
Name and Address of Beneficial Owners and	Number	Percentage		Number	Percentage
Selling Stockholders(1)	of Shares	of Class		of Shares	of Class

5% Stockholders
WF Holding Company, LLC(2) 1717 Rhode Island, Ave., NW, Suite 1000 Washington, DC 20036	8,930,966	29.5%
Entities affiliated with Rho Ventures(3) c/o Rho Capital Partners, Inc. 152 West 57th Street, 23rd Floor New York, NY 10019	7,457,577	24.6
Entities affiliated with Scale Venture Partners(4) 950 Tower Lane, Suite 700 Foster City, CA 94404	2,273,235	7.5
Entities affiliated with Foundation Capital(5) 250 Middlefield Rd Menlo Park, CA 94025	1,842,117	6.1
Entities affiliated with NeoCarta Ventures(6) 45 Fairfield Street, Fourth Floor Boston, MA 02116	1,808,534	6.0
Directors and Executive Officers
Benjamin Wolin(7)(8)	1,348,656	4.4
Michael Keriakos(7)(9)	1,328,468	4.3
Brian Cooper(10)	297,311	1.0
Gregory Jackson(11)	143,738	0.5

	Shares of Common Stock			Number of	Shares of Common Stock
	Beneficially Owned Before			Shares Being	Beneficially Owned After
	This Offering			Offered	This Offering
Name and Address of Beneficial Owners and	Number	Percentage			Number	Percentage
Selling Stockholders(1)	of Shares	of Class			of Shares	of Class

Scott Wolf(12)	247,261	0.8
D. Jarrett Collins(6)	1,808,534	6.0
Donn Davis(2)	—		*
Dana L. Evan	—		*
David Golden(2)	—		*
Habib Kairouz(3)	7,457,577	24.6
Douglas McCormick(3)(13)	371,672	1.2
William Bo S. Peabody(14)	1,620,214	5.4
Sharon Wienbar(4)	2,273,235	7.5
All current directors and executive officers as a group (16 persons)	17,111,236	53.4%
Other Selling Stockholders

*	Indicates ownership of less than 1%.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Everyday Health, Inc., 45 Main St., Suite 800, Brooklyn, NY 11201. Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	David Golden and Donn Davis, members of our board of directors, are two of eleven members of the board of directors of WF Holding Company, LLC. No single member of the board of directors of WF Holding Company, LLC has sole voting or investment power over the shares of our common stock held by WF Holding Company, LLC. Revolution WF Holdings LLC holds a controlling interest in WF Holding Company, LLC. Revolution WF Holdings LLC is indirectly controlled by Stephen M. Case.

(3)	Includes 5,222,329 shares held by Rho Management Trust I and 1,970,210 shares held by Rho Ventures VI, L.P. Also includes 265,038 shares held by Rho Management Trust I which are transferable to Benjamin Wolin and Michael Keriakos upon exercise of a performance warrant agreement by them. The investment advisor to Rho Management Trust I is Rho Capital Partners, Inc., a New York corporation. Habib Kairouz, a member of our board of directors, Mark Leschly and Joshua Ruch are the Managing Partners and the controlling stockholders of Rho Capital Partners, Inc., and in their capacity as such may be deemed to share voting and investment power over the shares held by Rho Management Trust I. Each of Messrs. Kairouz, Leschly and Ruch disclaims beneficial ownership of the shares held by Rho Management Trust I, except to the extent of his pecuniary interest therein. The general partner of Rho Ventures VI, L.P. is RMV VI, L.L.C., a Delaware limited liability company, and the managing member of RMV VI, L.L.C. is Rho Capital Partners LLC, a Delaware limited liability company. As the managing members of Rho Capital Partners LLC, Messrs. Kairouz, Leschly and Ruch may be deemed to share voting and investment power over the shares held by Rho Ventures VI, L.P. Each of Messrs. Kairouz, Leschly and Ruch disclaims beneficial ownership of the shares held by Rho Ventures VI, L.P., except to the extent of his pecuniary interest therein. Douglas McCormick, a member of our board of directors, is a venture partner at Rho Capital Partners, Inc. but does not have voting or investment power over the shares held by Rho Management Trust I and Rho Ventures VI, L.P.

(4)	Voting and/or disposition of the shares held by Scale Venture Partners II, LP is determined by a majority in interest of the five managing members of Scale Venture Management II, LLC, the ultimate general partner of Scale Venture Partners II, LP. The five managing members of Scale Venture Management II, LLC are Kate Mitchell, Rory O’Driscoll, Louis Bock, Mark Brooks and Sharon Wienbar, a member of our board of directors. Each of Mses. Mitchell and Wienbar and Messrs. O’Driscoll, Bock and Brooks disclaims beneficial ownership of the shares held by Scale Venture Partners II, LP, except to the extent of his or her pecuniary interest therein.

(5)	Includes 1,802,973 shares held by Foundation Capital V, L.P. and 39,144 shares held by Foundation Capital V Principals Fund, LLC. Foundation Capital Management Co. V, LLC, or FC5M, is the sole General Partner of Foundation Capital V, L.P., or FC5, and Foundation Capital V Principals Fund, LLC, or FC5P. FC5M exercises sole voting and investment power over the shares held by FC5 and FC5P. William B. Elmore, Adam Grosser, Paul R. Holland, Paul G. Koontz, Charles P. Moldow, Richard A. Redelfs, Michael N. Schuh, and Warren M. Weiss are Managing Members of FC5M. As Managing Members of FC5M, Messrs. Elmore, Grosser, Holland, Koontz, Moldow, Redelfs, Schuh and Weiss may be deemed to share voting and investment control over the shares held by FC5 and FC5P. Each of the Managing Members of FC5M disclaims beneficial ownership of the securities held by FC5 and FC5P, except to the extent of his pecuniary interest therein.

(6)	Includes 1,627,680 shares held by NeoCarta Ventures, L.P. and 180,854 shares held by NeoCarta Scout Fund, L.L.C. D. Jarrett Collins, a member of our board of directors, Anthony L. Pantuso and Thomas W. Naughton are the managing directors of NeoCarta Associates, LLC, which is the general partner of NeoCarta Ventures, L.P. and the manager of NeoCarta Scout Fund, L.L.C. Mr. Collins, Mr. Pantuso and Mr. Naughton may be deemed to share dispositive and voting power over the shares, which are, or may be, deemed to be beneficially owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. Each of Messrs. Collins, Pantuso and Naughton disclaims beneficial ownership of the shares held by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C., except to the extent of his pecuniary interest therein.

(7)	Excludes 350,000 shares that each of Benjamin Wolin and Michael Keriakos may acquire from certain of our other stockholders upon exercise of a performance warrant agreement by Messrs. Wolin and Keriakos.

(8)	Includes 316,972 shares subject to options that are exercisable within 60 days of March 31, 2010.

(9)	Includes 316,972 shares subject to options that are exercisable within 60 days of March 31, 2010.

(10)	Includes 297,311 shares subject to options that are exercisable within 60 days of March 31, 2010.

(11)	Includes 143,738 shares subject to options that are exercisable within 60 days of March 31, 2010.

(12)	Includes 247,261 shares subject to options that are exercisable within 60 days of March 31, 2010.

(13)	Includes 139,600 shares held individually and 2,597 shares which are transferable to Benjamin Wolin and Michael Keriakos upon exercise of a performance warrant agreement by them. Also includes 229,475 shares subject to options that are exercisable within 60 days of March 31, 2010.

(14)	Includes 599,377 shares held by Village Ventures Partners Fund, L.P., 45,379 shares held by Village Ventures Partners Fund A, L.P., 10,189 shares held by VVN, LLC and 701,211 shares held individually by William Bo S. Peabody. Also includes 182,855 shares held individually by Mr. Peabody, 75,489 shares held by Village Ventures Partners Fund, L.P. and 5,714 shares held by Village Ventures Partners Fund A, L.P. which are transferable to Benjamin Wolin and Michael Keriakos upon exercise of a performance warrant agreement by them. Mr. Peabody, a member of our board of directors, is a managing general partner of Village Ventures, Inc. which is the manager of Village Ventures Capital Partners I, LLC, the general partner of Village Ventures Partners Fund, L.P. and Village Ventures Partners Fund A, L.P. Mr. Peabody may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Village Ventures Partners Fund, L.P. and Village Ventures Partners Fund A, L.P. Mr. Peabody disclaims beneficial ownership of the shares held by Village Ventures Partners Fund, L.P. and Village Ventures Partners Fund A, L.P. except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our certificate of incorporation and bylaws provides only a summary of their respective terms and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering. You should refer to the copies of these documents that have been or will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, and to the provisions of Delaware law. Upon the completion of this offering and the filing of the amended and restated certificate of incorporation, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of undesignated preferred stock, par value $0.01 per share.

Common Stock

As of March 31, 2010, there were 30,273,528 shares of common stock outstanding held by approximately 90 stockholders of record, after giving effect to the automatic preferred stock conversion.

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, including the election of directors. Common stockholders will not be entitled to cumulative voting in the election of directors by our amended and restated certificate of incorporation. As a result, the holders of a majority of the voting shares will be able to elect all of the directors then standing for election, if they should so choose. Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock will have been automatically converted into shares of common stock. Following this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock.

Under the amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue from time to time up to          shares of preferred stock in one or more series, without stockholder approval. Our board of directors will have the authority to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of March 31, 2010, three warrants for the purchase of an aggregate of 222,977 shares of our common stock were outstanding, after giving effect to the automatic preferred stock conversion. The first warrant, which we issued in connection with entering into a loan and security agreement on March 22, 2007, is exercisable into 110,018 shares of our Series C redeemable convertible preferred stock at an exercise price of $3.272192 per share. After giving effect to the automatic preferred stock conversion, the warrant will be exercisable for 110,018 shares of our common stock at an exercise price of $3.272192 per share. The warrant terminates on the later of March 22, 2014 or three years after the closing of this offering. The second warrant, which we issued in connection with entering into a loan and security agreement on September 18, 2009, is exercisable into 47,285 shares of our Series F redeemable convertible preferred stock at an exercise price of $7.6134 per share. After giving effect to the automatic preferred stock conversion, the warrant will be exercisable for 47,285 shares of our common stock at an exercise price of $7.6134 per share. The warrant terminates on September 18, 2016. The third warrant, which we issued in connection with entering into a loan and security agreement on October 8, 2009, is exercisable into 65,674 shares of our Series F redeemable convertible preferred stock at an exercise price of $7.6134 per share. After giving effect to the automatic preferred stock conversion, the warrant will be exercisable for 47,285 shares of our common stock at an exercise price of $7.6134 per share. The warrant terminates on the later of October 8, 2019 or five years after the closing of this offering.

Registration Rights

Commencing 180 days after the closing of this offering, the holders of          shares of our common stock, which we refer to as registrable securities, may require us to prepare and file a registration statement under the Securities Act, at our expense, provided that such registration statement covers at least a number of registrable securities with an aggregate anticipated offering price, net of selling expenses, of $40,000,000 or equal to 20% of the registrable securities held by the holders entitled to registration rights. Under these demand registration rights, we are required to use commercially reasonable efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these demand registrations.

In addition, these and certain of our other stockholders, including some of our directors and officers, who in the aggregate will hold           shares of our common stock after giving effect to the automatic preferred stock conversion, have “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than specified excluded registrations, these holders are entitled to written notice of the registration and may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. However, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. If we become eligible to file a registration statement on Form S-3, the holders of at least 10% of the registrable securities then outstanding, which for such purpose only includes certain directors and officers, may require us to register these shares on Form S-3, if such registration will generate anticipated aggregate net proceeds of at least $1,000,000. The holder of warrants to purchase          shares of our common stock also have the same piggyback registration rights. The registration rights terminate no later than five years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	stockholders must timely provide advance notice, with specific requirements as to form and content, of nominations of directors or the proposal of business to be voted on at an annual meeting;

•	our board of directors will be authorized to issue preferred stock without stockholder approval, as described above;

•	our board of directors will be divided into three classes with each director elected for a staggered three-year term;

•	the authorized number of directors may be changed only be resolution of the board of directors;

•	all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	directors may only be removed for cause and then only by a vote of holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify our directors, and may indemnify officers, employees and other agents, against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

The amendment of any of these provisions would generally require approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

Limitation of Liability and Indemnification Matters

We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will require the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. As described above, we intend to enter into separate indemnification agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

The Nasdaq Global Market Listing Symbol

We have applied to list our common stock on The Nasdaq Global Market under the symbol “EVDY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants or in the public market after this offering, or the anticipation of any such sales, could adversely affect the public market prices for our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “EVDY.”

Upon the closing of this offering, we will have outstanding an aggregate of           shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding options or warrants. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining           shares of common stock will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Comment

Date of prospectus		Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up

90 days after date of prospectus		Shares saleable under Rules 144 and 701 that are not subject to a lock-up

180 days after date of prospectus		Lock-up released; shares saleable under Rules 144 and 701

In addition, of the           shares of our common stock that were subject to stock options outstanding as of December 31, 2009,          shares would be vested if purchased upon exercise of these options and would be eligible for sale subject to the lock-up agreements and securities laws described below. Of the           shares of our common stock that were issuable upon the exercise of warrants outstanding as of December 31, 2009, assuming a cashless exercise,            will be eligible for sale subject to the lock-up agreements and securities laws described below.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Lock-up Agreements

Our officers and directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters, subject to specified exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any other securities or otherwise dispose of any shares of common stock, options or warrants to purchase shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired whether any such transaction described above is settled by delivery of shares of common stock or such other securities, in cash or otherwise, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., on behalf of the underwriters.

The 180-day restricted period will be automatically extended under the following circumstances:

•	if, during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or

•	if, prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Goldman, Sachs & Co. and J.P. Morgan Securities Inc. currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Rule 701

Under Rule 701, common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans prior to this offering may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may release all or any portion of the securities subject to lock-up agreements.

Registration Rights

Our stockholder agreement grants registration rights to some of our stockholders. Under specified circumstances some of these stockholders can require us to file registrations statements that permit them to resell their shares. For more information, see “Description of Capital Stock — Registration Rights.”

Options and Equity Awards

We intend to file a registration statement on Form S-8 under the Securities Act to register          shares of common stock reserved for issuance under our 2003 Stock Option Plan and our 2010 Equity Incentive Plan. As of March 31, 2010, there were options outstanding under our equity incentive plans to purchase a total of 4,945,723 shares of our common stock, of which options to purchase 2,286,316 shares were exercisable immediately. As of                    , holders of vested options to purchase      shares of common stock were subject to the 180-day underwriter lock-up period and holders of options to purchase      shares of common stock were not subject to any lock-up agreements. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this discussion does not address any U.S. federal gift or estate tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local alternative minimum and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the U.S. or any political subdivision thereof (including the District of Columbia);

•	a partnership (including any entity or arrangement treated as a partnership for such purposes);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) that has made a valid election to be treated as a U.S. person for such purposes.

If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Dividends

Distributions, if any, made to a non-U.S. holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes. Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s adjusted tax basis in the common stock and thereafter as gain subject to the treatment described below under “— Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the U.S. are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the U.S. may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the U.S. for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if certain income tax treaties apply, is attributable to a non-U.S. Holder’s permanent establishment in the U.S.; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Individual non-U.S. holders described in the first bullet point above will be taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders described in the second bullet point above will generally be subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend and may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the U.S., unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the Internal Revenue Service.

Prospective investors should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective investors should consult their own tax advisers regarding this legislation.

UNDERWRITING

Everyday Health, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.
Needham & Company, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from Everyday Health. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Everyday Health and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by Everyday Health

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Everyday Health, its officers and directors, and holders of substantially all of its common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of, pledge, enter into any swap arrangement or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as

representatives on behalf of the underwriters. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Everyday Health issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Everyday Health announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Everyday Health and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Everyday Health’s historical performance, estimates of the business potential and earnings prospects of Everyday Health, an assessment of Everyday Health’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “EVDY.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Everyday Health in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of Everyday Health’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which is referred to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Everyday Health and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities under the Securities Act, including liabilities arising out of or based upon certain material misstatements or omissions. We and the selling stockholders, as applicable, have also agreed to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investing, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

LEGAL MATTERS

The validity of the common stock being offered in this offering will be passed upon for us by Cooley LLP, New York, New York. The underwriters in this offering are represented by Latham & Watkins LLP, New York, New York in connection with this offering.

EXPERTS

Our consolidated financial statements as of December 31, 2007, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and Amendment No. 1 to the registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The consolidated financial statements of Revolution Health Group LLC as of December 31, 2006 and 2007, and for the years ended December 31, 2006 and 2007, appearing in this prospectus and Amendment No. 1 to the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein which, as to the year 2006, are based in part on the reports of UHY LLP and Stout, Causey and Horning P.A., independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-164474) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and we intend to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, through the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

EVERYDAY HEALTH, INC.

Index to Consolidated Financial Statements

Everyday Health, Inc.:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2009	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2007, 2008 and 2009	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009	F-6
Notes to Consolidated Financial Statements	F-7

Everyday Health, Inc. Unaudited Pro Forma Financial Statements:
Unaudited Pro Forma Consolidated Financial Statements	F-28
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-30

Revolution Health Group LLC:
Report of Independent Auditors	F-31
Consolidated Balance Sheets as of December 31, 2006 and 2007 and September 30, 2008 (unaudited)	F-32
Consolidated Statements of Operations for the years ended December 31, 2006 and 2007 and for the nine months ended September 30, 2007 and 2008 (unaudited)	F-33
Consolidated Statements of Changes in Members’ Equity for the years ended December 31, 2005, 2006 and 2007 and the nine months ended September 30, 2008 (unaudited)	F-34
Consolidated Statements of Cash Flows from March 28, 2005 (inception) through December 31, 2005 and for the years ended December 31, 2006 and 2007	F-35
Notes to Consolidated Financial Statements	F-36

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
  Everyday Health, Inc.

We have audited the accompanying consolidated balance sheets of Everyday Health, Inc. (the “Company”, formerly Waterfront Media Inc.) as of December 31, 2009 and 2008, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/
Ernst & Young LLP

New York, New York
March 26, 2010

EVERYDAY HEALTH, INC.

Consolidated Balance Sheets

	December 31,
	2008	2009
	(in thousands, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$25,050	$16,360
Restricted cash	2,166	2,100
Accounts receivable, net of allowance for doubtful accounts of $1,309 and $1,303 as of December 31, 2008 and 2009, respectively	18,339	22,194
Inventory	335	393
Prepaid expenses and other current assets	3,249	2,817

Total current assets	49,139	43,864
Property and equipment, net	14,016	13,201
Goodwill	54,126	54,870
Intangible assets, net	17,791	15,354
Other assets	622	2,100

Total assets	$135,694	$129,389

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$5,525	$7,841
Accrued expenses	17,516	12,485
Deferred revenue	6,001	6,930
Current portion of long-term debt	6,632	142
Other current liabilities	298	134

Total current liabilities	35,972	27,532
Long-term debt	965	16,858
Deferred taxes	293	1,813
Commitments (Note 13)
Redeemable Convertible Preferred Stock (Series A-F), net of expenses, $0.01 par value: 23,762,039 and 23,870,811 shares authorized at December 31, 2008 and 2009, respectively, 23,647,834 shares issued and outstanding at December 31, 2008 and 2009 (aggregate liquidation value of $77,509 at December 31, 2009)	130,420	130,420
Stockholders’ deficit:
Common stock, $0.01 par value: 37,000,000 shares authorized; 6,564,654 and 6,618,444 shares issued and outstanding at December 31, 2008 and 2009, respectively	65	66
Additional paid-in capital	7,195	10,937
Accumulated deficit	(39,216)	(58,237)

Total stockholders’ deficit	(31,956)	(47,234)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$135,694	$129,389

See accompanying notes to consolidated financial statements.

EVERYDAY HEALTH, INC.

Consolidated Statements of Operations

	Year Ended
	December 31,
	2007	2008	2009
	(in thousands, except share
	and per share data)

Revenues	$47,363	$69,412	$90,111

Operating expenses:
Cost of revenue	30,111	35,229	39,453
Sales and marketing	7,425	14,503	20,816
Product development	10,753	14,874	20,192
General and administrative	6,859	12,906	16,239
Depreciation and amortization	2,030	4,340	9,787

Total operating expenses	57,178	81,852	106,487

Loss from operations	(9,815)	(12,440)	(16,376)
Interest expense, net	(323)	(455)	(1,314)

Loss before provision for income taxes	(10,138)	(12,895)	(17,690)
Provision for income taxes	—	(293)	(1,331)

Net loss	$(10,138)	$(13,188)	$(19,021)

Net loss per common share — basic and diluted	$(1.57)	$(2.01)	$(2.89)

Weighted average common shares outstanding — basic and diluted	6,444,696	6,559,614	6,581,793

See accompanying notes to consolidated financial statements.

EVERYDAY HEALTH, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock
and Stockholders’ Deficit

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
	(in thousands, except share data)
Balance at December 31, 2006	7,830,885	11,348	6,396,861	64	2,759	(15,890)	(13,067)
Exercise of stock options	—	—	139,861	1	85	—	86
Warrants issued in connection with Former Credit Facility	—	—	—	—	202	—	202
Stock-based compensation expense related to employee stock options	—	—	—	—	990	—	990
Issuance of Series D Redeemable Convertible Preferred Stock, net of expenses	3,643,675	23,354	—	—	—	—	—
Net loss	—	—	—	—	—	(10,138)	(10,138)

Balance at December 31, 2007	11,474,560	34,702	6,536,722	65	4,036	(26,028)	(21,927)
Exercise of stock options	—	—	27,932	—	38	—	38
Stock-based compensation expense related to employee stock options	—	—	—	—	3,121	—	3,121
Issuance of Series D Convertible Preferred Stock	291,180	2,000	—	—	—	—	—
Issuance of Series E Convertible Preferred Stock	8,930,966	71,250	—	—	—	—	—
Issuance of Series F Convertible Preferred Stock	2,951,128	22,468	—	—	—	—	—
Net loss	—	—	—	—	—	(13,188)	(13,188)

Balance at December 31, 2008	23,647,834	130,420	6,564,654	65	7,195	(39,216)	(31,956)
Exercise of stock options	—	—	53,790	1	203	—	204
Warrants issued in connection with credit facilities				—	514	—	514
Stock-based compensation expense related to employee stock options	—	—	—	—	3,025	—	3,025
Net loss	—	—	—	—	—	(19,021)	(19,021)

Balance at December 31, 2009	23,647,834	$130,420	6,618,444	$66	$10,937	$(58,237)	$(47,234)

See accompanying notes to consolidated financial statements.

EVERYDAY HEALTH, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Cash flows from operating activities
Net loss	$(10,138)	$(13,188)	$(19,021)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,030	4,340	9,787
Provision for doubtful accounts	710	889	360
Stock-based compensation	990	2,996	3,025
Non-cash interest expense	156	—	—
Amortization and write-off of deferred financing costs	86	135	278
Non-cash royalty expense	—	2,000	—
Provision for deferred income taxes	—	293	1,144
Changes in operating assets and liabilities:
Accounts receivable	(7,302)	(3,395)	(4,215)
Prepaid expenses and other current assets	(131)	(40)	432
Inventory	104	(113)	(58)
Other assets	136	—	—
Accounts payable and accrued expenses	3,370	(15,186)	(2,715)
Deferred revenue	(533)	465	929
Other current liabilities	—	(30)	(164)

Net cash used in operating activities	(10,522)	(20,834)	(10,218)

Cash flows from investing activities
Additions to property and equipment, net	(4,612)	(6,104)	(6,535)
Payment for business purchased	—	(1,665)	—
Cash of acquired business purchased for stock, net	—	15,302	—
Additional payments in connection with acquisition	—	—	(368)
Net decrease (increase) in restricted cash	(2,263)	252	66
Payment of security deposits and other assets	—	(244)	(1,013)

Net cash provided by (used in) investing activities	(6,875)	7,541	(7,850)

Cash flows from financing activities
Proceeds from Investor Bridge	4,000	—	—
Proceeds from issuance of convertible preferred stock, net of expenses	19,198	22,468	—
Proceeds from the exercise of stock options	86	38	204
Borrowings under credit facility	6,000	3,000	19,000
Repayment of principal under credit facility	(59)	(1,344)	(9,597)
Payments of credit facility financing costs	(152)	(68)	(229)

Net cash provided by financing activities	29,073	24,094	9,378

Net increase (decrease) in cash and cash equivalents	11,676	10,801	(8,690)
Cash and cash equivalents, beginning of year	2,573	14,249	25,050

Cash and cash equivalents, end of year	$14,249	$25,050	$16,360

Supplemental disclosure of cash flow information
Interest paid	$340	$567	$954

Income taxes paid	$26	$84	$53

Supplemental disclosure of non-cash financing activities
Issuance of convertible preferred stock in lieu of cash royalties	$—	$2,000	$—

Issuance of convertible preferred stock for acquired business	$—	$71,250	$—

Warrants issued in connection with credit facilities	$202	$—	$514

Conversion of Investor Bridge to Series D Preferred Stock	$4,156	$—	$—

See accompanying notes to consolidated financial statements.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

1.	Business

Everyday Health, Inc. (the “Company”) operates a portfolio of over 25 websites that provides consumers, advertisers and partners with content and advertising-based services that span the health spectrum. The Company was incorporated in the State of Delaware in January 2002 as Agora Media Inc., and changed its name to Waterfront Media Inc. in January 2004. In January 2010, the Company changed its name to Everyday Health, Inc. to better align its corporate identity with the Everyday Health brand.

2.	Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The results of operations for companies acquired are included in the consolidated financial statements from the effective date of the acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents principally consist of the Company’s investment in Treasury securities and other money market funds. The fair value of these investment funds are based on quoted market prices, which are Level 1 inputs, pursuant to the fair value accounting standard which establishes a framework for measuring fair value and requires disclosures about fair value measurements by establishing a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Restricted Cash

The Company classifies all cash whose use is limited by contractual provision as restricted cash. Restricted cash as of December 31, 2008 and 2009 was comprised of cash balances held by the Company’s credit card payment processor to fund certain reserve accounts.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

Internal Software Development Costs

The Company incurs costs to develop software for internal use. The Company expenses all costs that relate to the planning and post-implementation phases of development as product development expense. Costs incurred in the application development phase, consisting principally of payroll

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

and related benefits, are capitalized. Upon completion, the capitalized costs are amortized using the straight-line method over their estimated useful lives, which is generally three years.

Website Development Costs

The Company incurs costs to develop its website applications. The Company expenses all costs that relate to the planning and post-implementation phases of website development as product development expense. Costs incurred in the application development phase, consisting principally of third-party consultants and related charges, and the costs of content deemed to be reference material in nature, are capitalized. Upon completion, the capitalized costs are amortized using the straight-line method over their estimated useful lives, which is generally three years.

Goodwill and Other Indefinite Lived Intangible Assets

Goodwill represents the excess cost over fair value of the identifiable net assets of acquired businesses. Other indefinite lived intangible assets consist of trade names.

Goodwill and trade names, recorded during 2008 in connection with acquisitions completed that year, are tested for impairment on an annual basis as of October 1, commencing in 2009, and whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Application of the impairment test requires judgment and results in impairment being recognized if the carrying value of the asset exceeds its fair value.

The fair value of goodwill is estimated using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on revenue and earnings of comparable publicly-traded companies. Equal weightings are given to each of the income and market approach results. As the Company has one operating segment and one reporting unit, the first step of the impairment test requires a comparison of the fair value of our reporting unit, or business enterprise value as a whole, to the carrying value of the Company’s invested capital. If the carrying amount is higher than the fair value, there is indication that an impairment may exist and a second step must be performed. If the carrying amount is less than the fair value, no indication of impairment exists and a second step is not performed. The fair value of trade names is estimated using an income approach based on the present value of estimated future cash flows.

The evaluation of the Company’s goodwill and trade names as of October 1, 2009 indicated that the carrying value of the assets was less than the fair value and, accordingly, there was no impairment loss recognized for the year ended December 31, 2009.

Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The intangible assets with definite lives consist of customer relationships and agreements with certain of the Company’s website partners and were recorded during 2008 in connection with acquisitions. There have been no indicators of impairment of the Company’s long-lived assets during the years ended December 31, 2007, 2008 and 2009.

Revenue Recognition and Deferred Revenue

The Company generates its revenue primarily through advertising and sponsorships, and premium services, including subscriptions and, to a lesser extent, licensing fees and merchandise sales.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

Advertising revenue is recognized in the period in which the advertisement is delivered. Revenue from sponsorships is recognized over the period the Company substantially satisfies its contractual obligations as required under the respective sponsorship agreements.

Subscriptions are generally billed in advance on a monthly, quarterly or annual basis. Subscription revenue, after deducting refunds and charge-backs, is recognized on a straight-line basis ratably over the subscription periods. Licensing revenue is generally recognized over the life of the contract. Revenue from merchandise sales, including charges for shipping, is recognized when products are shipped to customers, which is when title is deemed to have passed to the customer.

Deferred revenue relates to: (i) subscription fees for which amounts have been collected but for which revenue has not been recognized and (ii) advertising and sponsorship revenue and licensing fees billed in advance of when the revenue is to be earned.

The Company has established an allowance for doubtful accounts pertaining to its accounts receivable from customers. The following table summarizes the activity of the allowance for doubtful accounts:

	Year Ended December 31,
	2007	2008	2009

Balance at beginning of year	$263	$860	$1,309
Bad debt provision	710	889	360
Write-offs	(113)	(440)	(366)

Balance at end of year	$860	$1,309	$1,303

Inventory

Inventory consists of finished goods, primarily books, compact discs, DVDs and fitness equipment, and is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

Cost of Revenue

Cost of revenue consists principally of the expenses associated with aggregating the total consumer audience across the Company’s portfolio of websites, including royalty expense for licensing content for certain websites within the portfolio and for the portion of advertising revenue the Company pays to the owners of certain other websites within the portfolio, as well as media costs associated with audience aggregation activities. Cost of revenue also includes credit card fees and service charges associated with subscription fees for the Company’s premium services, and merchandise inventory and fulfillment costs, including the cost of outbound shipping charges.

Royalty expense amounted to $6,390, $12,267 and $19,273 for the years ended December 31, 2007, 2008 and 2009, respectively.

Media costs consist primarily of fees paid to online publishers, Internet search companies and other media channels for search engine and database marketing, display and television advertising. These media activities are directly attributable to revenue-generating and audience aggregation events, designed to increase the consumer audience to the websites the Company operates, increase the number of consumers subscribing to premium services and grow the Company’s registered user base. The media costs are included in cost of revenues in the accompanying consolidated statements

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

of operations and totaled $20,938, $19,637 and $16,698 for the years ended December 31, 2007, 2008 and 2009, respectively.

Income Taxes

The Company accounts for taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Based on estimates, the Company has provided a valuation allowance on net deferred tax assets as it is more likely than not that such assets will not be realized.

On January 1, 2007, the Company adopted the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one is recognition, which requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained then no benefits of the position are to be recognized. Step two is measurement, which is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

Fair Value of Financial Instruments

Due to their short-term maturities, the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value because of the relatively short-term nature of these accounts. The fair value of the Company’s debt approximates the recorded amounts as the interest rates on the credit facilities are based on market rate interest.

Stock-based Compensation

The Company accounts for all share-based payments, including grants of employee stock options, based on the fair value of the award measured at the grant date. The Company uses the Black-Scholes option pricing model to estimate the fair value of the stock options awards. The stock-based compensation expense is recognized over the period during which the recipient provides services, generally the vesting period.

See Note 11 for further information regarding stock-based compensation.

Business Concentrations and Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

Cash and cash equivalents consist primarily of U.S. Treasury securities and other money market funds as of December 31, 2008 and 2009.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and the ongoing credit evaluation of its customers. An allowance for doubtful accounts is established with respect to those amounts that the Company has determined to be doubtful of collection, based upon factors surrounding the credit risk of customers and other information. To date, such losses have been within management’s expectations.

For the years ended December 31, 2007, 2008 and 2009, no advertiser accounted for greater than 10% of total revenues; however, as of December 31, 2007, one advertising agency accounted for 21% and another agency accounted for 14% of accounts receivable. As of December 31, 2008, one agency accounted for 16% and another agency accounted for 10% of accounts receivable. As of December 31, 2009, one agency accounted for 13% of accounts receivable.

Segment Information

The Company and its subsidiaries are organized in a single operating segment, providing online consumer health solutions, and the Company also has one reportable segment. Substantially all of the Company’s revenues are derived from U.S. sources.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of outstanding shares of common stock during the period. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares outstanding during the period. Potential common shares consist primarily of incremental shares issuable upon the assumed exercise of stock options and warrants using the treasury stock method. For the years ended December 31, 2007, 2008 and 2009, the Company had outstanding options, warrants and preferred stock as disclosed in Notes 8, 9 and 11, which were convertible into or exercisable for common shares that were not included in the calculation of diluted loss per common share because the effect would have been anti-dilutive.

Recent Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that changes the accounting for revenue recognition for multiple-element arrangements which is effective for annual periods ending after June 15, 2010; however, early adoption is permitted. In arrangements with multiple deliverables, the standard permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple element arrangements will be allocated on the basis of the relative selling price of each deliverable. The Company is currently evaluating the impact of adopting the provisions of this standard.

In June 2009, the FASB issued a new accounting standard that provides for a codification of accounting standards (the “Codification”) which was effective for the Company in the third quarter ended September 30, 2009. The Codification became the single authoritative source for U.S. GAAP. The Company has adopted this disclosure guidance and, accordingly, previous references to U.S. GAAP accounting standards are no longer used by the Company in its disclosures accompanying the consolidated financial statements. The Codification does not affect the Company’s consolidated financial position, results of operations or cash flows.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

In May 2009, the FASB issued a new standard which sets forth general standards of accounting for and the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has applied the requirements of this standard, as amended in February 2010, which did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. In accordance with this standard, the Company evaluated subsequent events through March 26, 2010, the date these consolidated financial statements were available to be issued.

In December 2007, the FASB issued a new standard that changes the accounting for all business combinations and is effective for fiscal years beginning on or after December 15, 2008. The standard provides that, upon initially obtaining control, an acquirer shall recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of the target. As a consequence, the current step acquisition model will be eliminated. Additionally, the standard changes current practice, in part, as follows: (i) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (ii) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (iii) pre-acquisition contingencies, such as those relating to legal matters, will generally have to be accounted for in purchase accounting at fair value; and (iv) in order to accrue for a restructuring plan in purchase accounting certain requirements would have to be met on the acquisition date. While the adoption of this standard did not have a material impact on the Company’s consolidated financial statements, it is likely to have a material impact on how the Company accounts for any future business combinations into which the Company may enter.

3.	Acquisitions

In October 2008, the Company acquired all of the outstanding equity of Revolution Health Group LLC, a Delaware limited liability company, and its subsidiaries (“RHG”), which operated certain health-related websites targeted to both consumers and healthcare providers. The RHG acquisition enabled the Company to significantly increase its consumer audience and to incorporate a variety of websites, tools and applications into the Company’s portfolio. The increased audience and expanded set of websites and features were designed to increase the Company’s advertising customer base and enhance the Company’s offerings to both consumers and advertisers. The purchase price was valued at $72,793, consisting of 8,930,966 shares of Series E redeemable convertible preferred stock valued at $71,250, and $1,543 of acquisition costs. The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The results of operations of RHG have been included in the consolidated financial statements of the Company from October 7, 2008, which was the closing date of the acquisition.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid:

Cash	$15,302
Accounts receivable	7,085
Prepaid expenses and other current assets	1,857
Property and equipment	6,395
Goodwill	52,461
Intangible assets	18,400
Accounts payable	(5,901)
Accrued expenses	(20,037)
Deferred revenue	(2,441)
Other current liabilities	(328)

Total consideration paid	$72,793

The following unaudited pro forma financial information reflects the Company’s results of operations as if RHG had been acquired at the beginning of 2007:

	Year Ended December 31,
	2007	2008

Revenue	$52,726	$87,872
Net loss	(91,237)	(59,927)

The above pro forma information excludes the operating results of businesses disposed of by RHG prior to the Company’s acquisition of RHG in October 2008.

In May 2008, the Company acquired all of the outstanding equity of Nurture Media LLC (“Nurture Media”), an online search marketing and consulting business. The purchase price was $1,665, comprised of cash and $65 of acquisition costs, which was fully allocated to goodwill. In addition to the purchase price, the sellers of Nurture Media are eligible to receive an additional amount of up to $3,750 based on the Company’s achievement of certain business milestones during the period from June 2008 through May 2011. These contingent earnout payments, which may be paid in cash or an equivalent number of shares of the Company’s common stock at the election of the sellers calculated based on the then current fair market value per share of the Company’s common stock as determined by the Company’s Board of Directors, are also contingent upon the continued employment with the Company of certain of the sellers. The Company records any such earnout payments as compensation expense for the applicable periods. For the year ended December 31, 2009, the Company incurred $900 of such expense, which is included in product development expense in the accompanying consolidated statements of operations. Pro forma results of operations giving effect to this acquisition would not vary materially from historical results.

In March 2007, the Company acquired substantially all of the assets of mydietjournal.com, LLC (“MDJ”), which consisted primarily of a website that allowed customers to calculate and monitor their caloric intake through a comprehensive food and nutrient database. The total purchase price was $927, including $27 of acquisition costs. The total purchase price has been allocated to the acquired technology supporting MDJ and is being amortized using the straight-line method over a three-year

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

period. The acquired technology is classified as property and equipment within the accompanying consolidated balance sheets.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2008	2009

Prepaid royalties	$1,264	$1,225
Prepaid licensed content	286	61
Prepaid insurance	178	157
Prepaid media advertising	69	32
Other	1,452	1,342

	$3,249	$2,817

5.	Property and Equipment

Property and equipment consist of the following:

	December 31,
	2008	2009

Computer equipment and purchased software	$6,613	$6,575
Internally developed software	6,066	7,164
Acquired technology	927	927
Furniture, fixtures and office equipment	1,363	1,224
Leasehold improvements	1,770	1,921
Website development costs	4,993	6,177

	21,732	23,988
Less accumulated depreciation and amortization	(7,716)	(10,787)

	$14,016	$13,201

During the years ended December 31, 2007, 2008 and 2009, the Company capitalized $394, $2,723, and $2,847, respectively, of internally developed software costs and $2,237, $1,575, and $2,526, respectively, of website development costs. Unamortized internally developed software, including $1,100 at December 31, 2008 and $700 at December 31, 2009 from the RHG acquisition (see Note 3), was $821, $3,823, and $4,678 as of December 31, 2007, 2008 and 2009, respectively. Amortization expense of internally developed software was $556, $921 and $2,077 for the years ended December 31, 2007, 2008 and 2009, respectively.

Unamortized acquired technology was $696, $387 and $78 as of December 31, 2007, 2008 and 2009, respectively. Amortization expense for acquired technology was approximately $231, $309 and $309 for the years ended December 31, 2007, 2008 and 2009, respectively.

Total depreciation and amortization expense related to property and equipment was approximately $2,030, $3,731 and $7,350 for the years ended December 31, 2007, 2008 and 2009, respectively.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

6.	Goodwill and Other Intangible Assets

During the year ended December 31, 2008, goodwill of $54,126, trade names of $5,100 and definite-lived intangible assets of $18,400 were recorded in connection with the RHG and Nurture Media acquisitions (see Note 3). For the year ended December 31, 2009, goodwill increased by $744 related to additional payments and purchase price adjustments related to the RHG acquisition. The definite-lived intangible assets are comprised of $9,400 relating to customer relationships with estimated useful lives of five years and $3,900 relating to agreements with certain of the Company’s website partners with estimated useful lives of seven years. Amortization expense relating to the definite-lived intangible assets totaled $609 during the year ended December 31, 2008 and $2,437 for the year ended December 31, 2009. Future amortization expense of the intangible assets is estimated to be as follows:

Year ending December 31:
2010	$2,437
2011	2,437
2012	2,437
2013	1,967
2014	557
Thereafter	419

Total	$10,254

7.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2008	2009

Compensation	$6,540	$4,058
Royalties	3,477	5,229
Accrued lease termination costs	2,051	914
Media and licensed content	1,964	349
Professional fees	1,059	946
Due to seller of RHG	901	—
Other	1,524	989

	$17,516	$12,485

8.	Long-term Debt

In September 2009, the Company entered into a loan and security agreement with an unrelated third party in the amount of $12,000 (the “Credit Facility”). The Credit Facility consists of the following: (i) a 24-month revolving credit facility, which has a borrowing base that is determined by a percentage of eligible accounts receivable, as defined in the Credit Facility (the “Revolver”), and (ii) a 12-month committed line (the “Committed Line”).

The maximum amount that can be outstanding under the Revolver is $12,000 minus the balance outstanding under the Committed Line. The maximum amount that can be outstanding under the Committed Line is $4,000, and this amount decreases to zero over the term of the Committed Line. The repayment terms provide for monthly payments of accrued interest, with principal being due in

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

September 2011 for outstanding borrowings under the Revolver and in September 2010 for outstanding borrowings under the Committed Line. In addition to paying interest on the Credit Facility, the Company pays a commitment fee of 0.75% per annum for the unutilized commitment. For the period from the closing date of the Credit Facility through December 31, 2009, the interest rate for the Revolver is the greater of (i) the prime rate then in effect plus 475 basis points or (ii) 8% and, subsequent to December 31, 2009, the greater of (i) the prime rate then in effect plus 425 basis points or (ii) 7.5%. For the period from the closing date of the Credit Facility through December 31, 2009, the interest rate for the Committed Line is the greater of (i) the prime rate then in effect plus 575 basis points or (ii) 9% and, subsequent to December 31, 2009, the greater of (i) the prime rate then in effect plus 525 basis points or (ii) 8.5%. At December 31, 2009, outstanding borrowings under the Revolver amounted to $12,000.

In October 2009, the Company entered into a $5,000 credit facility with an unrelated third party (“Subordinated Facility”). The Subordinated Facility consists of a $5,000 commitment amount which has a maturity date of May 1, 2013. The Company received the full commitment amount upon the closing of the Subordinated Facility. All indebtedness incurred pursuant to the Subordinated Facility is subordinate to any indebtedness outstanding under the Credit Facility.

The interest rate for the Subordinated Facility is equal to the greater of (i) 13.0% and (ii) 13.0% plus the difference between (a) the one month LIBOR Rate as of the date five days prior to the funding date of the loan as reported by the Wall Street Journal and (b) 2.76%. At December 31, 2009, outstanding borrowings under the Subordinated Facility amounted to $5,000.

Maturities of debt at December 31, 2009 are as follows:

2010	$142
2011	13,828
2012	2,080
2013	950

$17,000

The Credit Facility and Subordinated Facility contain certain financial and operational covenants with which the Company must comply, whether or not there are any borrowings outstanding. Such covenants include restrictions on certain types of dispositions, mergers and acquisitions, indebtedness, investments, liens and capital expenditures, issuance of capital stock and the ability of the Company to pay dividends and make other distributions. The Company was in compliance with the financial and operational covenants of the Credit Facility and Subordinated Facility as of December 31, 2009. The Revolver and the Committed Line are secured by a first priority security interest in substantially all of the existing and future assets of the Company. The Subordinated Facility is secured by a subordinated security interest in substantially all of the Company’s existing and future assets.

In connection with the Credit Facility, the Company issued to the lender a warrant to purchase 47,285 shares of Series F redeemable convertible preferred stock at $7.6134 per share and, in connection with the Subordinated Facility, the Company issued to the lender a warrant to purchase 65,674 shares of Series F redeemable convertible preferred stock at $7.6134 per share (collectively the “Warrants”). The Warrants were immediately exercisable. Accordingly, the Company calculated the fair value of the Warrants using the Black-Scholes option pricing model and recorded deferred financing costs during the year ended December 31, 2009 of $514. Additionally, the Company incurred financing costs of $229 in cash during the year ended December 31, 2009, which, along with the fair value of the Warrants, have been deferred and amortized using the effective interest rate method

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

through the final maturities of the Credit Facility and the Subordinated Facility. Deferred financing costs are recorded in other assets in the accompanying consolidated balance sheets. Amortization expense relating to the Credit Facility and the Subordinated Facility deferred financing costs was $75 for the year ended December 31, 2009 and is included in interest expense in the accompanying consolidated statements of operations.

As part of the closing of the Credit Facility, the Company repaid all outstanding borrowings under the Company’s pre-existing credit facility (the “Former Credit Facility”) and such credit facility was terminated. The Former Credit Facility, as amended, consisted of the following:

•	$8,000 revolving credit facility, which had a borrowing base that was determined by a percentage of eligible accounts receivable, as defined (the “Former Revolver”), of which $2,000 and $5,000 was outstanding at December 31, 2007 and 2008, respectively;

•	$4,000 delayed-draw term loan (the “Term Loan”) of which and $3,941 and $2,597 was outstanding at December 31, 2007 and 2008, respectively.

The interest rate for the Former Revolver was the greater of the prime rate plus 375 basis points or 10.5%. The interest rate for the Term Loan was 300 basis points above the prime rate at the time of the advance request.

In addition, the Former Credit Facility contained certain reporting compliance and operational covenants that the Company was required to comply with, whether or not there were any borrowings outstanding. Such covenants included restrictions on certain types of indebtedness, investments, liens and capital expenditures and the ability of the Company to pay dividends and make other distributions. For the year ended December 31, 2008, the Company received a waiver with respect to its covenant requiring the Company to deliver audited financial statements to the lender within 180 days of its fiscal year-end. The Former Revolver and Term Loan were secured by a first priority security interest in substantially all of the existing and future assets of the Company.

There was no required amortization of amounts outstanding under the Former Revolver, which were due in full on October 31, 2009. Funds available under the Former Revolver may have been drawn, repaid and redrawn. Principal payments under the Term Loan were payable in varying amounts over a 30-month period commencing on the first day of the seventh month subsequent to draw under the Term Loan with all outstanding balances due on December 31, 2010. The Company also may have been required to make principal payments upon a change in control, certain asset dispositions, or should the Company have completed an initial public offering of its common stock. Any amounts repaid under the Term Loan reduced the future borrowing capacity available to the extent of the amounts repaid.

In connection with the Former Credit Facility, the Company issued to the lender a warrant to purchase 110,018 shares of Series C redeemable convertible preferred stock (the “Former Credit Facility Warrant”) at $3.27 per share. The Former Credit Facility Warrant was immediately exercisable. Accordingly, the Company calculated the fair value of the Former Credit Facility Warrant using the Black-Scholes option pricing model and recorded deferred financing costs during 2007 of $202. Additionally, the Company incurred financing costs of $152 and $68 in cash during 2007 and 2008, respectively, which along with the fair value of the Former Credit Facility Warrant, have been deferred and amortized using the effective interest rate method through final maturity of the Term Loan. Deferred financing costs are recorded in other assets in the accompanying consolidated balance sheets. Amortization of deferred financing costs was $86, $135 and $203 for the years ended December 31, 2007, 2008 and 2009, respectively, which includes the write off in 2009 of deferred

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

financing costs related to the termination of the Former Credit Facility, and is included in interest expense in the accompanying consolidated statements of operations.

In March 2007, the Company issued $4,000 of convertible promissory notes to certain holders of the Company’s redeemable convertible preferred stock (the “Investor Bridge”) with an interest rate of 8% per annum. In connection with the issuance of Series D redeemable convertible preferred stock in August 2007, the Investor Bridge, plus accrued interest of $156, was converted into shares of the Company’s Series D redeemable convertible preferred stock using a conversion rate of $6.87 per share, which equated to the initial conversion rate of the Company’s Series D redeemable convertible preferred stock.

9.	Redeemable Convertible Preferred Stock

In March 2003, the Company issued 3,450,000 shares of Series A redeemable convertible preferred stock (“Series A”) for aggregate net proceeds of $1,053.

In November 2003 and July 2004, the Company issued 2,012,612 and 534,640 shares, respectively, of Series B redeemable convertible preferred stock (“Series B”) for aggregate proceeds of $4,500 before related expenses of $87. In February 2006, the Company issued 1,833,633 shares of Series C redeemable convertible preferred stock (“Series C”) for aggregate proceeds of $6,000 before related expenses of $118.

In August and September 2007, the Company issued 2,915,725 and 727,950 shares, respectively, of its Series D redeemable convertible preferred stock (“Series D”) for aggregate proceeds of $25,027 before related expenses of $1,673.

Pursuant to the terms of an agreement with one of the Company’s partners, in February 2008, the partner elected to receive the first $2,000 of its royalty in Series D in lieu of cash. Accordingly, the Company issued 291,180 shares of its Series D to such partner.

In October 2008, in connection with the acquisition of RHG (see Note 3), the Company issued 8,930,966 shares of its Series E redeemable convertible preferred stock (“Series E”) in exchange for all of the outstanding equity of RHG. The Series E shares were valued at $7.98 per share, resulting in an aggregate valuation of the consideration exchanged of $71,250.

In October and November 2008, the Company issued an aggregate of 2,951,128 shares of Series F redeemable convertible preferred stock (“Series F”) for aggregate proceeds of approximately $22,468.

The redeemable convertible preferred stock, Series A-F (collectively, the “Preferred Stock”) have the following characteristics:

Conversion

Each share of Preferred Stock is convertible at the option of the holder, at any time, into such number of fully paid shares of the Company’s common stock equal to the applicable original issue price for such share of Preferred Stock divided by the applicable conversion price for such share of Preferred Stock then in effect. As of December 31, 2009, the original issue prices and the conversion prices for each series of Preferred Stock are as follows: $0.50 for Series A, $1.77 for Series B, $3.27 for Series C, $6.87 for Series D, $7.98 for Series E and $7.61 for Series F, reflecting a one-for-one conversion for each such series. The conversion prices for each series of Preferred Stock are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or other similar recapitalizations, and issuance of capital stock at a price below the conversion

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

price in effect for such series of Preferred Stock (subject to certain exceptions). The Preferred Stock is subject to automatic conversion into common stock upon (i) the occurrence of a qualified public offering of the Company’s common stock, as defined, or (ii) a specified vote by holders of Preferred Stock.

Dividends

The holders of Preferred Stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, non-cumulative dividends at a rate determined by the Board of Directors, payable in preference and priority to the payment of any dividends on common stock. Through December 31, 2009, no dividends were declared or paid by the Company.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the then outstanding Preferred Stock shall receive, in preference to any payments to the holders of common stock, an amount equal to the original issue price (except that the holders of Series E shall receive $1.78 per share in lieu of the original issue price) plus all declared but unpaid dividends (“Preferential Payments”).

After all Preferential Payments, the remaining assets of the Company shall be distributed among the holders of the shares of Series A, Series C, Series D, and common stock, pro rata, based on the number of shares held on an “as-if converted” basis (except that the holders of shares of Series C and Series D shall not receive more than an aggregate of $6.54 and $10.30, respectively, including Preferential Payments).

Voting

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares of Preferred Stock are convertible at the time of such vote and shall vote together with the holders of common stock on any matters presented to the stockholders for their consideration. In addition, the holders of Preferred Stock are entitled to vote separately from the common stock to elect six members of the Board of Directors and to approve certain specified matters. On all matters in which the holders of Preferred Stock vote separately, the holders of Series E may not cast more than 28.5% of the votes (the “Series E Reduced Voting”).

Common Stock Reserved for Future Issuance

As of December 31, 2009, the Company has reserved up to 23,870,811 shares of common stock for issuance upon conversion of the Company’s Preferred Stock and exercise of the Credit Facility, Subordinated Facility and Former Credit Facility Warrants.

Redemption

Redemption rights issued in connection with the Series C were extended to the holders of the Series A and Series B in February 2006, with the right to require redemption commencing 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after February 2011. Redemption rights were also issued to the holders of the Series D, with the right to require redemption commencing 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after August 2012. Concurrent with the issuance of the Series D, the holders of the Series A, Series B and Series C agreed to modify their redemption rights so that the right to require redemption

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

commenced 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after August 2012. Concurrent with the issuance of the Series F, the holders of Series A, Series B, Series C, Series D and Series E agreed to modify their redemption rights so that the right to require redemption requires approval of at least 56% of the outstanding Preferred Stock (subject to the Series E Reduced Voting), commencing 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after October 15, 2013. Accordingly, at the option of a 56% of the holders of the Preferred Stock (subject to the Series E Reduced Voting), each share of Preferred Stock becomes redeemable at a price equal to the applicable original issue price per share, plus all declared but unpaid dividends thereon, in three annual installments commencing 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after October 2013.

The Company has recorded its Preferred Stock outside of permanent equity because the redemption feature is not solely within the control of the Company.

Redeemable Convertible Preferred Stock consisted of the following at December 31, 2009:

	Shares
		Issued and	Stated Value,	Liquidation
	Authorized	Outstanding	Net of Expenses	Preference

Redeemable convertible preferred stock:
Series A	3,450,000	3,450,000	$1,053	$1,725
Series B	2,547,252	2,547,252	4,413	4,500
Series C	1,943,651	1,833,633	5,882	6,000
Series D	3,934,855	3,934,855	25,354	27,027
Series E	8,930,966	8,930,966	71,250	15,789
Series F	3,064,087	2,951,128	22,468	22,468

Total redeemable convertible preferred stock	23,870,811	23,647,834	$130,420	$77,509

10.	Equity

Authorized Capital

As of December 31, 2009, the Company was authorized to issue 37,000,000 shares of its common stock. As of December 31, 2009, the Company has reserved 23,870,811 shares of common stock for issuance in connection with its Preferred Stock, Credit Facility, Subordinated Facility and Former Credit Facility Warrants, and 5,700,000 shares for issuance under its 2003 Stock Option Plan.

11.	Stock Options

The Company has adopted the 2003 Stock Option Plan (the “2003 Plan”) that authorizes the Board of Directors to grant incentive stock options and non-statutory stock options to employees, directors and consultants of the Company and its affiliates. As of December 31, 2009, under the terms of the 2003 Plan, as amended, the Board of Directors authorized and reserved 5,700,000 shares of the Company’s common stock for issuance. Options are granted at prices not less than the estimated fair market value of the Company’s common stock on the date of grant. The options generally vest and become exercisable over four years from the date of grant and expire after ten years. As of December 31, 2009, 659,780 shares remained available for future awards under the 2003 Plan.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

The following table summarizes stock option activity for the years ended December 31, 2007, 2008 and 2009:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life (Years)	Value

Outstanding at January 1, 2007	1,210,532	$1.41
Granted	1,157,439	$4.64
Exercised	(139,486)	$0.62
Cancelled	(221,833)	$1.96

Outstanding at December 31, 2007	2,006,652	$3.27
Granted	1,862,700	$6.18
Exercised	(27,932)	$1.38
Cancelled	(182,551)	$2.87

Outstanding at December 31, 2008	3,658,869	$4.78	8.50	$1,271

Exercisable at December 31, 2008	1,087,686	$2.76	7.06	$1,152

Outstanding at December 31, 2008	3,658,869	$4.78
Granted	1,629,600	$4.13
Exercised	(53,790)	$3.78
Cancelled	(482,800)	$5.24

Outstanding at December 31, 2009	4,751,879	$4.52	8.11	$4,631

Exercisable at December 31, 2009	1,904,703	$3.98	6.86	$2,654

The total intrinsic value of the options exercised during the years ended December 31, 2007, 2008 and 2009 was $695, $27 and $4, respectively.

Proceeds from the exercise of options were $86, $38 and $204 for the years ended December 31, 2007, 2008 and 2009, respectively.

The weighted average fair value per share at date of grant for options granted during the years ended December 31, 2007, 2008 and 2009 was $2.99, $2.77 and $1.71, respectively. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized in expense over the vesting period of the options using the graded attribution method.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009

Volatility	66.12%	58.15%	52.79%
Expected life (years)	6.25	6.25	6.25
Risk-free interest rate	4.94%	2.38%	2.87%
Dividend yield	0.00	0.00	0.00

As the Company’s common stock is not publicly traded, the expected stock price volatilities are estimated based on historical realized volatilities of comparable publicly traded company stock prices over a period of time commensurate with the expected term of the option award. The expected life

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

represents the period of time for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life for options qualifying for treatment due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Total employee stock-based compensation expense was $990, $2,996 and $3,025 for the years ended December 31, 2007, 2008 and 2009, respectively.

At December 31, 2009, there was approximately $3,578 of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted average period of 1.11 years. The total fair value of stock options vested during the years ended December 31, 2007, 2008 and 2009 was $439, $1,374 and $2,765, respectively.

12.	Income Taxes

The provision for income taxes consists of the following:

	2007	2008	2009

Federal	$—	$—	$—
State	—	—	187

Total Current	—	—	187

Federal	—	228	865
State	—	65	279

Total Deferred	—	293	1,144

Total Tax Expense	$—	$293	$1,331

The current income tax provision for the year ended December 31, 2009 consisted of current state minimum taxes. The deferred provision for income tax expense for the years ended December 31, 2008 and 2009 relates to basis differences in indefinite lived intangible assets that cannot be offset by current year deferred tax assets.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

As of December 31, 2008 and 2009, the Company had gross deferred tax assets of $22,668 and $32,881, respectively, related primarily to net operating loss (“NOL”) carryforwards. Significant components of the Company’s deferred tax assets (liabilities) were as follows:

	December 31,
	2008	2009

Deferred tax assets:
Net operating loss carryforwards	$19,604	$27,438
Allowance for doubtful accounts	436	533
Depreciation	213	—
Intangible assets	78	390
Deferred revenue	387	846
Stock-based compensation	1,950	3,225
Accrued expenses and other	—	449

Total deferred tax assets	22,668	32,881
Valuation allowance	(20,228)	(29,970)

Net deferred tax assets	2,440	2,911
Deferred tax liabilities:
Depreciation	—	(955)
Goodwill	(265)	(1,263)
Intangible assets	(2,468)	(2,476)
Other	—	(30)

Total deferred tax liabilities	(2,733)	(4,724)

Net deferred tax liabilities	$(293)	$(1,813)

The Company has provided a valuation allowance against the net deferred tax assets to the extent it has been determined that it is more likely than not that such net deferred tax assets will not be realizable. If the Company achieves profitability, the net deferred tax assets may be available to offset future income tax liabilities. The deferred tax liability relates to basis differences in indefinite lived intangible assets that cannot be offset by deferred tax assets.

At December 31, 2009, the Company had approximately $67,086 of federal and state NOL carryforwards available to offset future taxable income, which expire from 2020 through 2029.

The full utilization of these losses in the future is dependent upon the Company’s ability to generate taxable income and could be limited due to ownership changes, as defined under the provisions of Section 382 of the Internal Revenue Code. The Company has not yet completed a detailed analysis to determine whether such an ownership change has occurred.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

The difference between the tax provision computed at the statutory rate and the tax provision recorded by the Company primarily relates to state and local income taxes and losses incurred for financial statement purposes for which no tax benefit has been recorded. A reconciliation between the statutory rate and the effective tax rate for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year Ended
	December 31,
	2007	2008	2009

Tax at statutory rate	$(3,548)	$(4,513)	$(6,192)
Permanent items	51	137	152
State taxes	—	42	302
Changes in valuation allowance	3,497	4,627	7,069

Total provision	$—	$293	$1,331

Effective January 1, 2007, the Company adopted the accounting guidance on uncertainties in income taxes. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

As of December 31, 2008 and 2009, the Company had unrecognized tax benefits of $0 and $31, respectively. Unrecognized tax benefits increased as of December 31, 2009 as a result of tax positions taken with respect to December 31, 2008. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes. There were no interest or penalties related to unrecognized tax benefits accrued at December 31, 2007, 2008 or 2009. The Company does not expect any significant increase in unrecognized tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or non-U.S. income tax examinations by tax authorities for years prior to 2006. However, to the extent U.S. federal and state NOL carryforwards are utilized, the use of the NOLs could be subject to examination by the tax authorities. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law.

13.	Commitments

Operating Leases:  The Company is a party to certain non-cancelable operating leases for office space. The future minimum lease commitments for these leases, which expire on various dates through 2018, net of related aggregate sublease rentals, are as follows as of December 31, 2009:

2010	$2,649
2011	2,426
2012	1,507
2013	1,175
2014	1,281
Thereafter	5,610

Sublease rentals	(1,205)

Net lease commitments	$13,443

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

Rent expense, net of sublease income, was approximately $481, $765 and $1,669 for the years ended December 31, 2007, 2008 and 2009, respectively.

Minimum Guaranteed Payments:  The Company has entered into certain agreements with website partners, pursuant to which the Company is required to pay minimum guaranteed payments over the term of the agreement, regardless of revenue generated by the Company. Future minimum guaranteed payments as of December 31, 2009 are as follows:

2010	$12,135
2011	5,026
2012	3,142
2013	1,324
2014	700
Thereafter	233

Total	$22,560

Certain minimum guaranteed payments with respect to these agreements are subject to reductions if specified performance metrics are not maintained by the other party.

14.	Benefit Plan

The Company sponsors a defined contribution 401(k) plan covering all eligible employees, which is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participants of the plan may make annual contributions up to the applicable IRS limit. The Company generally does not make contributions to the plan; however, prior to the merger of the former RHG 401(k) plan with the Company’s plan, employer contributions totaling $69 were made by the Company to the RHG 401(k) plan during the year ended December 31, 2008.

15.	Related Party Transactions

The Company licenses the rights to certain digital content from a third-party company, in exchange for certain royalty payments. The Company also purchases online advertising from this third party to market certain of its products and services. A former member of the Company’s Board of Directors was a member of this third party’s board of directors through 2007. For the years ended December 31, 2006 and 2007, the Company recognized royalty expense of $19 and $17 and media advertising expenses of $115 and $198, respectively, related to this third party.

At the time of the RHG acquisition (see Note 3), RHG was a party to an agreement with a third party. One of the Company’s directors (until October 2009), through an entity wholly-owned by such director, owns equity in such third party. For the years ended December 31, 2008 and 2009, the Company generated advertising and sponsorship revenue totaling $516 and $6,612 and incurred royalty expense of $449 and $4,048, respectively, relating to the agreement with this company.

16.	Subsequent Events

In January 2010, the Company entered into a three-year license and services agreement with a third party company for an application to be offered on one or more of the Company’s websites. Two of the Company’s directors currently serve on the board of directors of this company. The President of the Company served on the board of directors of this company until December 2009 and owns an equity position in it. Funds affiliated with certain of the Company’s directors own equity positions in this company.

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

17.	Quarterly Financial Data (unaudited)

The following tables summarize the quarterly financial data for the years ended December 31, 2008 and 2009:

	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$14,450	$15,917	$16,373	$22,672

Operating expenses:
Cost of revenue	10,121	8,910	7,756	8,442
Sales and marketing	2,174	2,829	3,441	6,059
Product development	2,911	3,025	3,372	5,566
General and administrative	2,208	2,594	2,616	5,488
Depreciation and amortization	660	825	875	1,980

Total operating expenses	18,074	18,183	18,060	27,535

Loss from operations	(3,624)	(2,266)	(1,687)	(4,863)
Interest (expense) income, net	1	(110)	(138)	(208)

Loss before provision for income taxes	(3,623)	(2,376)	(1,825)	(5,071)
Provision for income taxes	0	0	0	(293)

Net loss	$(3,623)	$(2,376)	$(1,825)	$(5,364)

Net loss per common share — basic and diluted	$(0.55)	$(0.36)	$(0.28)	$(0.82)

Weighted average common shares outstanding — basic and diluted	6,550,604	6,558,900	6,564,246	6,564,654

EVERYDAY HEALTH, INC.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$18,592	$20,408	$22,493	$28,618

Operating expenses:
Cost of revenue	11,400	10,092	9,265	8,696
Sales and marketing	5,253	5,255	4,372	5,936
Product development	5,605	5,686	4,266	4,635
General and administrative	3,907	4,214	3,644	4,474
Depreciation and amortization	2,413	2,478	2,442	2,454

Total operating expenses	28,578	27,725	23,989	26,195

Income (loss) from operations	(9,986)	(7,317)	(1,496)	2,423
Interest expense, net	(189)	(185)	(449)	(491)

Income (loss) before provision for income taxes	(10,175)	(7,502)	(1,945)	1,932
Provision for income taxes	(278)	(278)	(278)	(497)

Net income (loss)	$(10,453)	$(7,780)	$(2,223)	$1,435

Net income (loss) per common share:
Basic	$(1.59)	$(1.19)	$(0.34)	$0.22

Weighted average common shares outstanding:
Basic	6,564,654	6,564,654	6,580,644	6,617,235

Everyday Health, Inc.

Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated statement of operations is based on the historical consolidated financial statements of Everyday Health, Inc. (the “Company”) and Revolution Health Group LLC (“RHG”) and is presented to give effect to the October 7, 2008 acquisition of RHG as if the acquisition occurred on January 1, 2008. The historical consolidated financial information has been adjusted on a pro forma basis to give effect to events that are (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results.

The unaudited pro forma adjustments are based on currently available information and assumptions that we believe to be reasonable under the circumstances. The unaudited pro forma consolidated financial statements are for informational purposes only and are not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the date indicated, and such data does not purport to project the results of operations for any future period. The unaudited pro forma consolidated statement of operations does not reflect the benefits that may result from synergies that may be derived from any integration activities.

The unaudited pro forma consolidated statement of operations should be read in conjunction with the Company’s consolidated financial statements and notes to the consolidated financial statements and other information in “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2008

	Historical
	Everyday	Historical
	Health, Inc.(1)	RHG(2)	Adjustments		Pro Forma
	(in thousands, except share and per share data)

Revenues	$69,412	$17,669	$(931	)(4)	$86,150

Operating expenses:
Cost of revenue	35,229	—	10,660	(6)	45,889
Sales and marketing	14,503	22,668	(10,660	)(6)	26,511
Product development	14,874	16,929	202	(6)	32,005
General and administrative	12,906	20,698	10	(6)	33,614
Restructuring expenses	—	2,805	(2,805	)(6)	—
Loss on investment in affiliated company	—	416	—		416
Depreciation and amortization	4,340	4,685	(1,381	)(3)	7,644

Total operating expenses	81,852	68,201	(3,974)		146,079

Loss from operations	(12,440)	(50,532)	3,043		(59,929)
Interest expense, net	(455)	(172)	—		(627)

Loss before provision for income taxes	(12,895)	(50,704)	3,043		(60,556)
Provision for income taxes	(293)	—	(800	)(5)	(1,093)

Net loss	$(13,188)	$(50,704)	$2,243		$(61,649)

Net loss per common share — basic and diluted	$(2.01)				$(9.40)

Weighted-average common shares outstanding	6,559,614				6,559,614

(1)	Includes financial data for RHG from the October 7, 2008 acquisition date through December 31, 2008.

(2)	Represents the period from January 1, 2008 to October 6, 2008.

(3)	Represents the elimination of RHG historical depreciation and amortization of $4,685 for the period from January 1, 2008 to September 30, 2008, offset by RHG depreciation expense of $1,476 for the same period as a result of recording the acquired property and equipment at a fair value of $6,395 with an estimated average remaining useful life of 39 months and amortization expense of $1,828 for the same period as a result of recording intangible assets at fair value. Identifiable long-lived intangible assets with definite lives are amortized on a straight line basis over the expected life of five years for customer relationships and seven years for agreements with certain of the Company’s website partners.

(4)	Represents a decrease in revenue of $931 for the period from January 1, 2008 to September 30, 2008, from the adjustment recorded as of October 7, 2008 to reduce the deferred revenue balance on billed but unearned license fees to fair value.

(5)	Represents the deferred tax liability related to a basis differences in indefinite lived intangible assets acquired in the acquisition that cannot be offset by deferred tax assets.

(6)	Represents the aggregate impact of (i) the reclassification of $10,660 of costs from sales and marketing to cost of revenue to conform to the Company’s presentation, (ii) the reclassification of $202 and $10 of costs from restructuring expense to product development and general and administrative, respectively, to conform to the Company’s presentation, and (iii) the elimination of $2,593 of severance costs from restructuring expenses incurred by RHG prior to the Company’s October 2008 acquisition; assuming a January 1, 2008 pro forma acquisition date, these employees would have been involuntarily terminated by the Company upon acquisition pursuant to an exit plan, thus eliminating this expense and increasing the cost of the acquired entity.

Notes to Unaudited Pro Forma Consolidated Financial Statements
(in thousands, except share and per share data)

Note 1.	Basis of Presentation

In October 2008, the Company acquired all of the outstanding equity of RHG, which operated certain health-related websites targeted to both consumers and healthcare providers. The purchase price was valued at $72,793, consisting of 8,930,966 shares of Series E redeemable convertible preferred stock valued at $71,250, and $1,543 of acquisition costs. The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The results of operations of RHG have been included in the consolidated financial statements of the Company from October 7, 2008, which was the closing date of the acquisition.

The accompanying unaudited pro forma consolidated financial statements present the pro forma results of operations of the consolidated company based upon the historical financial statements of the Company and RHG, after giving effect to the acquisition and adjustments described in this footnote, to reflect the pro forma results of operations as if the acquisition occurred on January 1, 2008.

The accompanying unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring expenses which may result from the integration of the operations of the Company and RHG.

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid:

Cash	$15,302
Accounts receivable	7,085
Prepaid expenses and other current assets	1,857
Property and equipment	6,395
Goodwill	52,461
Intangible assets	18,400
Accounts payable	(5,901)
Accrued expenses	(20,037)
Deferred revenue	(2,441)
Other current liabilities	(328)

Total consideration paid	$72,793

During the year ended December 31, 2008, goodwill of $52,461 and other intangible assets of $18,400 were recorded in connection with the RHG acquisition. The intangible assets are comprised of $9,400 relating to customer relationships with estimated useful lives of five years, $3,900 relating to agreements with certain of the Company’s website partners with estimated useful lives of seven years, and $5,100 relating to trade names with an indefinite useful life.

Report of Independent Auditors

Board of Directors
Revolution Health Group LLC

We have audited the consolidated balance sheets of Revolution Health Group LLC (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in members’ equity and cash flows for each of the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as of and for the year ended December 31, 2006 of ConnectYourCare Company LLC, a majority-owned subsidiary, which represents 3% of total consolidated assets as of December 31, 2006 and 9% of the consolidated net loss for the year ended December 31, 2006. We also did not audit the financial statements as of and for the year ended December 31, 2006 of RediClinic LLC, a majority-owned subsidiary, which represents 13% of total consolidated assets as of December 31, 2006 and 4% of the consolidated net loss for the year ended December 31, 2006. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for ConnectYourCare Company LLC and RediClinic LLC, as of and for the year ended December 31, 2006 is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Revolution Health Group LLC as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Revolution Health Group LLC will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The 2007 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/
Ernst & Young LLP

McLean, VA
September 19, 2008
except for Note 17, as to which the date is
January 22, 2010

Revolution Health Group LLC

Consolidated Balance Sheets

	December 31,		September 30,
	2006	2007	2008
			(unaudited)
	(in thousands)

Assets
Cash and cash equivalents	$11,032	$5,209	$16,845
Restricted cash	—	2,767	—
Accounts receivable, net	1,231	3,105	7,085
Prepaid expenses and other current assets	2,359	1,815	1,857

Total current assets	14,622	12,896	25,787

Property and equipment, net	11,568	6,562	4,568
Goodwill	32,716	41,566	41,768
Intangible assets, net	1,664	22,496	19,992
Investment in affiliated company	—	14,732	—
Other assets	358	1,048	750

Total assets	$60,928	$99,300	$92,865

Liabilities and members’ equity
Liabilities:
Accounts payable	$5,509	$2,843	$5,901
Accrued expenses	6,774	5,265	10,612
Due to seller	741	24,052	1,000
Related-party note payable	—	5,012	162
Deferred revenue	—	1,776	4,203
Accrued restructuring expenses	—	1,571	632
Other current liabilities	578	525	165

Total current liabilities	13,602	41,044	22,675

Share-based liability	3,395	5,124	—
Other liabilities	479	148	175

Total long-term liabilities	3,874	5,272	175

Total liabilities	17,476	46,316	22,850
Minority interest	6,212	99	—
Members’ equity	37,240	52,885	70,015

Total liabilities and members’ equity	$60,928	$99,300	$92,865

See accompanying notes.

Revolution Health Group LLC

Consolidated Statements of Operations

			Nine Months
			Ended
	Year Ended December 31,		September 30,
	2006	2007	2007	2008
			(unaudited)
	(in thousands)

Revenue	$314	$6,650	$3,568	$17,669

Operating expenses:
Sales and marketing	7,379	24,517	16,224	22,668
Technology, operations and product development	30,312	41,208	34,542	16,929
General and administrative	17,255	22,590	14,751	20,698
Restructuring expenses	—	3,202	—	2,805
Loss on investment in affiliated company	4,632	268	—	416
Depreciation and amortization	1,412	4,504	2,972	4,685

Total operating expenses	60,990	96,289	68,489	68,201

Loss from operations	(60,676)	(89,639)	(64,921)	(50,532)

Other income (expense), net:
Interest income (expense), net	403	948	672	(172)
Other (expense) income, net	127	(367)	77	—

Total other income (expense), net	530	581	749	(172)

Net loss from continuing operations	(60,146)	(89,058)	(64,172)	(50,704)
Minority interest in loss	107	89	59	—

Loss before discontinued operations	(60,039)	(88,969)	(64,113)	(50,704)
Discontinued operations	(13,669)	(8,923)	(14,852)	—

Net loss	$(73,708)	$(97,892)	$(78,965)	$(50,704)

See accompanying notes.

Revolution Health Group LLC

Consolidated Statements of Changes in Members’ Equity

	Capital Units									Total
	Class A	Class B	Class C	Class E	Class F	Class G	Class H	Class I	Accumulated	Members’
	Units	Units	Units	Units	Units	Units	Units	Units	Deficit	Equity
	(in thousands)

Balance at December 31, 2005	$40,000	$10,000	$1,100	$—	$—	$—	$—	$—	$(13,625)	$37,475
Member contributions	40,000	10,000	—	25,000	—	—	—	—	—	75,000
Stock compensation expense related to restricted Class C units	—	—	888	—	—	—	—	—	—	888
Loan to unit holder	—	(220)	—	—	—	—	—	—	—	(220)
Stock compensation expense related to long-term incentive plans	—	—	—	—	—	—	—	—	287	287
Adjustment due to change in long-term incentive plan	—	—	—	—	—	—	—	—	(480)	(480)
Adjustment to redemption value for certain minority interest stockholders	—	—	—	—	—	—	—	—	(1,902)	(1,902)
Subsidiary dividend payment	—	—	—	—	—	—	—	—	(100)	(100)
Net loss	—	—	—	—	—	—	—	—	(73,708)	(73,708)

Balance at December 31, 2006	80,000	19,780	1,988	25,000	—	—	—	—	(89,528)	37,240
Member contributions	—	—	—	25,000	25,000	—	—	—	—	50,000
Stock compensation expense related to restricted Class C units	—	—	450	—	—	—	—	—	—	450
Gain on sale of RediClinic	—	—	—	—	—	—	—	—	15,300	15,300
Gain on sale of Extend Health	—	—	—	—	—	—	—	—	18,452	18,452
Issuance of Class G units	—	—	—	—	—	17,061	—	—	—	17,061
Issuance of Class H units	—	—	—	—	—	—	7,500	—	—	7,500
Reversal of adjustment to redemption value for minority interests due to sale of subsidiary	—	—	—	—	—	—	—	—	4,774	4,774
Net loss	—	—	—	—	—	—	—	—	(97,892)	(97,892)

Balance at December 31, 2007	80,000	19,780	2,438	50,000	25,000	17,061	7,500	—	(148,894)	52,885
Member contributions (unaudited)	—	—	—	35,000	—	—	—	22,700	—	57,700
Stock compensation expense related to restricted Class C units (unaudited)	—	—	792	—	—	—	—	—	—	792
Gain on sale of investment in affiliate (unaudited)	—	—	—	—	—	—	—	—	734	734
Issuance of Class G units (unaudited)	—	—	—	—	—	8,608	—	—	—	8,608
Net loss (unaudited)	—	—	—	—	—	—	—	—	(50,704)	(50,704)

Balance at September 30, 2008 (unaudited)	$80,000	$19,780	$3,230	$85,000	$25,000	$25,669	$7,500	$22,700	$(198,864)	$70,015

See accompanying notes.

Revolution Health Group LLC

Consolidated Statements of Cash Flows

			Nine Months
	Year Ended		Ended
	December 31,		September 30,
	2006	2007	2007	2008
			(unaudited)
	(in thousands)
Cash flows from operating activities
Net loss	$(73,708)	$(97,892)	$(78,965)	$(50,704)
Adjustments to reconcile net loss to net cash used in operating activities:				—
Depreciation and amortization	2,885	5,809	3,639	4,685
Stock compensation expense related to long-term incentive plans	3,202	1,729	1,638	800
Stock compensation expense for restricted Class C units	888	450	338	792
Stock compensation gain on termination of long-term incentive plans	—	—	—	(5,924)
Loss in affiliated company	4,632	268	—	416
Loss attributable to minority interest	(4,281)	(2,148)	(1,203)	—
Gain on sale of investment in affiliated company	—	(8,219)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(629)	524	(808)	(3,980)
Prepaid expenses and other assets	(2,374)	(744)	(803)	256
Deferred revenue	—	(772)	872	2,225
Accounts payable and accrued expenses	(290)	(1,421)	520	7,382

Net cash used in operating activities	(69,675)	(102,416)	(74,772)	(44,052)

Cash flows from investing activities
Purchases of property and equipment, net	(9,326)	(127)	(87)	47
Purchases of businesses, net of cash acquired	(4,044)	(7,809)	(6,588)	—
Acquisition of intangible assets, net	(63)	(446)	(171)	—
Sale of businesses, net of cash disposal	—	34,212	13,796	—
Investment in affiliate	—	(7,500)	—	—
Proceeds from sale of investment in affiliate	—	—	—	15,050
Change in restricted cash	—	(2,617)	(3,960)	2,767
Payment due to seller of businesses	—	(400)	(741)	(14,543)

Net cash (used in) provided by investing activities	(13,433)	15,313	2,249	3,321

Cash flows from financing activities
Payments on capital leases/deferred rent	(127)	(259)	(174)	(333)
Capital contributions	75,000	50,000	50,000	17,700
Issuance of related-party note	—	5,012	—	35,000
Proceeds from minority interest holders	—	26,527	26,527	—
Payment of dividend	(100)	—	—	—
Loan to unit holder	(220)	—	—	—

Net cash provided by financing activities	74,553	81,280	76,353	52,367

Net (decrease) increase in cash and cash equivalents	(8,555)	(5,823)	3,830	11,636
Cash and cash equivalents, beginning of period	19,587	11,032	11,032	5,209

Cash and cash equivalents, end of period	$11,032	$5,209	$14,862	$16,845

Supplemental disclosures of cash flow information
Shares issued as forgiveness of related party note	$—	$—	$—	$40,000

Adjustment to redemption value of minority interest	$1,902	$(4,774)	$—	$—

Shares issued for purchases of businesses	$—	$24,561	$17,061	$—

Amounts due to sellers	$741	$23,668	$5,545	$8,608

Acquisition of capital leases	$544	$—	$—	$—

See accompanying notes.

Revolution Health Group LLC

Notes to Consolidated Financial Statements
(in thousands, except unit and per unit data)

1.	Organization and Description of Business

Revolution Health Group LLC (the “Company” or “RHG”) is a Delaware limited liability company (“LLC”) formed on March 28, 2005. The Company is a leading consumer-centric health company founded to transform how people approach their overall health and wellness by putting them at the center of their own healthcare. The cornerstone of the Company is the Revolution Health Network, with its flagship www.RevolutionHealth.com, a consumer health and medical information website that marries expert content and tools with the power of social networking and websites www.CarePages.com, and www.HealthTalk.com. The Company also offers to employers premium services that provide health information, customized tools and rewards to their employees; an online health information network for the chronically ill; and a leading online service that enables communication among family and friends when someone is receiving care.

As of December 31, 2007, the Company was 68% owned by Revolution Management Company, LLC (“RMC”), with the remaining 32% owned by other individuals and entities.

The Company shall continue in existence until unanimous consent of the members to dissolve or through judicial dissolution. In commencing operations, the Company received cash capital contributions from its members (see Note 10). The terms and conditions of such, together with the rights and obligations of the members, were contained in the Company’s LLC Agreement dated March 28, 2005, which has subsequently been amended. As an LLC, no member shall be obligated personally for any debt, obligation or liability of the Company; all such debt, obligations and liabilities are the sole responsibility of the Company. No member of the Company shall have the right to withdraw capital or demand or receive distributions or other returns of any amount in its capital account except as outlined within the operating agreement.

See Note 17 for discussion on changes to the Company’s organizational structure, including the October 2008 acquisition of the Company by Waterfront Media Inc.

2.	Management’s Plan

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since inception, the Company has incurred, and continues to incur, significant losses from operations. In addition, the Company needs to raise additional capital to continue its business operations and fund deficits in operating cash flow. The Company plans to merge with Waterfront Media Inc., as described in Note 17, which will provide the additional capital to finance the development of its business operations, although this capital raise cannot be assured.

The Company’s ability to continue as a going concern is dependent on either the completion of the merger with Waterfront Media Inc. or its success at raising additional capital sufficient to meet its obligations on a timely basis, and to ultimately attain profitability. Management is confident of its ability to complete the merger or raise the necessary funds for the Company’s growth and development activities. However, there is no assurance that the Company will raise capital sufficient to enable the Company to continue its operations for the next 12 months.

In the event the Company is unable to successfully raise additional capital, it is unlikely that the Company will have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in the event new financing is not obtained, the Company will likely reduce product development, technology, marketing and general and administrative expenses until it is able to obtain sufficient financing to do so.

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

These factors could significantly limit the Company’s ability to continue as a going concern. The consolidated balance sheets do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

See Note 17 for discussion on changes to the Company’s organizational structure, including the October 2008 acquisition of the Company by Waterfront Media Inc.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements comprise the accounts of the Company and its wholly and majority owned subsidiaries. In consolidation, all significant intercompany profits, transaction and balances have been eliminated. The Company consolidates all entities in which it has a controlling financial interest.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity of 90 days or less from date of purchase to be cash equivalents. The Company maintains its cash balances in highly rated financial institutions. At times, such cash balances exceed the Federal Deposit Insurance Corporation limit. At December 31, 2007, restricted cash represents amounts placed in escrow in connection with a 2007 acquisition, as more fully described in Note 4. The fair value of these investments are based on quoted market prices, which are Level 1 inputs, pursuant to the fair value accounting standard which establishes a framework for measuring fair value and requires disclosures about fair value measurements by establishing a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Certain equipment held under capital leases is classified as property and equipment and is amortized using the straight-line method over the term of the lease. The Company depreciates its property and equipment using the straight-line basis over the estimated useful lives of the assets. The Company incurs costs to develop its website applications. The Company capitalizes its costs to develop software for its website and other internal uses when preliminary development efforts are successfully completed, management has authorized and committed the project funding and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are probable to result in additional functionality are capitalized. Estimated useful lives are as follows:

Computer hardware and software	3 — 5 years
Furniture and fixtures	5 years
Website development costs	2 — 3 years
Leasehold improvements	Shorter of useful life or lease term

Investments in Equity Securities

Investments in equity securities include the Company’s ownership interests in affiliated companies that it does not control, which are accounted for under the equity method of accounting. Under

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

this method of accounting, the Company’s share of the net earnings or losses of the affiliated companies is included in loss on investment in affiliated company.

For the period commencing on the date of the Company’s first ownership in RediClinic LLC (“RediClinic”) on September 8, 2005 through the closing of the Company’s acquisition of Class E shares in RediClinic on October 25, 2006, the Company used the equity method of accounting to account for its minority interest in RediClinic (see Note 4). After the Company’s purchase of a majority stake in RediClinic on October 25, 2006, the Company consolidated RediClinic for the remainder of 2006 and until the disposition of its interest in May 2007 (see Note 5).

Goodwill and Other Intangible Assets

Management evaluates the recoverability of the carrying amount of goodwill at the reporting unit level annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Current and estimated future profitability and the reporting unit’s valuation are the primary indicators used to assess the recoverability of goodwill. The Company evaluates its goodwill and trade names for impairment annually on October 31, and when events and circumstances warrant such review. As of September 30, 2008 (unaudited), there have been no indicators of impairment of goodwill or trade names. In making this determination, management considered that the Company was contemplating a merger with Waterfront Media Inc. which was expected to close in October 2008, as described in Note 17.

Other intangible assets, primarily purchased technology and customer relationships, have been recorded at fair value determined at the time of acquisition and are being amortized on a straight-line basis over estimated useful lives of two to three years.

Long-Lived Assets (Excluding Goodwill)

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows is less than the carrying amount of the long-lived assets being evaluated. Any write-downs are treated as permanent reductions in the carrying amounts of the assets. The Company believes the carrying values of its assets as of December 31, 2006 and 2007 and September 30, 2008 (unaudited) are fully realizable.

Operations that have been disposed of are classified as discontinued operations in the accompanying consolidated statements of operations.

Revenue Recognition

The Company’s revenues are primarily derived from amounts charged to customers for the purchase of products and services, including advertising, commissions, fees for clinic services and administration fees. Revenue is recognized after the following conditions are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the seller’s price to the buyer is fixed or determinable and 4) collectibility is reasonably assured.

Stock-Based Compensation

Stock options and other share-based payments made to employees are accounted for as compensation expense and recorded at fair value. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options.

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

Income Taxes

The Company is a limited liability company and as such, taxable income is passed through to the members. A subsidiary, CarePages, Inc., is a C-Corporation for tax purposes. Accordingly, income taxes for this subsidiary are accounted for using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. A valuation allowance has been established for all deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

Leases

The Company recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term, including reasonably assured renewal periods.

Concentration of Credit Risk

One customer made up 15% of the Company’s revenue and no individual customer accounted for more than 10% of the Company’s accounts receivable in 2006. In 2007, none of the Company’s customers individually accounted for more than 10% of the Company’s revenue or accounts receivable. The Company’s revenue is principally generated in the U.S. An adverse change in economic conditions in the U.S. could negatively affect the Company’s revenue and results of operations.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2008, the consolidated statements of operations and cash flows for the nine month periods ended September 30, 2007 and 2008, and the consolidated statements of changes in members’ equity for the nine months ended September 30, 2008 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position, results of its operations and cash flows for the nine month periods ended September 30, 2007 and 2008. The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or any other future periods. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2006 and 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.

Fair Value of Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable approximated their carrying amounts due to the relatively short maturity of these items.

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

Risks and Uncertainties

The Company’s operations are subject to certain risks and uncertainties inherent in an early-stage business in the technology industry. The risks include rapid technology changes, effectiveness of the Company’s product marketing strategies, constrained management resources, the need to manage growth, the need to retain key personnel and protect intellectual property and the availability of additional capital financing on terms acceptable to the Company.

Recent Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that provides for a codification of accounting standards (the “Codification”) which was effective for the Company in the third quarter ended September 30, 2009. The Codification became the single authoritative source for U.S. GAAP. The Company has adopted this disclosure guidance and, accordingly, previous references to U.S. GAAP accounting standards are no longer used by the Company in its disclosures accompanying the consolidated financial statements. The Codification does not affect the Company’s consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued a new standard which sets forth general standards of accounting for and the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has applied the requirements of this standard effective September 30, 2009 which did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. In accordance with this standard, the Company evaluated subsequent events through January 22, 2010, the date these consolidated financial statements are available to be filed with the Securities and Exchange Commission.

In December 2007, the FASB issued a new standard that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquired entity and the goodwill acquired. The standard also establishes disclosure requirements that will enable users of the financial statements to evaluate the nature and financial effects of the business combination. The standard is effective for the Company on January 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and is not expected to have a material impact on the Company in 2009, as discussed in Note 17.

In February 2007, the FASB issued a new standard that expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. A company may elect to use fair value to measure its financial assets and liabilities. If the use of fair value is elected, any up-front costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to retained earnings. Subsequent to the adoption changes in fair value are recognized in earnings. The standard is effective for the Company beginning January 1, 2008. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued a standard that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and requires enhanced disclosures about fair value measurements. The standard does not require any new fair value

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

measurements. The standard is effective for the Company beginning January 1, 2008. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

4.	Business combinations and Investment in Affiliated Company

Overview

Since its inception in March 2005 through 2007, the Company made numerous acquisitions. The purpose of each of these acquisitions was to enhance the Company’s offering of health information products, tools and services. The fair values of each acquisition, plus costs associated with the transactions, were allocated to assets acquired and liabilities assumed based on their respective fair values. The fair values assigned to the intangible assets were based on their replacement costs or on discounted future cash flows. In determining the valuation of the intangible asset, various factors were considered, including the number of years each acquired company had been in existence and the stage of the company lifecycle that each acquired company was in prior to the acquisition.

Minority interests were recorded based upon the book value of each acquired company immediately following the transaction closing. Minority interest as of December 31, 2006 was adjusted for two components: the Company’s share of net losses of the affiliated companies and the adjustment to redemption value for certain minority interest stockholders. All other assets and liabilities were recorded at their net book values, which approximated their fair values on the date of the transaction closing.

The results of operations for each of these acquisitions have been included in the consolidated financial results of the Company from the date of acquisition through December 31, 2006 and 2007. In the cases of ConnectYourCare Company LLC (“ConnectYourCare”), Extend Health, Inc. (“Extend Health”) and RediClinic, which were each disposed of in 2007, their results have been recorded as discontinued operations for 2006 and 2007.

2007 Acquisitions

CarePages

On May 4, 2007, the Company completed a merger and reorganization with TLContact, Inc. (“CarePages”), a Delaware corporation that offers a web-based tool to hospitals and consumers that allows patients to communicate with friends and family. The acquisition was accomplished through the issuance of stock valued at $17,061 and cash of $7,598 paid upon the transaction closing, with an additional $2,847 in stock and $3,960 in cash placed in escrow, plus transaction costs of $306. In connection with the acquisition, the Company agreed to additional contingent consideration of $5,685 in stock and $4,315 in cash to be paid out in 2008, upon CarePages’ achievement of certain 2007 revenue and audience targets. At December 31, 2007, CarePages had met the revenue and audience targets and an accrual for $10,000 has been reflected in the accompanying consolidated balance sheets, as “Due to seller.” Additionally, the escrow amounts discussed above are reflected in the consolidated balance sheets under the caption “Due to seller.” The Company settled the outstanding balance as of September 30, 2008 (unaudited).

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

The purchase price allocation was as follows:

Net assets	$134
Intangible assets — non-compete	232
Intangible assets — customer relationships	13,456
Intangible assets — trade name	4,508
Goodwill	24,678

Total allocation of acquisition costs	$43,008

HealthTalk

On December 5, 2007, the Company entered into an asset purchase agreement with Informed Medical Communications, Inc. (“IMC”) pursuant to which RHG acquired from IMC all of the assets of HealthTalk, Inc. and certain assets of RX Dialogue, Inc. (collectively “HealthTalk”), a business providing patient and caregiver education and providing promotional advertising and marketing services to patients for an aggregate purchase price of $11,000.

The Company paid $4,000 of the purchase price to IMC on the closing of the asset purchase and agreed to pay IMC $7,000 in four consecutive quarterly payments beginning March 30, 2008. The Company imputed interest on this note using a 5.13% interest rate and recorded a discount of approximately $205. The discount is being amortized to interest expense over the life of the note. This amount is reflected in the accompanying December 31, 2007 balance sheet in the caption “Due to seller.’’ At September 30, 2008 (unaudited), the outstanding balance was $1,000.

The purchase price allocation was as follows:

Net tangible assets	$756
Intangible assets — trade name	5,739
Goodwill	4,675

Net assets acquired	$11,170

2007 Investment in Affiliated Company

SparkPeople, Inc.

On December 3, 2007, RHG purchased 15,000,000 shares of Series A preferred stock of SparkPeople, Inc. (“SparkPeople”) in exchange for $15,000 in cash. Concurrently, SparkPeople purchased 3,000,000 of the Company’s Class H units for $7,500 in cash. SparkPeople provides a goal-setting website focused on nutrition and fitness. The purchase of the Series A preferred stock provided RHG with a 21% ownership interest in SparkPeople, which is accounted for under the equity method of accounting for non-controlling investments.

In August 20, 2008, the Company sold its interest in Spark People to Revolution Spark, LLC. The purchase price was $15,050 for equity ownership of 15,000,000 shares of Series A preferred stock. As Revolution Spark, LLC is a wholly owned subsidiary of the majority owner of the Company, no gain related to this sale was recorded in the consolidated statements of operations. A gain of $734 was recorded through the consolidated statements of changes in members’ equity.

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

2006 Acquisitions

RemedyFind, Inc.

On July 10, 2006, the Company entered into an asset purchase agreement with RemedyFind, Inc. (“RemedyFind”) pursuant to which RHG acquired from RemedyFind certain assets for an aggregate purchase price of $3,000. The Company paid $2,200 of the purchase price to RemedyFind on the closing of the asset purchase and agreed to pay RemedyFind $400 on each of the first and second anniversaries of the closing. The Company imputed interest on this note using a 7% interest rate and recorded a discount of approximately $81. The discount is being amortized to interest expense over the life of the note. The Company also incurred transaction costs of $57.

The purchase price allocation was as follows:

Net tangible assets	$300
Goodwill	2,675

Net assets acquired	$2,975

RediClinic

On September 8, 2005, the Company purchased 2,880,000 shares of Class C units of RediClinic in exchange for $4,306 in cash plus $201 of transaction costs. RediClinic is the owner and operator of retail health clinics. The purchase of these Class C units provided the Company with a 14% interest in RediClinic.

The Company also received rights to purchase additional units at agreed-upon terms at various dates. The Company allocated $1,014 of the $4,507 purchase price to a separately identified asset titled “options in affiliated company” to account for these purchase rights. The amount allocated was determined based upon the relative fair values of the Class C units and the options to purchase additional units. The fair value of the options was calculated using a Black-Scholes option pricing model with the following assumptions: volatility of 50%, dividend yield of 0%, risk-free interest rates ranging from 3.73% to 3.88%, and expected terms ranging from seven months to 31 months.

On April 25, 2006, the Company acquired 12,900,000 Class D units of RediClinic for an aggregate purchase price of $18,060 with $5,515 paid upon closing (which occurred on April 25, 2006); $3,515 paid on June 30, 2006; and $4,515 to be paid on September 30, 2006 and December 31, 2006. These Class D units increased the Company’s ownership percentage in RediClinic to 49% and amended the Company’s rights to purchase additional units in RediClinic.

In recording this transaction, the Company remeasured the fair value of its rights and adjusted the recorded value of “options in affiliated company” from $1,014 to $913. The fair value of the options was calculated using a Black-Scholes option pricing model with the following assumptions: volatility of 50%, dividend yield of 0%, risk-free interest rate of 4.99% and expected terms ranging from eight months to 23 months.

On October 23, 2006, the Company entered into a second amended and restated transaction agreement with RediClinic, pursuant to which the parties agreed to: (1) cancel the obligation of the Company to fund the remaining $9,030 to have been paid in equal parts by September 30, 2006 and December 31, 2006 in connection with its purchase of 12,900,000 Class D units of RediClinic; (2) issue 7,976,691 Class E units of RediClinic to the Company for $5,400, which increased the Company’s ownership percentage in RediClinic to 59%; (3) offer 7,600,000 Class F units to existing stockholders of RediClinic, including the Company, on a pro rata basis for $1.00 per share and (4) cancel the

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

options. Effective with the closing of this transaction, the Company obtained majority control of RediClinic, and the Company commenced consolidating the operations of RediClinic.

On December 1, 2006, RediClinic issued 7,569,700 Class F units, of which 3,805,000 units were purchased by the Company for $1.00 per unit. The Company’s ownership percentage was decreased to 58%.

The Company’s total cash investment in RediClinic was $22,961, which was reduced by equity method losses of $5,451. Upon obtaining majority control of RediClinic, the remaining investment of $17,510 was allocated as follows:

Net assets	$7,927
Goodwill	12,944
Minority interests	(3,361)

Total allocation of purchased interest	$17,510

The Company sold its ownership in RediClinic in 2007 (see Note 5).

5.	Discontinued Operations

Sale of RediClinic Interest to Revolution Clinics LLC

On May 4, 2007, RHG and Revolution Clinics LLC (“RevoClinics”) entered into a share purchase agreement pursuant to which RHG sold RevoClinics its ownership in RediClinic for aggregate cash consideration of $23,000. As RevoClinics is a wholly owned subsidiary of the majority owner of the Company, no gain related to this sale was recorded in the consolidated statements of operations. A gain of $15,300 was recorded through the consolidated statements of changes in members’ equity. Goodwill of $12,944 was eliminated as part of the disposal.

Sale of ConnectYourCare Interest to Express Scripts, Inc.

On October 10, 2007, the Company sold its ownership interest in ConnectYourCare to Express Scripts, Inc. (“ESI”) for $11,068 in cash. A gain on the sale of investment of $8,219 has been recorded in the accompanying consolidated financial statements as of December 31, 2007. Goodwill of $3,213 was eliminated as part of the disposal. The Company and ESI established an escrow account containing a portion of the purchase price in connection with this transaction, for the purpose of securing indemnifiable claims under the purchase agreement. The portion of the escrow account that is potentially payable to the Company is $750.

Sale of Extend Health to Revolution Management Company, LLC

On December 14, 2007, the Company sold its ownership interest in Extend Health to RMC and other private investors for aggregate cash consideration of $19,500. As RMC is the majority owner of the Company, no gain related to this sale was recorded in the consolidated statements of operations. A gain of $18,485 was recorded through the consolidated statements of changes in members’ equity. Goodwill of $4,344 was eliminated as part of the disposal.

The operating results for the three dispositions described above, at December 31, 2006 and 2007 and September 30, 2007 (unaudited), are reflected in the consolidated statements of operations as discontinued operations for the periods presented. There were no discontinued operations for the nine months ended September 30, 2008 (unaudited). The results of discontinued operations for the

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

years ended December 31, 2006 and 2007 and the nine months ended September 30, 2007 (unaudited), are as follows:

			Nine Months
	Year Ended		Ended
	December 31,		September 30,
	2006	2007	2007
			(unaudited)

Revenues:
Revenue	$3,896	$6,497	$6,071
Interest and other income	560	143	83

Total revenues	4,456	6,640	6,154

Expenses:
Sales and marketing	7,298	6,945	6,515
Technology, operations and product development	5,207	806	556
General and administrative	8,015	16,785	14,412
Depreciation and amortization	1,473	1,305	667
Other expenses	306	—	—

Total expenses	22,299	25,841	22,150

Loss from discontinued operations before minority interest	(17,843)	(19,201)	(15,996)
Minority interest	4,174	2,059	1,144
Gain on sale	—	8,219	—

Loss from discontinued operations	$(13,669)	$(8,923)	$(14,852)

6.	Property and Equipment

Property and equipment consisted of the following as of December 31, 2006 and 2007 and September 30, 2008 (unaudited):

	2006	2007	2008
			(unaudited)

Computer hardware and software	$9,398	$7,416	$6,931
Furniture and fixtures and leasehold improvements	2,857	2,196	2,157
Website development costs	895	245	—

Total property and equipment	13,150	9,857	9,088
Less accumulated depreciation and amortization	(1,582)	(3,295)	(4,520)

Property and equipment, net	$11,568	$6,562	$4,568

Computer hardware and software above includes $639, $651 and $651 of equipment under capital leases as of December 31, 2006 and 2007 and September 30, 2008 (unaudited), respectively.

Depreciation and amortization expense, which includes amortization of assets held under capital lease, related to property and equipment was $725, $2,132, $1,181 and $1,947 net of $822, $835, $563 and $0 related to discontinued operations for the years ended December 31, 2006 and 2007 and the nine months ended September 30, 2007 and 2008 (unaudited), respectively.

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

7.	Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following as of December 31, 2006 and 2007 and September 30, 2008 (unaudited):

	2006	2007	2008
			(unaudited)

Goodwill	$32,716	$41,566	$41,768

Trade names	$—	$10,247	$10,247

Domain names	79	225	209
Less accumulated amortization	(27)	(74)	(103)

	52	151	106

Patents and trademarks	81	86	—
Less accumulated amortization	(12)	(59)	—

	69	27	—

Customer relationships	—	13,456	13,456
Less accumulated amortization	—	(1,794)	(4,052)

	—	11,662	9,404

Technology and other intangibles	3,349	1,157	520
Less accumulated amortization	(1,806)	(748)	(285)

	1,543	409	235

Intangible assets, net	$1,664	$22,496	$19,992

Weighted-average amortization period for intangible assets is three years. Amortization expense of intangible assets was $686, $2,372, $1,791 and $2,738 net of $651, $470, $104 and $0 related to discontinued operations for the years ended December 31, 2006 and 2007 and the nine months ended September 30, 2007 and 2008 (unaudited), respectively. Amortization expense for the above intangible assets is expected to be $3,421 for 2008, $3,097 for 2009, $3,096 for 2010 and $3,095 for 2011, net of discontinued operations.

The changes in the carrying amount of goodwill consisted of the following:

Goodwill, balance at December 31, 2005	$17,097
Additions	15,619
Disposals	—

Goodwill, balance at December 31, 2006	32,716
Additions	29,353
Disposals	(20,503)

Goodwill, balance at December 31, 2007	$41,566
Additions	202

Goodwill, balance at September 30, 2008 (unaudited)	$41,768

8.	Restructuring Activities

During 2007, the Company implemented various actions designed to streamline operations primarily through workforce reductions. As a result of the implementation of these actions, the Company recognized a restructuring charge of $3,202, consisting primarily of $2,500 in severance benefits from the termination of approximately 60 employees. The remaining accrual related to this

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

charge was $1,571 and $16 as of December 31, 2007 and September 30, 2008 (unaudited), respectively, and is reflected in accrued expenses in the accompanying consolidated balance sheets.

In 2008, as part of a plan to continue to realign the Company’s workforce, approximately 65 employees were terminated. In connection with the termination, the Company incurred a restructuring charge of approximately $2,805 related primarily to severance related costs. The remaining accrual related to this charge was $616 as of September 30, 2008 (unaudited), and is reflected in accrued expenses in the accompanying consolidated balance sheet.

9.	Commitments and Contingencies

The Company from time to time is subject to litigation relating to matters in the ordinary course of business. The Company believes that any ultimate liability resulting from these contingencies will not have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.

Capital Leases

The Company leases property and equipment, consisting primarily of computer equipment, under various capital lease agreements expiring through 2010.

Total future minimum lease payments as of December 31, 2007, under noncancelable capital lease agreements were as follows:

2008	$220
2009	45
2010	14
2011	9
2012 and thereafter	—

Total	288
Less: amounts representing interest	(15)

Present value of net minimum obligations	273
Less: current obligations under capital leases	(210)

Noncurrent obligations under capital leases	$63

Operating Leases

The Company leases office facilities in: Washington, D.C.; Chicago, Illinois; Seattle, Washington; Hunt Valley, Maryland; Burlingame, California; Houston, Texas and Salt Lake City, Utah under various operating lease agreements expiring through 2011.

Total future minimum lease payments as of December 31, 2007, under noncancelable operating lease agreements were as follows:

2008	$2,170
2009	1,471
2010	1,428
2011	1,229
2012 and thereafter	151

Total	$6,449

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

Rent expense for the years ended December 31, 2006 and 2007 and the nine months ended September 30, 2007 and 2008 (unaudited), was $2,409, $2,774, $2,060 and $1,274, respectively.

10.	Members’ Equity

As of December 31, 2007, the total number of units of all classes that the Company has the authority to issue is 168,300,000, of which 80,000,000 are for Class A units, 20,000,000 are for Class B units, 20,000,000 are for Class C units, 5,000,000 are for Class D units reserved for issuance, 20,000,000 are for Class E units, 10,000,000 are for Class F Units, 10,300,000 are for Class G units and 3,000,000 are for Class H units. The Class C units may be issued by the Company’s Board of Directors (the “Board”) pursuant to restricted unit purchase agreements, unit option agreements or other incentive arrangements. The Class D units may be issued by the Board pursuant to agreements or arrangements in connection with acquisitions and/or strategic transactions.

Class A and Class B unit holders will have ten votes for each unit held. Class C, Class D, Class E, Class F, Class G and Class H unit holders will have one vote for each unit held.

In October 2006, the Company received capital commitments for $50,000 from certain current investors and senior management. All of this commitment was funded during 2006 and 2007.

In February 2007, a subscription agreement was executed with one new member to acquire 10,000,000 Class F units for $25,000. This purchase was fully funded at that time.

In September 2008, RMC loaned the Company $5,000 and subsequently entered into a subscription agreement to acquire 50,444,444 Class I units for $22,700. This purchase was fully funded during that month through payment by RMC of $17,700 and its forgiveness of the $5,000 note.

In the event of an operating distribution (other than a distribution for tax liabilities), each unit holder is to be allocated a portion of the distribution in accordance with such unit holder’s unit holdings. Additionally, to the extent cash is available, the Board may elect to make distributions to unit holders to assist in paying income taxes related to the unit holder’s share of income in a given year.

Profits and losses are allocated among the members to cause their adjusted capital accounts, to the greatest extent possible, to be equal to the respective amounts, which would be distributed to them pursuant to a liquidation of the Company.

In the event of dissolution of the Company, a sale of all or substantially all of the assets of the Company or other liquidation event, after payment of liabilities, the holders of Class I units have a senior distribution preference and are entitled to receive the original purchase price for each Class I unit, prior to a distribution to any unit holders for any of the Class A, B, C, D, E, F, G and H. The holders of Class E and Class F units are then entitled to receive the original purchase price for each Class E unit or Class F unit, respectively, prior to a distribution to any unit holders for any of the Class A, B, C, D, G and H units. The holders of the Class G and Class H units are then entitled to receive the original purchase price for each Class G or Class H unit, respectively, prior to a distribution to any unit holders for any of the Class A, B, C and D.

See Note 17 for discussion of the October 2008 acquisition of the Company by Waterfront Media Inc.

11.	Minority Interest and Put and Call Rights

The Company, as part of employment agreements entered into between the Company and management members of ConnectYourCare and as part of the Second Restated and Amended

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

Limited Liability Company Agreement of Extend Health, issued the right to put their minority interests to the Company. Management members of ConnectYourCare had the right to put their units in ConnectYourCare to the Company at a price equal to the fair market value of the units (or at an established floor price per unit should certain events occur).

The holders of the minority interests in Extend Health had the right to put their units in Extend Health to the Company, at a price per unit equal to the fair market value of the units at the time of the put, if the Company has not consummated an initial public offering, sale or consolidation prior to July 30, 2009.

Accordingly, the minority interest amount reflected in the consolidated financial statements of the Company has been adjusted to reflect the greater of the actual calculation of minority interest from operations and the redemption value of the units subject to being put to the Company. As of December 31, 2006, the redemption value of the put options was $3,500 for Extend Health and $1,468 for ConnectYourCare.

As long as the Company held a majority interest, the holders of the minority interest in RediClinic had the right to put their units in RediClinic to the Company, at a price equal to the fair market value of the units at the time of the put, on March 31, 2009, 2010 and 2011. The Company then had the right to accept or reject the put. Because the Company controlled whether or not the put could be exercised and, at December 31, 2006 it was not probable that the put would be exercised, the minority interest amount in the consolidated financial statements related to RediClinic remained at book value as of December 31, 2006.

Upon the sale of ConnectYourCare and Extend Health in 2007, the amounts previously recorded related to the redemption feature were reversed.

12.	Related Party Transactions

In 2006, the Company subleased office space in Washington, D.C. from RMC at amounts that were comparable to market rents for similar office space. The arrangement was terminated at the end of 2006. During 2006, the Company paid $465 for rent under the sublease.

In December 2007, the Company entered into an unsecured promissory note agreement with RMC for the principal amount of $5,000. The unsecured note bears interest at 8% and is payable on or before June 30, 2008. During 2008, the note with RMC was amended and the Company borrowed an additional $30,000 under the same terms. In September 2008, the outstanding principal amount of $35,000 was converted into Class E units at $2.50 per unit and all accrued interest was forgiven.

13.	401(k) Retirement Plan

The Company and its employees participate in a 401(k) retirement plan (the “Plan”). Under the Plan, the Company matches 100% of employee contributions to the Plan up to a maximum of 3% of each employee’s annual compensation and 50% of employee contributions to the Plan for the next 2% of each employee’s annual compensation, as defined by the Plan agreement. The Company incurred $451, $932, $633 and $639 in the form of matching contributions to the Plan during the years ended December 31, 2006 and 2007 and the nine months ended September 30, 2007 and 2008 (unaudited), respectively.

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

14.	Long-Term Incentive Plans

RHG Incentive Plan

On July 15, 2005, the Company adopted the 2005 Equity Incentive Plan (the “Original Incentive Plan”) under which options to acquire Class C units of the Company are granted to Company employees. The exercise price per unit for the options granted equals the fair market value of Class C units of the Company on the date of grant. The options vest in equal installments of 20% per year over a period of five years from the date of commencement of employment and have a maximum contractual term of eight years. Under the Original Incentive Plan, a maximum of 15,000,000 Class C units were reserved for issuance. The Original Incentive Plan also contains certain repurchase features that allow the Company to repurchase Class C units issued upon exercise of options granted under the Original Incentive Plan at fair market value.

On September 19, 2006, the Board approved the Company’s Amended and Restated 2005 Equity Incentive Plan (the “RHG Plan”). The RHG Plan contains certain modifications, including clarifications to the Original Incentive Plan and the increase of the Class C unit reserve to 20,000,000 units.

The Company is accounting for the RHG Plan using liability accounting, as the RHG Plan allows for each employee to put back 50% of the options to the Company and the Company’s repurchase of shares acquired by the exercise of options, which has been exercised by the Company. The fair value of the awards is measured on the grant date and remeasured at each reporting date. The related compensation expense is recognized on a straight-line basis over the service and vesting term of five years and is adjusted on each reporting date for the change in fair value.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. The following assumptions were used in 2006: dividend yield of 0%, risk-free interest rate of 5.11%, volatility of 80% and expected term of between 5.5 and 5.0 years. The following assumptions were used in 2007: dividend yield of 0%, risk-free interest rate of 3.45%, volatility of 65% and expected term of between 5.5 and 3.6 years.

Following is a summary of the units granted under the RHG Plan:

		Weighted-Average
		Exercise Price
	Units	Per Unit ($)

Outstanding at December 31, 2005	9,027,940	$1.00
Units granted	6,893,800	$1.08
Units forfeited	(1,904,500)	$1.00

Outstanding at December 31, 2006	14,017,240	$1.04
Units granted	3,478,667	$1.50
Units forfeited	(4,008,492)	$1.06

Outstanding at December 31, 2007	13,487,415	$1.15

Vested at December 31, 2007	6,231,563	$1.04

The weighted-average grant date fair value of awards was $1.12 per unit granted in 2006 and $0.89 per unit in 2007. The Company expects 4,895,563 options to vest. These options have a weighted-average exercise price of $1.15 per unit and a weighted-average remaining contractual term of 2.8 years. As of December 31, 2006 and 2007, the Company had 2,082,760 and 2,612,585 units available for grant under the RHG Plan, respectively. Non-vested awards at December 31, 2006 and

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

2007 were 10,712,937 and 7,255,852, respectively, with weighed-average grant date fair values of $0.87 and $0.92, respectively. As of December 31, 2007, compensation expense related to non-vested awards that will be recognized over the remaining 3.5 years of the vesting period is $7,468.

The Company recognized compensation expense of $2,765, $1,429, $1,072 and $(5,900) for the years ended December 31, 2006 and 2007 and nine months ended September 30, 2007 and 2008 (unaudited), respectively. In connection with the Waterfront Media Inc. acquisition, as described in Note 17, in September 2008, the RHG Plan was terminated and existing options that had not been exercised were cancelled. Upon termination of the RHG Plan, a share based liability of $5,900 was reversed to the consolidated statement of operations, with the credit classified in the same manner in which the stock compensation expense was originally recorded.

15.	Stock Grants

On June 23, 2006, the Company granted 400,000 Class C units to a Board member for special advisory services. The grant vests over a two-year service period. The fair market value of this grant on the date of grant was $400. The Company will remeasure the fair value each reporting period and record the expense over the vesting period. At December 31, 2006 and 2007, the fair market value of the grant was $600. For the years ended December 31, 2006 and 2007 and the nine months ended September 30, 2007 and 2008 (unaudited), the Company recorded $150, $300, 228 and $(270) of compensation expense, respectively, related to this grant.

On June 30, 2005, the Company granted 2,500,000 and 1,000,000 Class C units to two Board members. The fair market value of these grants was $3,500. The Company is recording the fair value over the vesting period of the units. For the years ended December 31, 2006 and 2007 and the nine months ended September 30, 2007 and 2008 (unaudited), the Company recorded $888, $450, $338 and $1,062, respectively, of compensation expense and increased the members’ capital accounts in conjunction with these class unit grants.

In 2006, the Company made a loan to one of the Board members related to his stock grant to be repaid from future distributions.

16.	Restricted Stock Grant

The Company entered into a Master License and Services Agreement dated April 2006, which granted a perpetual license to certain software frameworks and solutions and provided software programming, maintenance and other services to RHG. The parties also entered into the RHG Equity Agreement dated April 2006, pursuant to which RHG granted Class D units, which vest evenly over ten years. In return, the Company was granted an option to purchase 19% of the licensor. The value of the RHG stock grant was $500 and it was determined that the option in the licensor had the same value.

In August 2006, RHG began renegotiations on the transaction and stopped any further payments. An agreement in principle was reached that both the option agreement and the stock grant would be terminated at this time. The probability of the forfeiture of the grant was considered to be 100% at that time and, as a result, the stock grant was determined to have no value in the transaction. In addition, as it was clear that the option would be negotiated out of the agreement prior to the option period, the option was also considered to have a zero value. As a result, by year-end, the Company wrote off the asset and liability related to the option and the equity grant.

In April 2007, an amended agreement with the licensor was executed. Under the renegotiated agreement, the license is valued at $1,000; annual maintenance fees are $100 with five years and

Revolution Health Group LLC

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except unit and per unit data)

considered prepaid, based on dollars already paid; the option agreement was terminated and the stock grant was terminated.

17.	Subsequent Events — Restructuring and Acquisition

On or about September 30, 2008, the Company completed a corporate restructuring transaction whereby the Company became a wholly owned subsidiary of a new holding company called WF Holding Company, LLC (“WF Holding”). After this step (referred to as the “Restructuring”), the Company’s unit holders hold their interests through WF Holding.

The Restructuring occurred to facilitate a business combination of the Company with Waterfront Media Inc. In October 2008, after the Restructuring, WF Holding, the Company and Waterfront Media Inc. entered into an agreement whereby Waterfront Media Inc. purchased all the outstanding membership interests of the Company held by WF Holding in exchange for certain shares of Waterfront Media Inc. stock. In January 2010, Waterfront Media Inc. changed its name to Everyday Health, Inc.

Helping Consumers
Live Healthier Lives Every Day

Virtual Symptom Checker
Blogs
Community
Tools and Trackers
Trusted Editorial
Meal Plans
Widgets
Leading Experts
iPhone Applications

www.EverydayHealth.com

Helping Consumers Live Healthier Lives Every Day Our daily tools and interactive features are the core of our everyday approach to healthy living. From customized meal plans to condition management tips, from expert blogs to support from an active community of like-minded health enthusiasts, our users turn to us for the support they need to live healthier lives. Virtual Symptom Checker iPhone Applications Blogs Leading Community Experts Tools and Widgets Trackers Meal Trusted Plans Editorial www.EverydayHealth.com

Helping Consumers Live Healthier Lives Every Day Our daily tools and interactive features are the core of our everyday approach to healthy living. From customized meal plans to condition management tips, from expert blogs to support from an active community of like-minded health enthusiasts, our users turn to us for the support they need to live healthier lives. Virtual Symptom Checker iPhone Applications Blogs Leading Community Experts Tools and Widgets Trackers Meal Trusted Plans Editorial www.EverydayHealth.com

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee		$7,130
Financial Industry Regulatory Authority filing fee		10,500
Blue Sky fees and expenses			*
Accounting fees and expenses			*
Legal fees and expenses			*
Printing and engraving expenses			*
Registrar and Transfer Agent’s fees			*
Miscellaneous fees and expenses			*

Total	$		*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding — other than an action by or in the right of the Registrant — by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation and amended and restated bylaws, in each case to be in effect upon the closing of this offering, will authorize us to provide for the indemnification of directors to the fullest extent permissible under the DGCL. Our amended and restated bylaws will also provide that we have the power to indemnify our officers, employees and other agents to the fullest extent not prohibited by the DGCL. In addition, we have entered into separate indemnification agreements, the form of which is attached as Exhibit 10.5 hereto, with our directors which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We intend to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

See also the undertakings set out in response to Item 17 herein.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act. The following information does not give effect to a           -for-           reverse split of our common stock to be effected prior to the completion of this offering.

(a)	Issuances of Capital Stock and Warrants

1. On March 22, 2007, we issued a warrant to purchase 110,018 shares of Series C redeemable convertible preferred stock for an aggregate exercise price of $360,000 to an accredited investor.

2. On various dates between August 30, 2007 and February 14, 2008, we sold 3,934,855 shares of Series D redeemable convertible preferred stock to 13 accredited investors in exchange for an aggregate of $27,026,945.

3. On October 7, 2008, we issued 8,930,966 shares of Series E redeemable convertible preferred stock to one accredited investor in exchange for all membership interests in Revolution Health Group LLC.

4. On various dates between October 15, 2008 and November 26, 2008, we sold 2,951,128 shares of Series F redeemable convertible preferred stock to 13 accredited investors in exchange for an aggregate of $22,468,117.

5. On September 18, 2009, we issued a warrant to purchase 47,285 shares of Series F redeemable convertible preferred stock for an aggregate exercise price of $360,000 to an accredited investor.

6. On October 8, 2009, we issued a warrant to purchase 65,674 shares of Series F redeemable convertible preferred stock for an aggregate exercise price of $500,000 to an accredited investor.

No underwriters were used in the foregoing transactions. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)	Certain Grants and Exercises of Stock Options

Pursuant to our 2003 Stock Option Plan, as of March 31, 2010 we have issued options to purchase an aggregate of 6,626,612 shares of common stock. Of these options:

•	options to purchase 1,385,194 shares of common stock have been canceled or lapsed without being exercised;

•	options to purchase 295,695 shares of common stock have been exercised; and

•	options to purchase a total of 4,945,723 shares of common stock are currently outstanding, at a weighted-average exercise price of $4.53 per share.

The sale and issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
3	.1*	Ninth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3	.2*	Certificate of Amendment to the Ninth Amended and Restated Certificate of Incorporation of the Registrant.
3	.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering.
3	.4*	Bylaws of the Registrant, as currently in effect.
3	.5**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering.
4	.1**	Form of the Registrant Common Stock Certificate.
4	.2*	Fifth Amended and Restated Stockholder Rights Agreement, by and between the Registrant and the investors listed on Exhibit A thereto, key holders listed on Exhibit B thereto and other holders listed on Exhibit C thereto, dated as of October 15, 2008.
4	.3*	First Amendment to the Fifth Amended and Restated Stockholder Rights Agreement, dated as of September 18, 2009.
4	.4*	Second Amendment to the Fifth Amended and Restated Stockholder Rights Agreement, dated as of October 8, 2009.
4	.5*	Warrant Agreement to Purchase Shares of the Series C Preferred Stock of the Registrant by and between the Registrant and Hercules Technology Growth Capital, Inc., dated March 22, 2007.
4	.6*	Warrant to Purchase Stock issued to Square 1 Bank, dated September 18, 2009.
4	.7*	Warrant to Purchase Shares of Series F Preferred Stock issued to Compass Horizon Funding Company LLC, dated October 8, 2009.
5	.1**	Opinion of Cooley LLP.
10	.1*	2003 Stock Option Plan, as amended, and related documents.
10	.1.1*	Amendment to 2003 Stock Option Plan, as amended.
10	.2**	2010 Equity Incentive Plan and related documents.
10	.3*	Lease Agreement between the Registrant and the Rector, Church-Wardens and Vestrymen of the Trinity Church in the City of New York, dated as of August 26, 2009.
10	.3.1*	First Amendment to the Lease between the Registrant and the Rector, Church-Wardens and Vestrymen of the Trinity Church in the City of New York, dated as of February 22, 2010.
10	.4*	Sublease between the Registrant and CT Corporation System, dated August 26, 2009.
10	.5**	Form of Indemnification Agreement to be entered into with each director and executive officer of the Registrant.
10	.6*	Loan and Security Agreement by and among the Registrant, Revolution Health Group LLC, CarePages, Inc. and Square 1 Bank, dated September 18, 2009.
10	.7*	Venture Loan and Security Agreement by and among the Registrant, Revolution Health Group LLC, CarePages, Inc. and Compass Horizon Funding Company LLC, dated October 8, 2009.

Exhibit
Number		Description

10	.8*	Employment Agreement between the Registrant and Brian Cooper, dated September 9, 2003.
10	.9*	Offer Letter between the Registrant and Scott Wolf, dated May 9, 2005.
10	.10*	Offer Letter between the Registrant and Gregory Jackson, dated June 19, 2006.
10	.11†*	Letter Agreement between the Registrant and J.M. Athletics, LLC (subsequently assigned to Empowered Media, LLC), dated November 7, 2005, as amended on May 12, 2009 and November 6, 2009.
10	.12†*	Letter Agreement between the Registrant and SBD/Waterfront Media Limited Partnership, dated February 12, 2008.
21	.1*	List of Subsidiaries.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2		Consent of Ernst & Young LLP, independent auditors.
23	.3**	Consent of Cooley LLP (included in Exhibit 5.1).
23.4		Report and Consent of UHY LLP, independent auditors.
23.5		Report and Consent of Stout, Causey and Horning P.A., independent auditors.
24	.1*	Power of Attorney (see page II-8 of original filing).
99.1		Consent of Forrester Research, Inc.

*	Previously filed.

**	To be filed by amendment.

†  Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brooklyn, State of New York, on the 28th day of April, 2010.

EVERYDAY HEALTH, INC.

By:	/s/ Benjamin Wolin
Benjamin Wolin
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Benjamin Wolin Benjamin Wolin		Chief Executive Officer and Director (Principal Executive Officer)	April 28, 2010

/s/ Brian Cooper Brian Cooper		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 28, 2010
* D. Jarrett Collins		Director	April 28, 2010

* Donn Davis		Director	April 28, 2010

* Dana L. Evan		Director	April 28, 2010

* David Golden		Director	April 28, 2010

* Michael Keriakos		Director	April 28, 2010

* Habib Kairouz		Director	April 28, 2010

* Douglas McCormick		Director	April 28, 2010

* William Bo S. Peabody		Director	April 28, 2010

* Sharon Wienbar		Director	April 28, 2010

*By:	/s/ Benjamin Wolin Benjamin Wolin Attorney-in-Fact

Exhibit Index

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
3	.1*	Ninth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3	.2*	Certificate of Amendment to the Ninth Amended and Restated Certificate of Incorporation of the Registrant.
3	.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering.
3	.4*	Bylaws of the Registrant, as currently in effect.
3	.5**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering.
4	.1**	Form of the Registrant Common Stock Certificate.
4	.2*	Fifth Amended and Restated Stockholder Rights Agreement, by and between the Registrant and the investors listed on Exhibit A thereto, key holders listed on Exhibit B thereto and other holders listed on Exhibit C thereto, dated as of October 15, 2008.
4	.3*	First Amendment to the Fifth Amended and Restated Stockholder Rights Agreement, dated as of September 18, 2009.
4	.4*	Second Amendment to the Fifth Amended and Restated Stockholder Rights Agreement, dated as of October 8, 2009.
4	.5*	Warrant Agreement to Purchase Shares of the Series C Preferred Stock of the Registrant by and between the Registrant and Hercules Technology Growth Capital, Inc., dated March 22, 2007.
4	.6*	Warrant to Purchase Stock issued to Square 1 Bank, dated September 18, 2009.
4	.7*	Warrant to Purchase Shares of Series F Preferred Stock issued to Compass Horizon Funding Company LLC, dated October 8, 2009.
5	.1**	Opinion of Cooley LLP.
10	.1*	2003 Stock Option Plan, as amended, and related documents.
10	.1.1*	Amendment to 2003 Stock Option Plan, as amended.
10	.2**	2010 Equity Incentive Plan and related documents.
10	.3*	Lease Agreement between the Registrant and the Rector, Church-Wardens and Vestrymen of the Trinity Church in the City of New York, dated as of August 26, 2009.
10	.3.1*	First Amendment to the Lease between the Registrant and the Rector, Church-Wardens and Vestrymen of the Trinity Church in the City of New York, dated as of February 22, 2010.
10	.4*	Sublease between the Registrant and CT Corporation System, dated August 26, 2009.
10	.5**	Form of Indemnification Agreement to be entered into with each director and executive officer of the Registrant.
10	.6*	Loan and Security Agreement by and among the Registrant, Revolution Health Group LLC, CarePages, Inc. and Square 1 Bank, dated September 18, 2009.
10	.7*	Venture Loan and Security Agreement by and among the Registrant, Revolution Health Group LLC, CarePages, Inc. and Compass Horizon Funding Company LLC, dated October 8, 2009.
10	.8*	Employment Agreement between the Registrant and Brian Cooper, dated September 9, 2003.
10	.9*	Offer Letter between the Registrant and Scott Wolf, dated May 9, 2005.
10	.10*	Offer Letter between the Registrant and Gregory Jackson, dated June 19, 2006.
10	.11†*	Letter Agreement between the Registrant and J.M. Athletics, LLC (subsequently assigned to Empowered Media, LLC), dated November 7, 2005, as amended on May 12, 2009 and November 6, 2009.
10	.12†*	Letter Agreement between the Registrant and SBD/Waterfront Media Limited Partnership, dated February 12, 2008.

Exhibit
Number		Description

21	.1*	List of Subsidiaries.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2		Consent of Ernst & Young LLP, independent auditors.
23	.3**	Consent of Cooley LLP (included in Exhibit 5.1).
23.4		Report and Consent of UHY LLP, independent auditors.
23.5		Report and Consent of Stout, Causey and Horning P.A., independent auditors.
24	.1*	Power of Attorney (see page II-8 of original filing).
99.1		Consent of Forrester Research, Inc.

*	Previously filed.

**	To be filed by amendment.

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.